PEPSICO

Faster, Stronger, Better.


PEPSICO
GLOBAL


PepsiCo
R&D



Notice of 2021 Annual Meeting of Shareholders and Proxy Statement


THANK YOU
FOR SERVING
THE
COMMUNITY
#PEPSI
#NTX
#HEROES
#WINASONE
NOT ALL
HEROES
WEAR CAPES






I Wear A Mask For
My CHildren
my Husband
my friends
#BeatCOVID
PEPSICO
BEVERAGES

Creating More Smiles with
Every Sip and Every Bite[SM]

Dear Fellow PepsiCo Shareholders:



Ramon L. Laguarta
Chairman of the Board of Directors and
Chief Executive Officer

I am pleased to invite you to our 2021 Annual Meeting of Shareholders on Wednesday, May 5, 2021 at 9:00 a.m. Eastern Daylight Time. In light of ongoing concern regarding COVID-19, we have planned for this year's event to be virtual-only. You can access the meeting at *www.virtualshareholdermeeting.com/PEP2021*.

We believe our strategy and our people allowed us to be resilient

At the outset of 2020, few could have imagined what the year would have in store for our Company and our world. From a global pandemic that cost millions of lives and unleashed an economic catastrophe, to tragic examples of systemic racial inequality, to an escalating climate crisis, and even the passing of PepsiCo's patriarch and first CEO, Donald M. Kendall, the past 12 months have been among the most challenging in recent memory.

Whilst the state of the world has evolved substantially over the past year, PepsiCo continues to be driven by the approach we call *Winning with Purpose* — our guide for achieving accelerated, sustainable growth.

Looking back on our progress, I am confident that this approach and our efforts to become a *Faster, Stronger* and *Better* company laid a solid foundation that enabled us to continue to perform through the significant challenges and wide-scale disruptions brought by 2020.

Last year, we delivered strong operational performance despite economic uncertainties, gaining or holding market share across many of our priority markets within both snacks and beverages. Our diversified portfolio of large brands that consumers trust, agile supply chain, flexible go-to-market systems and incredibly dedicated associates were all critical contributors in an environment where consumer behaviors and customer demand rapidly evolved. For example, our teams, supply chain and go-to-market systems were able to adapt and:

- Meet the elevated at-home consumption demand needs for meals such as breakfast and dinner;
- Drive innovation in our core brands, with a special focus on no sugar beverages and flavors that celebrate local food cultures;

- Continue to drive SodaStream — a rapidly growing and profitable business — as a sustainable and personalized beverage system;
- Pivot our resources to provide first-class service levels for our customers; and
- Increase our presence and availability across packages and channels where consumers migrated, such as multipacks and e-commerce.

In addition, we returned a total of $7.5 billion in cash to shareholders through dividends and share repurchases and, earlier this year, announced a 5% increase in our annualized dividend per share, effective with the expected June 2021 dividend payment — our 49th consecutive annual dividend increase.

These outcomes underscore our commitment to creating smiles for our shareholders, whilst confirming the strength and resilience of our business and affirming that our strategy is the right one in good times and in bad.

I am very proud of what we have been able to achieve, whilst staying focused on the issues that matter to our society and planet. Most of all, I am extremely proud of how our associates have gone above and beyond to continue serving our customers, consumers and communities. I am honored to work with individuals who demonstrate this level of passion and commitment, regardless of the circumstances, to keep our Company moving forward.

We strived to drive positive change even during a challenging year

In 2020, it was more important than ever for our Company to stay focused on delivering sustainable performance and driving positive change, not only for our shareholders, but also for our associates and communities, consumers, customers, and the planet.

- *Protecting Our Associates and Communities*: We created safe working environments through social distancing and distribution of personal protective equipment (PPE), especially for our frontline associates, and donated PPE to fellow frontline workers around the world. We expanded benefits for associates who became sick or had to care for a sick family member, and The PepsiCo Foundation invested more than $60 million and provided over 145 million meals to families impacted by COVID-19.

- *Striving for Racial Equality*: In 2020, we launched our more than $570 million Racial Equality Journey, an effort to break down systemic barriers to opportunity. We're starting with a set of initiatives in the United States focused on increasing Black and Hispanic representation at PepsiCo, supporting Black- and Hispanic-owned businesses, and lifting up Black and Hispanic communities over the next five years. Going forward, we will aim to bring this same commitment to racial equality to other markets around the world. To build greater trust and accountability regarding our progress, we also published on our website a global workforce demographics data report and our 2019 U.S. Consolidated EEO-1 Report, which will be submitted to the U.S. Equal Employment Opportunity Commission.

- *Helping to Build a More Sustainable Food System*: We continued to integrate purpose into our business strategy and brands, delivering positive outcomes for people and the environment, whilst enabling us to be a faster-growing and more resilient company. This included continued efforts to advance more sustainable and resilient agriculture, lower greenhouse gas emissions, curb packaging waste and create a circular economy for plastics, use water more efficiently and reduce added sugars, sodium and saturated fat in many of our products. During 2020, we released a Green Bond Report, which provides an update on the 2019 allocation of net proceeds from our first-ever Green Bond and the environmental impact of the funded projects.

We also recently announced two ambitious new sustainability goals: 1) We will aim to cut absolute greenhouse gas emissions across our value chain by more than 40% by 2030 — more than doubling our science-based climate objective. Our target is to achieve net-zero emissions across our global operations by 2040, a full decade earlier than called for in the Paris Agreement. 2) We will strive to use 100% rPET for our key Pepsi brands in nine EU markets by 2022. We estimate that this will eliminate over 70,000 tons of virgin, fossil-fuel based plastic per year, moving us closer to our goal of a world where plastic never becomes waste and lowering carbon emissions per bottle by approximately 40%.

Our Board of Directors is actively engaged in our strategy

As stewards of our Company, our Board plays an essential role in guiding our overall long-term strategy. Our Board has deep experience in the area of strategy development and offers insights into the most important issues facing the Company. In particular, a number of our Board members have science and public policy expertise that has informed PepsiCo's response to COVID-19 and racial equality issues. Throughout 2020, our Board has continued to be an invaluable resource, offering their expertise and providing tireless support. I am grateful to each member for their availability and their counsel throughout this extraordinary time.

The core of resilience is good governance. We believe that to deliver long-term value, sustainability must be woven into all aspects of our business strategy and brands and overseen at the Board level. That is why in 2017 we established a Public Policy and Sustainability Committee to assist the Board in providing more focused oversight over sustainability and public policy matters. In 2020, we amended the Committee's charter to reflect its ongoing oversight over diversity and inclusion matters and changed the Committee's name to the Sustainability, Diversity and Public Policy Committee in order to highlight these oversight responsibilities.

We value the diversity of thought, experience and background in our Boardroom

As our Company's long-term strategy evolves, so do the skills, qualifications, attributes and experiences that the Board seeks in its director nominees. We are proud of the ongoing evolution of our Board and its track record on refreshment. We believe our director nominees bring

diverse opinions and perspectives and a well-rounded range of attributes, viewpoints and experiences that are reflective of our global businesses.

We elected Michelle Gass in 2019 and Segun Agbaje and Dave Lewis in 2020, further bolstering the Board's understanding of the complex business environment in Sub-Saharan Africa and providing valuable perspectives on the consumer retail environment and sustainability initiatives.

One of our directors, Richard W. Fisher, is not standing for re-election to the Board and will retire from the Board as of the 2021 Annual Meeting. We thank Richard for his many years of service and are grateful for his valuable contributions to our Company.

Looking ahead

We know that the recovery of our society and our economies will take time, but PepsiCo is committed to playing our part. We will continue to concentrate on the values and behaviors that served us so well during the past year, and I believe we will ultimately emerge from this pandemic even *Faster, Stronger and Better* than we were before, growing our business long into the future.

We value your views

The feedback we receive from our shareholders and other stakeholders is critical to PepsiCo's success. We have a longstanding practice of engaging regularly with our shareholders and other stakeholders on all aspects of our business. These important external viewpoints inform our decisions and our strategy, including *Winning with Purpose*. Through ongoing dialogue, we hope to continue broadening our perspective and strengthening our corporate governance framework. Doing so will ensure we have the right strategy in place to meet the evolving needs of our rapidly changing business environment and remain responsive to the priorities of our shareholders and other stakeholders.

Your vote is important

Whether or not you plan to attend the Annual Meeting virtually, we encourage you to vote promptly. You may vote by telephone or online, or, if you requested to receive printed proxy materials, by completing, signing, dating and returning the enclosed proxy card or voting instruction form.

On behalf of our Board of Directors and all PepsiCo associates, thank you for your support and the faith you place in us with your investment. Please continue to stay healthy and safe.

Sincerely,



Ramon L. Laguarta
Chairman of the Board of Directors and
Chief Executive Officer
March 24, 2021

 

PEPSICO
700 Anderson Hill Road
Purchase, New York 10577

Notice of 2021 Annual Meeting of Shareholders

Date and Time

Wednesday, May 5, 2021
9:00 a.m. Eastern Daylight Time

Place*

This year's meeting will be a virtual shareholder meeting at *www.virtualshareholdermeeting.com/PEP2021*.

Items to be Voted On

1	Elect as directors the 13 nominees named in the attached Proxy Statement.
2	Ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2021.
3	Provide advisory approval of executive compensation.
4-6	Act upon three shareholder proposals described in the attached Proxy Statement, if properly presented.

Record Date

Holders of record of our Common Stock as of the close of business on March 1, 2021 will be entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors,

David Flavell
Corporate Secretary
March 24, 2021

Proxy Voting

Your vote is very important. Whether or not you plan to attend the Annual Meeting, please promptly vote by telephone or over the Internet, or by completing, signing, dating and returning your proxy card or voting instruction form so that your shares will be represented at the Annual Meeting.

Voting Methods



Via the Internet in Advance
Visit *www.proxyvote.com.*



By Telephone
Call the phone number located on your proxy card or voting instruction form.



By Mail
Complete, sign, date and return your proxy card or voting instruction form in the envelope provided.



You will need the 16-digit number included in your proxy card, voting instruction form or notice

At the Meeting
Attend the Annual Meeting virtually. See page 93 for additional details on how to vote during the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 5, 2021.

Our Notice of Annual Meeting, Proxy Statement and Annual Report for the fiscal year ended December 26, 2020 are available at *www.pepsico.com/proxy21*.

We are making the Proxy Statement and the form of proxy first available on or about March 24, 2021.

* In light of ongoing concern regarding the novel coronavirus (COVID-19), and to promote the health and well-being of our employees, shareholders, directors, officers and other stakeholders, we have planned for this year's annual meeting to be a virtual-only meeting. Whether or not you plan to attend the Annual Meeting, we encourage you to vote promptly.

Table of Contents

This Proxy Statement of PepsiCo, Inc. ("**PepsiCo**," the "**Company**," "**we**," "**us**" or "**our**") contains statements reflecting our views about our future performance that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("**Reform Act**"). Statements that constitute forward-looking statements within the meaning of the Reform Act are generally identified through the inclusion of words such as "aim," "anticipate," "believe," "drive," "estimate," "expect," "expressed confidence," "forecast," "future," "goal," "guidance," "intend," "may," "objective," "outlook," "plan," "position," "potential," "project," "seek," "should," "strategy," "target," "will" or similar statements or variations of such words and other similar expressions. Forward-looking statements are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statement. Such risks and uncertainties include, but are not limited to: the impact of COVID-19; future demand for PepsiCo's products; damage to PepsiCo's reputation or brand image; issues or concerns with respect to product quality and safety; PepsiCo's ability to compete effectively; PepsiCo's ability to attract, develop and maintain a highly skilled and diverse workforce; water scarcity; changes in the retail landscape or in sales to any key customer; disruption of PepsiCo's supply chain; political or social conditions in the markets where PepsiCo's products are made, manufactured, distributed or sold; PepsiCo's ability to grow its business in developing and emerging markets; changes in economic conditions in the countries in which PepsiCo operates; future cyber incidents and other disruptions; failure to successfully complete or manage strategic transactions; PepsiCo's reliance on third-party service providers; climate change or measures to address climate change; strikes or work stoppages; failure to realize benefits from PepsiCo's productivity initiatives; deterioration in estimates and underlying assumptions regarding future performance that can result in an impairment charge; fluctuations or other changes in exchange rates; any downgrade or potential downgrade of PepsiCo's credit ratings; imposition or proposed imposition of new or increased taxes aimed at PepsiCo's products; imposition of limitations on the marketing or sale of PepsiCo's products; changes in laws and regulations related to the use or disposal of plastics or other packaging of PepsiCo's products; failure to comply with personal data protection and privacy laws; increase in income tax rates, changes in income tax laws or disagreements with tax authorities; failure to adequately protect PepsiCo's intellectual property rights or infringement on intellectual property rights of others; failure to comply with applicable laws and regulations; and potential liabilities and costs from litigation, claims, legal or regulatory proceedings, inquiries or investigations. For additional information on these and other factors that could cause PepsiCo's actual results to materially differ from those set forth herein, please see PepsiCo's filings with the Securities and Exchange Commission, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.



Proxy Statement Summary

This summary highlights certain information contained in this Proxy Statement. You should read the entire Proxy Statement and 2020 Annual Report carefully before you vote.

PepsiCo Strategy and Vision

We are driven by an approach we call *Winning with Purpose*, which is designed to help us meet the needs of our shareholders, customers, consumers and communities, while caring for our planet and inspiring our associates. This approach proved prescient and powerful in 2020 as we delivered strong operating performance during a challenging year while focusing on the issues that matter most to our society and the planet.

MISSION	Create more smiles with every sip and every bite
VISION	Be the global leader in convenient foods and beverages by winning with purpose

THE PEPSICO WAY

FASTER	STRONGER	BETTER
Winning in the marketplace, being more consumer-centric and accelerating investment for top-line growth	Transforming our capabilities, cost and culture by operating as one PepsiCo, leveraging technology, winning locally and globally enabled	Integrating purpose into our business strategy and doing even more for the planet and our people

BE CONSUMER CENTRIC • ACT AS OWNERS • FOCUS & GET THINGS DONE FAST • VOICE OPINIONS FEARLESSLY • RAISE THE BAR ON TALENT & DIVERSITY • CELEBRATE SUCCESS • ACT WITH INTEGRITY

Matters to Be Voted on at Our 2021 Annual Meeting of Shareholders

Shareholders will be asked to vote on the following matters at the Annual Meeting of Shareholders:

Proxy Item		Board Recommendation	More Information
			Beginning on page
1	Election of 13 director nominees	✓ FOR each director nominee	11
2	Ratification of appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2021	✓ FOR	41
3	Advisory approval of executive compensation	✓ FOR	44
4-6	Shareholder proposals	✗ AGAINST	84

Director Nominees

Our Nominating and Corporate Governance Committee and our Board have determined that the director nominees possess a broad range of attributes, viewpoints and experiences to effectively oversee PepsiCo's long-term business strategy. The following table provides summary information about each director nominee. For more detailed information about our directors, please see "Election of Directors (Proxy Item No. 1)" beginning on page 11 of this Proxy Statement.

Name	Primary Occupation	Director Since	Age*	Independent	Committee Membership AC	CC	NCG	SDPP
Segun Agbaje	Managing Director and Chief Executive Officer, Guaranty Trust Bank plc	2020	56	✓	E			
Shona L. Brown	Independent Advisor; Former Senior Advisor, Google Inc.	2009	55	✓		👤		●
Cesar Conde	Chairman, NBCUniversal News Group	2016	47	✓	●			
Ian Cook (Presiding Director)	Former Chairman, President and Chief Executive Officer, Colgate-Palmolive Company	2008	68	✓			●	
Dina Dublon	Former Executive Vice President and Chief Financial Officer, JPMorgan Chase & Co.	2005	67	✓		●		👤
Michelle Gass	Chief Executive Officer, Kohl's Corporation	2019	53	✓	E			
Ramon L. Laguarta	Chairman of the Board and Chief Executive Officer, PepsiCo	2018	57					
Sir Dave Lewis	Former Group Chief Executive Officer, Tesco PLC	2020	56	✓	E			
David C. Page, MD	Professor, Massachusetts Institute of Technology; Former Director and President, Whitehead Institute for Biomedical Research	2014	64	✓		●		●
Robert C. Pohlad	President of various family-owned entities; Former Chairman and Chief Executive Officer, PepsiAmericas, Inc.	2015	66	✓			●	
Daniel Vasella, MD	Former Chairman and Chief Executive Officer, Novartis AG	2002	67	✓		●	👤	
Darren Walker	President, Ford Foundation	2016	61	✓			●	●
Alberto Weisser	Former Chairman and Chief Executive Officer, Bunge Limited	2011	65	✓	👤 E			



* **Ages are as of March 24, 2021.**

👤 = Committee Chair
E = Audit Committee Financial Expert

AC = Audit Committee
CC = Compensation Committee
NCG = Nominating and Corporate Governance Committee
SDPP = Sustainability, Diversity and Public Policy Committee



Director Nominee Highlights

Director succession planning is a robust, ongoing process at PepsiCo. Our Board regularly evaluates desired attributes in light of the Company's strategy and evolving needs. We believe our 13 director nominees bring a diverse and well-rounded range of attributes, viewpoints and experiences, and represent an effective mix of deep company knowledge and fresh perspectives.

Strong Board Diversity

Diverse Representation



54%

23% female nominees

38% racially/ethnically diverse nominees

female and/or racially/ethnically diverse

3 female director nominees

3 Hispanic/Latino director nominees

2 Black director nominees

Global Perspective



8 citizens of countries other than the United States

12 of 13 director nominees with significant global experience

Range of Tenures*



0-4	
5-10	
>10	

Average Tenure: **7.2 Years**

Mix of Ages*



45-59	
60-65	
66+	

Average Age: **60.2**
69.2% are 65 or younger

Independent Oversight



12 of 13 independent director nominees

All 4 Board Committees are independent

* Tenure and age are as of March 24, 2021.

Diverse Mix of Attributes and Experiences



Attribute	Count
Public Company CEO	7
Financial Expertise/Financial Community	7
Consumer Products	6
Risk Management	2
Public Policy	2
Science/Medical/Research/Innovation	3
Technology/Data Analytics/e-commerce/Digital Marketing/Cyber	2
Diversity	7
Developing and Emerging Markets/International Residence	12

For further information on these attributes and experiences, see page 20.

Executive Compensation At-a-Glance

2020 PepsiCo Performance Highlights

PepsiCo delivered solid operating performance in 2020 despite macroeconomic challenges and economic uncertainty associated with the COVID-19 pandemic. To incentivize executive officers to deliver sustainable long-term value to shareholders, compensation is measured against key metrics which are critical for the execution of the Company's strategy. Highlights of our 2020 performance include:

Organic Revenue Growth[1]	Core Constant Currency Earnings Per Share ("EPS") Growth[1]	Free Cash Flow Excluding Certain Items[1]	Total Shareholder Return ("TSR")	Cash Returned to Shareholders
4.3%	**2%**	**$7.0 Billion**	**11.7%**	**$7.5 Billion**

Noteworthy accomplishments in 2020 which continue to create shareholder value over the long-term include the following:

- Gained meaningful market share in the macro-snack and savory categories within Frito-Lay North America ("**FLNA**")
- Improved market share trends globally within the Liquid Refreshment Beverages ("**LRB**") category; in particular for the total juices and juice drinks, ready-to-drink tea and coffee, and sparkling water categories in North America
- Delivered approximately $1.8 billion of global productivity savings in 2020 to strengthen our beverage, food and snack businesses

We continued to deliver on our *Faster, Stronger and Better* aspirations to *Be the Global Leader in Convenient Foods and Beverages by Winning with Purpose*, as well as took actions to keep our associates safe, support our communities and meet our consumers' and customers' needs during the COVID-19 pandemic.

FASTER	STRONGER	BETTER
Execution: Recognized in the Gartner Supply Chain Top 25 list for sustained supply chain excellence and solid best practices. **Brand Building:** Stepped up our level of advertising and marketing support for our brands to 7% of Net Revenue in 2020 and delivered innovative products representing 8% of Net Revenue in 2020.	**Productivity:** Continued to roll out our Global Business Services platform to support operations, enabling us to reinvest in our brands. **Digitalization:** Launched two direct-to-consumer websites where shoppers may order PepsiCo's food and beverage products.	**Sustainability:** Improved operational water-use efficiency by 15% in high water-risk areas since 2015, achieving progress towards our goal of 25%. **People:** Provided paid leave for up to 12 weeks to our associates impacted by COVID-19 and additional compensation to more than 90,000 frontline associates in North America.

The Principles of Our Executive Compensation Program

Our executive compensation program is designed to align the interests of PepsiCo's executive officers with those of our shareholders. The Compensation Committee oversees and evaluates the program against competitive practices, regulatory developments and corporate governance trends.

 The Compensation Committee has incorporated market-leading governance features into our programs that include a stringent clawback policy, rigorous stock ownership requirements and challenging targets for incentive awards tied to certain financial goals typically communicated to shareholders at the beginning of the year.

 Our executive compensation program avoids shareholder-unfriendly features. For our executive officers, we do not have employment agreements or supplemental retirement plans and we prohibit hedging or pledging of Company stock.

---

[1] To evaluate performance in a manner consistent with how management evaluates our operating results and trends, the Compensation Committee applies certain Business Performance metrics that are not in accordance with U.S. Generally Accepted Accounting Principles ("**GAAP**") as compensation performance measures to both long-term and annual incentive awards. Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 42-46 and 49 of PepsiCo's 2020 Annual Report on Form 10-K for the fiscal year ended December 26, 2020 for a more detailed description of the items excluded from these measures.

 

2020 Target Pay Mix for Named Executive Officers

To align pay levels for Named Executive Officers ("**NEOs**") with the Company's performance, our pay mix places the greatest emphasis on performance-based incentives.

CHAIRMAN AND CEO TARGET PAY MIX

Performance-Based Compensation 91%



9%
Base Salary

18%
Annual Incentive

73%
Long-Term Incentive

NEO AVERAGE TARGET PAY MIX (EXCLUDING CHAIRMAN AND CEO)

Performance-Based Compensation 85%



15%
Base Salary

22%
Annual Incentive

63%
Long-Term Incentive

Compensation Highlights

Reflecting our pay-for-performance compensation philosophy, the strong results delivered to shareholders in spite of the COVID-19 pandemic translated into above-target payouts of annual incentive awards. Due to increased investments in our businesses, long-term incentive award payments were around or below target.

Annual Incentive  **2020** **1-year performance period**

2020 Annual Incentive
Overall, PepsiCo achieved strong operating performance for the year.

Payout (% of target)
118% Average for all NEOs

Long-Term Incentives  **2018**  **2019**  **2020** **3-year performance period**

Performance Stock Units

3-Yr Average Core Constant Currency EPS Growth[2]

	Threshold 5.7%	Target 7.7%	Max 10.2%

Actual Result: 5.5%

50% weighting



40% Payout	100% Payout	175% Payout

+

3-Yr Core Net Return on Invested Capital ("**ROIC**") Improvement[3]

	Threshold +50 bps	Target +150 bps	Max +300 bps

Actual Result: 160 bps

50% weighting



50% Payout	100% Payout	175% Payout

=

Payout (% of target) **52.6%**

Long-Term Cash Awards

3-Yr Relative TSR Percentile vs. Proxy Peer Group

	Threshold 25th %ile	Target 50th %ile	Max 100th %ile

Actual Result: 55th %ile

100% weighting



50% Payout	100% Payout	200% Payout

=

Payout (% of target) **110%**

---

[2] For further information on PepsiCo's three-year average Core Constant Currency EPS Growth compensation performance measure, which is a non-GAAP financial measure, please refer to Appendix A to this Proxy Statement. In calculating this compensation performance measure, PepsiCo's 2018 Core Constant Currency EPS Growth was adjusted to exclude certain gains associated with the sale of assets and insurance claims and settlement recoveries, and PepsiCo's 2020 Core Constant Currency EPS Growth was adjusted to exclude certain charges taken as a result of COVID-19, such as costs related to expanded benefits and frontline incentives, the provision of personal protective equipment and increased sanitation, allowances for expected credit losses, upfront payment reserves and inventory write-downs.

[3] For further information on PepsiCo's three-year Core Net ROIC Improvement compensation performance measure, which is a non-GAAP financial measure, please refer to Appendix A to this Proxy Statement. In calculating this compensation performance measure, PepsiCo's Core Net ROIC Improvement was adjusted for the following: (i) to exclude the impact of acquisitions from 2018 to 2020, including Rockstar Energy Beverages ("**Rockstar**"), SodaStream International Ltd. ("**SodaStream**"), Pioneer Food Group Ltd. ("**Pioneer Foods**") and Hangzhou Haomusi Food Co., Ltd. ("**Be & Cheery**"); (ii) to mitigate the impact of changes in foreign exchange rates from 2018 to 2020; and (iii) to exclude certain charges taken as a result of COVID-19 in 2020, such as costs related to expanded benefits and frontline incentives, the provision of personal protective equipment and increased sanitation, allowances for expected credit losses, upfront payment reserves and inventory write-downs.

Corporate Governance Highlights

Our Corporate Governance Policies Reflect Best Practices

Many of our corporate governance practices are a result of valuable feedback and collaboration with our shareholders and other stakeholders who have provided important external viewpoints that inform our decisions and our strategy.

For example:

- The Board established a Public Policy and Sustainability Committee in 2017. In 2020, the Board amended the Committee's charter and changed its name to Sustainability, Diversity and Public Policy Committee to reflect the Committee's ongoing oversight over diversity and inclusion matters. The Committee assists the Board in providing more focused oversight over PepsiCo's policies and programs and related risks that concern key sustainability, diversity and inclusion and public policy matters.
- We published a global workforce demographics data report and our 2019 U.S. Consolidated EEO-1 Report which will be submitted to the U.S. Equal Employment Opportunity Commission, available at *www.pepsico.com/about/diversity-and-engagement/progress-at-pepsico*[4].
- The Board amended our Corporate Governance Guidelines:
  - in 2019 to decrease the total number of public company boards that a non-executive director can serve on from 5 to 4 and establish a limit of 2 total public company boards for directors who are public company executive officers; and
  - in 2018 to underscore the Board's focus on diversity, by explicitly stating its commitment to actively seeking out highly qualified women and minority candidates, as well as candidates with diverse backgrounds, skills and experiences, to include in the pool from which Board nominees are chosen.

Independent Oversight	• 12 of 13 director nominees are independent (all except for the CEO) • Independent Presiding Director with clearly defined and robust responsibilities • Regular executive sessions of independent directors at Board meetings (chaired by independent Presiding Director) and Committee meetings (chaired by independent Committee Chairs) • 100% independent Board Committees • Active Board oversight of the Company's strategy and risk management, including COVID-19 impact and related risks, sustainability, human capital management and talent development
Board Refreshment	• Comprehensive, ongoing Board succession planning process • Focus on diversity (1 racially diverse director elected in 2020; 54% of director nominees are female and/or racially/ethnically diverse) • Regular Board refreshment and mix of tenure of directors (7 director nominees joined in the last six years) • Annual Board and Committee assessments, including individual director assessments facilitated by a third party in 2020 • Mandatory retirement age of 72 • Comprehensive director orientation and ongoing director education
Shareholder Rights	• Annual election of all directors • Proxy access right for shareholders • Majority-vote and director resignation policy for directors in uncontested elections • 20% of shareholders are able to call special meeting • One class of outstanding shares with each share entitled to one vote
Good Governance Practices	• Prohibition on hedging or pledging Company stock • Stringent clawback policy applicable to directors and executives • Rigorous director and executive stock ownership requirements • Active and ongoing shareholder engagement program • Global Code of Conduct applicable to directors and all employees with annual compliance certification • Extensive management of sustainability risks and opportunities throughout our value chain as part of PepsiCo's ambition to help build a more sustainable food system • Robust political activities disclosures on our website

[4]   The information on any website mentioned in this proxy statement is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated herein or into any of our other filings with the Securities and Exchange Commission (the "**SEC**").

Election of Directors (Proxy Item No. 1)

Upon the recommendation of the Nominating and Corporate Governance Committee, our Board of Directors has nominated the 13 persons identified on the following pages for election at the 2021 Annual Meeting. If elected, the nominees will hold office as directors from election until the next Annual Meeting of Shareholders and until their successors are elected and qualified or until their death, resignation or removal. All of the nominees are currently PepsiCo directors who were elected by shareholders at the 2020 Annual Meeting, except for Segun Agbaje and Dave Lewis who were elected to the Board effective July 15, 2020 and November 13, 2020, respectively. Mr. Agbaje and Sir Dave were each recommended for consideration by the Nominating and Corporate Governance Committee by a non-management director in consultation with an independent third-party consulting firm that helps identify, evaluate and conduct due diligence on potential director candidates. Richard W. Fisher has reached the age of 72 and, pursuant to our policy, will not stand for re-election and will retire from the Board effective as of the 2021 Annual Meeting. Our Board thanks Mr. Fisher for his many years of exemplary service.

Our Board has a comprehensive, ongoing director succession planning process designed to provide for a highly independent, well-qualified Board, with the diversity, experience and background to be effective and to provide strong oversight. Our Board regularly evaluates the needs of the Company and adds new attributes, viewpoints and experiences to the Board as necessary to best position the Company to navigate through a constantly changing global landscape.

Our Nominating and Corporate Governance Committee and our Board have determined that the director nominees possess a diverse and balanced mix of attributes, viewpoints and experiences to effectively oversee PepsiCo's long-term business strategy. Biographical information about each nominee, as well as highlights of certain notable skills, qualifications, attributes and experiences that contributed to the nominee's selection for election at our 2021 Annual Meeting, are included on the following pages.

Our Nominating and Corporate Governance Committee and our Board are keenly focused on ensuring that a wide range of backgrounds, attributes, viewpoints and experiences are represented on our Board. The chart below summarizes certain notable attributes and experiences of each director nominee and highlights the diverse and balanced mix of attributes and experiences of the Board as a whole. These are the same attributes that the Board considers as part of its ongoing director succession planning process and align with the needs of PepsiCo's long-term business strategy. This high-level summary is not intended to be an exhaustive list of each director nominee's contributions to the Board.

Attributes/ Experiences	Public Company CEO	Financial Expertise/ Financial Community	Consumer Products	Risk Management	Public Policy	Science/ Medical Research/ Innovation	Technology/ Data Analytics/e-commerce/Digital Marketing/Cyber	Diversity	Developing & Emerging Markets/ International Residence
Segun Agbaje		✓						✓	✓
Shona Brown						✓	✓	✓	✓
Cesar Conde							✓	✓	✓
Ian Cook	✓	✓	✓						✓
Dina Dublon		✓		✓				✓	✓
Michelle Gass	✓		✓					✓	✓
Ramon Laguarta	✓		✓					✓	✓
Dave Lewis	✓	✓	✓						✓
David Page					✓	✓			
Robert Pohlad	✓	✓	✓						✓
Daniel Vasella	✓		✓			✓			✓
Darren Walker		✓			✓			✓	✓
Alberto Weisser	✓	✓		✓					✓



Diverse Board Representation

54%

23% female nominees — 3 women

38% racially/ethnically diverse nominees — 3 Hispanic/Latino / 2 Black

Range of Tenures*

0-4
5-10
>10
Average Tenure: **7.2 Years**

Mix of Ages*

45-59
60-65
66+
Average Age: **60.2**
69.2% are 65 or younger

* Tenure and age are as of March 24, 2021.

Additionally, all directors are expected to possess personal traits such as candor, integrity and professionalism and must be able to commit significant time to the Company's oversight. For additional information on the Board selection process, including the Board's consideration of diversity, see "Board Composition and Refreshment" on pages 19-22 of this Proxy Statement.

Although our Board does not anticipate that any of the nominees will be unable to stand for election as a director at our Annual Meeting, if this occurs, proxies will be voted in favor of such other person or persons as may be designated by our Nominating and Corporate Governance Committee and our Board.

Director Election Requirements and Majority-Vote Policy

All members of the Board are elected annually by our shareholders by a majority of the votes cast in an uncontested election (i.e., an election where the number of nominees is not greater than the number of directors to be elected), meaning that the number of votes cast "for" a director must exceed the number of votes cast "against" that director in order to elect the director to the Board. In a contested election, where the number of director nominees exceeds the number of directors to be elected, directors will be elected by a plurality vote. Under our Director Resignation Policy set forth in our Corporate Governance Guidelines, if a director nominee in an uncontested election who is an incumbent director receives more votes "against" than votes "for" his or her election, he or she must offer to resign from the Board. The Nominating and Corporate Governance Committee will make a recommendation to the Board on the resignation offer. Within 90 days following certification of the shareholder vote, the independent directors will determine, considering the best interests of the Company and its shareholders, whether to accept the director's resignation, and the Company will promptly publicly disclose such determination. A director who offers to resign pursuant to this Policy may not be present during the deliberations or voting by the Nominating and Corporate Governance Committee or the Board as to whether to accept the resignation offer.

Director Nominees

 **Our Board of Directors recommends that shareholders vote "FOR" the election of each of the following director nominees:**

Segun Agbaje

Director Since: 2020
Age: 56

Independent Committee Memberships:

- Audit



Segun Agbaje has served since 2011 as Managing Director and Chief Executive Officer of Guaranty Trust Bank plc, a Nigerian multinational financial institution. He joined Guaranty Trust Bank in 1991 and held positions of increasing responsibility, including as Executive Director from 2000 to 2002 and Deputy Managing Director from 2002 to 2011. Prior to joining Guaranty Trust Bank, Mr. Agbaje served as an auditor at Ernst & Young LLP in the United States from 1988 to 1990. Mr. Agbaje also currently serves as a director of MasterCard Advisory Board Middle East and Africa.

Other Public Company Directorships:
- *Current:* Guaranty Trust Bank plc
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Mr. Agbaje brings to our Board of Directors deep knowledge of financial and banking matters and financial expertise gained from his over 30 years of experience in the financial services industry. He also contributes a valuable understanding of complex businesses and fast-growing markets, particularly Sub-Saharan Africa where PepsiCo recently acquired Pioneer Foods as part of its strategy to expand in the region. His knowledge and experience of embracing and scaling new technologies and critical capabilities will be valuable as PepsiCo continues to invest in opportunities that create shareholder value.

Shona L. Brown

Director Since: 2009
Age: 55



Independent Committee Memberships:

- Compensation **CHAIR**
- Sustainability, Diversity and Public Policy

Shona L. Brown served as a Senior Advisor to Google Inc., an Internet search and advertising technologies corporation, from 2013 to 2015. Dr. Brown served as Senior Vice President of Google.org, Google Inc.'s philanthropic arm, from 2011 to 2012. Dr. Brown served as Google Inc.'s Senior Vice President, Business Operations from 2006 to 2011 and Vice President, Business Operations from 2003 through 2006, leading internal business operations and people operations in both roles. Previously, Dr. Brown was a partner at McKinsey & Company, a management consulting firm. Dr. Brown also currently serves on the boards of several non-profit organizations (including Code for America, the Center for Advanced Study in the Behavioral Sciences at Stanford University and the John S. and James L. Knight Foundation).

Other Public Company Directorships:
- *Current:* Atlassian Corporation plc; DoorDash Inc.
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Dr. Brown brings to our Board of Directors broad knowledge of information technology and social media and a critical perspective regarding the rapidly changing digital landscape gained from her extensive experience at a world-recognized global technology leader, Google. Dr. Brown also provides PepsiCo with the unique perspective of building innovation into business and people operations (including sustainability operations) at Google. In addition, through her business experience at Google and McKinsey & Company, she brings a deep expertise in building organizations optimized for adaptability, growth and innovation, which benefits PepsiCo as we address similar issues in an environment of evolving consumer preferences and regulatory initiatives. Her perspective on public policy and sustainability-related matters and the role of business in society gained from her experience working with non-profit organizations are valuable as PepsiCo continues to focus on its sustainability goals and pursue strategies to drive sustainable long-term growth.

Cesar Conde

Director Since: 2016
Age: 47



Independent Committee Memberships:

- Audit

Cesar Conde has served as Chairman of the NBCUniversal News Group, part of a global media and entertainment company, since May 2020. In this role, Mr. Conde has oversight of NBC News, MSNBC and CNBC, including editorial and business operations for the television and digital properties. From 2015 to May 2020, Mr. Conde served as Chairman of NBCUniversal International Group and NBCUniversal Telemundo Enterprises. From 2013 to 2015, he served as Executive Vice President at NBCUniversal, where he oversaw NBCUniversal International and NBCUniversal Digital Enterprises. From 2009 to 2013, Mr. Conde served as President of Univision Networks, a leading American media company with a portfolio of Spanish language television networks, radio stations and digital platforms. From 2003 to 2009, Mr. Conde served in a variety of senior executive capacities at Univision Networks and is credited with transforming it into a leading global, multi-platform media brand. Prior to Univision, Mr. Conde served as the White House Fellow for Secretary of State Colin L. Powell from 2002 to 2003. Mr. Conde also currently serves on the boards of several non-profit organizations, including the Paley Center for Media and The Aspen Institute.

Other Public Company Directorships:
- *Current:* Walmart Inc.
- *Previous (During Past 5 Years):* Owens Corning (until 2019)

Skills and Qualifications

Mr. Conde is an experienced global executive with a strong track record in business, finance and media. He provides our Board of Directors with diverse and actionable perspectives on today's consumer and media landscapes, and his unique insights are particularly valuable as PepsiCo continues to build new omnichannel marketing capabilities and adapt to changing demographics around the world. Mr. Conde also brings his market and consumer insights developed through his experience at national and global media companies and his leadership of social and corporate responsibility initiatives worldwide.

Ian Cook
PRESIDING DIRECTOR

Director Since: 2008
Age: 68



Independent Committee Memberships:

- Nominating and Corporate Governance

Ian Cook served as a director of Colgate-Palmolive Company, a multinational consumer products company, from 2007 to 2020, as its Chairman from 2009 to 2019 and as its Executive Chairman from 2019 until his retirement in April 2020. Mr. Cook joined Colgate-Palmolive in the United Kingdom in 1976 and progressed through a series of senior management roles around the world. In 2002, he became Executive Vice President, North America and Europe. In 2004, he became Chief Operating Officer, with responsibility for operations in North America, Europe, Asia and Africa, and in 2005, he became responsible for all Colgate-Palmolive operations worldwide, serving as President and Chief Operating Officer from 2005 to 2007. He served most recently as Colgate-Palmolive's President and Chief Executive Officer from 2007 to 2018 and as Chief Executive Officer from 2018 to 2019. Mr. Cook also serves on the boards of several non-profit organizations, including Memorial Sloan Kettering Cancer Center, New Visions for Public Schools and Caramoor Center for Music and the Arts.

Other Public Company Directorships:
- *Current:* None
- *Previous (During Past 5 Years):* Colgate-Palmolive Company (until 2020)

Skills and Qualifications

Mr. Cook brings to our Board of Directors deep knowledge of the consumer products industry and operational leadership experience gained through his 40-plus year career at Colgate-Palmolive. His extensive understanding of our business and his experience leading a multinational consumer products company make him uniquely positioned as PepsiCo's Presiding Director to work collaboratively with our Chairman and CEO. He also contributes a broad understanding of industry trends and his extensive global leadership experience gained from holding a variety of senior management roles at Colgate-Palmolive in numerous countries throughout the world. Mr. Cook's qualifications also include expertise in finance, brand-building, corporate governance, human capital management and talent development and succession planning.

Dina Dublon

Director Since: 2005
Age: 67



Independent Committee Memberships:

- Compensation
- Sustainability, Diversity and Public Policy **CHAIR**

Dina Dublon served as Executive Vice President and Chief Financial Officer at JPMorgan Chase & Co., a leading global financial services company, from 1998 until her retirement in 2004. In this role, she was responsible for financial management, corporate treasury and investor relations. Ms. Dublon previously held numerous positions at JPMorgan Chase and its predecessor companies, including corporate treasurer, managing director of the financial institutions division and head of asset liability management. Ms. Dublon also previously served on the faculty of Harvard Business School and on the boards of several non-profit organizations, including the Women's Refugee Commission and Global Fund for Women. She also currently serves on the independent audit quality committee of Ernst & Young LLP, the board of advisors of the Columbia University Mailman School of Public Health and the board of directors of the Westchester Land Trust.

Other Public Company Directorships:
- *Current:* Motive Capital Corp; T. Rowe Price Group, Inc.
- *Previous (During Past 5 Years):* Deutsche Bank AG (supervisory board until 2018); Accenture plc (until 2017)

Skills and Qualifications

Ms. Dublon brings to our Board of Directors deep expertise in financial, accounting, strategic and banking matters and capital markets operations gained from her distinguished career in the financial services industry, particularly through her role as Executive Vice President and Chief Financial Officer of JPMorgan Chase. She also contributes valuable risk management insights obtained through her experience at JPMorgan Chase, as well as from her service on the boards of several other public companies, including T. Rowe Price Group, Inc. In addition, Ms. Dublon offers unique perspectives on emerging markets, public policy and sustainability-related matters gained while working with global non-profit organizations focusing on public health and women's issues and initiatives.

Michelle Gass



Director Since: 2019
Age: 53

Independent Committee Memberships:

- Audit

Michelle Gass has served as Chief Executive Officer and a director of Kohl's Corporation, a leading omnichannel retailer, since 2018. She previously served as its Chief Executive Officer-elect and Chief Merchandising & Customer Officer from 2017 to 2018, Chief Merchandising & Customer Officer from 2015 to 2017, and Chief Customer Officer from 2013 to 2015. Prior to joining Kohl's, Ms. Gass served in a variety of management positions with Starbucks Corporation from 1996 to 2013, including most recently as President, Starbucks EMEA (Europe, Middle East and Africa) from 2011 to 2013; President, Seattle's Best Coffee; Executive Vice President, Global Marketing and Category; and various leadership roles in other brand, marketing, product management and strategy functions. Prior to Starbucks, Ms. Gass was with The Procter & Gamble Company. Ms. Gass currently serves on the boards of the Retail Industry Leaders Association, the National Retail Federation and Children's Wisconsin.

Other Public Company Directorships:
- *Current:* Kohl's Corporation
- *Previous (During Past 5 Years):* Cigna Corporation (until 2017)

Skills and Qualifications

Ms. Gass brings to our Board of Directors deep knowledge of the omnichannel retail and consumer products industries gained from over 30 years of experience in retail and consumer goods industries, both domestically and internationally. PepsiCo benefits from her extensive understanding of marketing, product innovation and consumer branding from her various roles at Kohl's, Starbucks and Procter & Gamble. Her insights in transforming the way Kohl's is doing business to adapt and embrace technology and e-commerce opportunities are particularly valuable as we continue to strengthen our omnichannel capabilities to address similar issues in an environment of evolving consumer preferences. In addition, through her experiences leading a large retail public company, Kohl's, and operating businesses at Starbucks, Ms. Gass also offers operational leadership experience, leading and developing strong management teams, as well as creating and implementing strategic plans.

Ramon L. Laguarta



Director Since: 2018
Age: 57

Ramon L. Laguarta has served as PepsiCo's Chief Executive Officer and a director on the Board since 2018, and assumed the role of Chairman of the Board in 2019. Mr. Laguarta previously served as President of PepsiCo from 2017 to 2018. Prior to serving as President, Mr. Laguarta held a variety of positions of increasing responsibility in Europe, including as Commercial Vice President of PepsiCo Europe from 2006 to 2008, PepsiCo Eastern Europe Region from 2008 to 2012, President, Developing & Emerging Markets, PepsiCo Europe from 2012 to 2015, Chief Executive Officer, PepsiCo Europe in 2015, and Chief Executive Officer, Europe Sub-Saharan Africa from 2015 until 2017. From 2002 to 2006, he was General Manager for Iberia Snacks and Juices, and from 1999 to 2001 a General Manager for Greece Snacks. Prior to joining PepsiCo in 1996 as a marketing vice president for Spain Snacks, Mr. Laguarta worked for Chupa Chups, S.A., where he worked in several international assignments in Asia, Europe, the Middle East and the United States. He also currently serves as the Co-Chair of the World Economic Forum's Board of Stewards for the Food Systems Initiative.

Other Public Company Directorships:
- *Current:* Visa Inc.
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Mr. Laguarta brings to our Board of Directors strong leadership skills and extensive consumer packaged goods experience gained from the 20-plus years he spent in a variety of senior operational and executive roles at PepsiCo. Mr. Laguarta also contributes invaluable perspectives on the global marketplace and sustainability gained from his numerous international senior management positions, including living in Europe and leading the Europe Sub-Saharan Africa division, which has operations that span three continents and is comprised of developed, developing and emerging markets. A native of Barcelona, he speaks multiple languages including English, Spanish, French, German and Greek. Through his leadership of the Europe Sub-Saharan Africa division and then as President of PepsiCo, he offers deep experience in strategic planning, operations, marketing, brand development and logistics. His role as Chairman and CEO of PepsiCo creates a critical link between management and the Board of Directors, enabling the Board to perform its oversight function with the benefit of management's perspective on the business.

Sir Dave Lewis

Director Since: 2020
Age: 56

Sir Dave Lewis served as Group Chief Executive Officer of Tesco PLC, a multinational grocery and general merchandise retailer, from 2014 until September 2020. Prior to joining Tesco, he served in a variety of management positions with Unilever PLC, a global consumer products company, from 1987 to 2014, including a variety of leadership roles in Europe, Asia and the Americas, including as President, Personal Care from 2011 to 2014; President, Americas from 2010 to 2011; and Chairman, United Kingdom and Ireland from 2007 to 2010. Sir Dave also serves on the boards of several non-profit and charitable organizations, including as Chair of World Wildlife Fund – UK and as a trustee of Leverhulme Trust, a UK charitable foundation. He was also chair of Champions 12.3, a UN program seeking to add momentum to the achievement of the UN Sustainable Development Target 12.3 by 2030, and co-chair of the Consumer, Retail and Life Sciences Business Council, which was established to advise the Prime Minister of the United Kingdom. In recognition of his contribution to business and the food industry in the United Kingdom, Sir Dave was knighted by Her Majesty Queen Elizabeth II in the 2021 New Year's Honours List.

Other Public Company Directorships:
- *Current:* None
- *Previous (During Past 5 Years):* Sky PLC (until 2016); Tesco PLC (until 2020)

Independent Committee Memberships:

- Audit



Skills and Qualifications

Sir Dave brings to our Board of Directors a wealth of international consumer experience and expertise in business strategy, brand management and customer development through his significant experience over three decades in both retail and consumer-packaged goods industries. He contributes a unique, global perspective on consumer centricity, retail strategy, operations, and supply chain management for consumer-facing brands. Through his experience leading Champions 12.3 and working with non-profit and charitable organizations, he also provides valuable knowledge of sustainability-related matters and the role of business in society as PepsiCo continues to focus on its sustainability goals and pursue strategies to drive sustainable long-term growth.

David C. Page, MD

Director Since: 2014
Age: 64

David C. Page, MD, is a professor of biology at Massachusetts Institute of Technology ("**MIT**") and the Whitehead Institute for Biomedical Research, an independent non-profit research and educational institute affiliated with MIT and an investigator at the Howard Hughes Medical Institute. His research focuses on the genetic and molecular differences between males and females, and the roles that these differences play in health and disease. He served as Director and President of the Whitehead Institute from 2005 to July 2020. In this role, he led a group of scientists focused on cancer research, genetics, genomics, developmental biology, stem cell research, regenerative medicine, parasitic disease and plant biology. His honors include a MacArthur Prize Fellowship, Science magazine's Top Ten Scientific Advances of the Year (in 1992 and again in 2003) and the 2011 March of Dimes Prize in Developmental Biology. He is a member of the National Academy of Sciences, the National Academy of Medicine and the American Academy of Arts and Sciences. Dr. Page serves as chair of the Visiting Committee for Harvard Medical School and Harvard School of Dental Medicine. He also serves on the board of the Society for Women's Health Research.

Other Public Company Directorships:
- *Current:* None
- *Previous (During Past 5 Years):* None

Independent Committee Memberships:

- Compensation
- Sustainability, Diversity and Public Policy



Skills and Qualifications

Dr. Page brings to our Board of Directors his scientific and medical expertise, gained from over 30 years of experience in those fields, and unique perspective on the intersection of academic and commercial scientific research of interest to companies in the food and beverage industry. His perspectives are particularly valuable in light of PepsiCo's strategic focus on the areas of nutrition and health and wellness and in informing PepsiCo's response to the COVID-19 pandemic. Dr. Page's experience with producing significant scientific discoveries and innovative breakthroughs is highly relevant to PepsiCo's research and development initiatives, innovation pipeline and sustainability goals in an environment of shifting consumer preferences and regulatory initiatives.

 

Robert C. Pohlad



Director Since: 2015
Age: 66

Robert C. Pohlad has served since 1987 as President of Pohlad Holdings, a company of various family-owned entities which operate multiple businesses across a number of industries, including commercial real estate, automotive sales, automation and robotic engineering, and sports and entertainment. From 2002 until its acquisition by PepsiCo in 2010, Mr. Pohlad was Chairman and Chief Executive Officer of PepsiAmericas, Inc., an independent publicly traded company. PepsiAmericas, Inc. was formed from several independent bottlers in 1998, and, under Mr. Pohlad's tenure, it grew to become the second-largest bottler of PepsiCo products at the time of its acquisition. Previously, Mr. Pohlad held several other executive positions at bottling companies. Mr. Pohlad is a member and chair of the Board of Trustees of the University of Puget Sound and a member and chair of the Board of Visitors of the University of Minnesota Medical School.

Other Public Company Directorships:
- *Current:* None
- *Previous (During Past 5 Years):* None

Independent Committee Memberships:

- Nominating and Corporate Governance

Skills and Qualifications

Mr. Pohlad brings to our Board of Directors extensive beverage and finance experience gained from the 20-plus years he spent in a variety of senior operational and executive roles at PepsiAmericas, Inc. and its predecessors. Mr. Pohlad has a deep understanding of leveraging large-scale distribution systems and global brands, specifically with respect to beverage and bottling operations, which is invaluable to PepsiCo. In addition, through his experience operating businesses and investments in myriad fields, Mr. Pohlad has gained expertise leading and developing strong management teams, creating and implementing effective strategic plans, addressing succession planning needs and brand-building.

Daniel Vasella, MD



Director Since: 2002
Age: 67

Daniel Vasella, MD, served as Chairman of Novartis AG, a global innovative healthcare solutions company, from 1999 to 2013 and as Chief Executive Officer of Novartis AG from 1996 to January 2010. From 1992 to 1996, Dr. Vasella held the positions of Chief Executive Officer, Chief Operating Officer, Senior Vice President and Head of Worldwide Development and Head of Corporate Marketing at Sandoz Pharma Ltd. He also served at Sandoz Pharmaceuticals Corporation from 1988 to 1992. Dr. Vasella is currently working as a coach to senior executives. He also serves as chair of the board of Numab Therapeutics AG, an emerging biotechnology company, and on the boards of several private companies and non-profit organizations, including Eclipse Bioinnovations Inc., ImmunOs Therapeutics AG, mPharma, Topadur Pharma AG and The Helix Center.

Other Public Company Directorships:
- *Current:* American Express Company; SciClone Pharmaceuticals (Holdings) Limited
- *Previous (During Past 5 Years):* XBiotech Inc. (until 2018)

Independent Committee Memberships:

- Compensation
- Nominating and Corporate Governance **CHAIR**

Skills and Qualifications

Dr. Vasella brings to our Board of Directors his expertise in the areas of nutrition and health and wellness, topics of importance to PepsiCo especially in light of the COVID-19 pandemic, as well as his leadership experience and global perspectives, which he obtained through his former role as Chairman and Chief Executive Officer of Novartis. Through his leadership of Novartis and his public company director experience, he also offers to PepsiCo extensive business, corporate governance, operations, management and marketing skills, as well as human capital management and talent development, succession planning and experience developing corporate strategy. In addition, he contributes his knowledge of and experience with regulatory matters developed through his role leading a highly regulated, global business in rapidly changing markets.

Darren Walker

Director Since: 2016
Age: 61



Independent Committee Memberships:

- Nominating and Corporate Governance
- Sustainability, Diversity and Public Policy

Darren Walker has served since 2013 as President of the Ford Foundation, a philanthropic organization, and as its Vice President for Education, Creativity and Free Expression from 2010 to 2013. Prior to the Ford Foundation, Mr. Walker joined the Rockefeller Foundation, a philanthropic organization, in 2002 and served as a Vice President responsible for foundation initiatives from 2005 to 2010. From 1995 to 2002, he was the Chief Operating Officer of Abyssinian Development Corporation, a community development organization in Harlem in New York City. Prior to that, Mr. Walker held various positions in finance and banking at UBS AG. Mr. Walker currently serves on the boards of several non-profit organizations, including the National Gallery of Art, Lincoln Center for the Performing Arts, Friends of the High Line and Carnegie Hall. Mr. Walker also currently chairs the U.S. Impact Investing Alliance Advisory Board and is a member of the Council on Foreign Relations and the American Academy of Arts and Sciences.

Other Public Company Directorships:

- *Current:* Ralph Lauren Corporation; Square, Inc
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Mr. Walker brings to our Board of Directors his insight into the role of business in society gained through his role as President of the Ford Foundation and his leadership at other non-profit and philanthropic organizations. Through his experience with various social and community initiatives, he provides the Board with unique perspectives on human capital management, talent development and diversity and inclusion and insights on public policy and sustainability-related matters that are particularly valuable as PepsiCo continues to focus on its sustainability goals and pursue strategies to drive long-term growth. In addition, he offers a unique understanding of emerging markets and communities gained through his experience and oversight of the Ford Foundation's operations.

Alberto Weisser

Director Since: 2011
Age: 65

Independent Committee Memberships:



- Audit **CHAIR**

Alberto Weisser served as Chairman and Chief Executive Officer of Bunge Limited, a global food, commodity and agribusiness company, from 1999 until June 2013 and as Executive Chairman until December 2013. Mr. Weisser previously served as Bunge's Chief Financial Officer from 1993 to 1999. Previously, Mr. Weisser worked at BASF Group, a chemical company, in various finance-related positions. He also served as a Senior Advisor at Lazard Ltd. from 2015 until August 2018. He currently serves on the Americas Advisory Panel of Temasek International Pte. Ltd., a Singapore-based investment company, and serves as a board member of the Americas Society.

Other Public Company Directorships:

- *Current:* Bayer AG (supervisory board nominee for election in April 2021)
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Mr. Weisser brings to our Board of Directors his extensive experience with and keen understanding of commodities, gained from his role as Chairman and Chief Executive Officer of Bunge Limited. These skills are particularly valuable to PepsiCo in today's volatile global economic environment. Mr. Weisser has deep knowledge of the strategic, financial, risk and compliance issues facing a large, diversified, publicly traded company, and significant international experience, particularly with respect to emerging markets. Mr. Weisser also contributes strong financial acumen and expertise resulting from his six years of experience serving as Bunge Limited's Chief Financial Officer and other senior finance-related positions.



Board Composition and Refreshment

We believe the Board benefits from a mix of new directors who bring fresh perspectives and longer-serving directors who bring valuable experience, continuity and a deep understanding of the Company. The Board strives to maintain an appropriate balance of tenure, turnover, diversity, attributes, viewpoints and experiences. To promote thoughtful Board refreshment, we have:

- Developed a comprehensive, ongoing Board succession planning process;
- Implemented an annual Board and Committee assessment process; and
- Adopted a policy in which no director may stand for election to the Board after reaching the age of 72.

7 of the 13 director nominees have joined since the beginning of 2015. The average age of our director nominees and our independent director nominees is 60.2 years and 60.4 years, respectively. The average tenure of all our director nominees and our independent director nominees is 7.2 years and 7.6 years, respectively.

Comprehensive, Ongoing Process for Board Succession Planning and Selection and Nomination of Directors

The Board regularly evaluates its composition, assessing individual director's skills, qualifications, attributes and experiences to ensure the overall Board composition is aligned with the needs of PepsiCo's long-term business strategy. Each year, the Board assesses the directors to be nominated at the annual meeting. The Board reviews potential director vacancies in light of its ongoing evaluation and regularly reviews potential candidates at Board meetings. The Nominating and Corporate Governance Committee assists this process by considering prospective candidates and identifying appropriate individuals for the Board's further consideration. From time to time, the Nominating and Corporate Governance Committee engages independent third-party consulting firms to help identify, evaluate and conduct due diligence on potential director candidates who meet the current needs of the Board.

The Nominating and Corporate Governance Committee also assists the Board in considering succession planning for Board positions such as the Presiding Director and Chairs of the Committees.

- Except as the independent directors may otherwise determine, the Presiding Director is appointed for a term of three years and no more than three consecutive three-year terms. The Board evaluates the Presiding Director's performance annually under the guidance of the Nominating and Corporate Governance Committee. Based on the recommendation of the Nominating and Corporate Governance Committee, the independent members of the Board re-elected Ian Cook as the Presiding Director of the Board for a third term beginning in 2019.
- Except as the Board may otherwise determine, the Chair of each Committee is appointed for a term of three years and no more than three consecutive three-year terms. The Board re-elected each Committee Chair for second terms beginning in 2018 for the Nominating and Corporate Governance Committee Chair, 2019 for the Audit Committee Chair and 2020 for each Chair of the Compensation Committee and Sustainability, Diversity and Public Policy Committee.

Directors' Attributes and Experiences

The Board looks for its current and potential directors to have a broad range of attributes, viewpoints and experiences that can be leveraged in order to benefit PepsiCo and its shareholders and align with the evolving needs of PepsiCo's long-term business strategy. Currently, the Board is particularly interested in maintaining a mix of attributes and experiences that include the following:

- **Public Company CEO** including deep operational, CEO experience at a large global public company
- **Financial Expertise / Financial Community** including senior financial leadership experience at a large global public company or senior leadership experience at a financial institution
- **Consumer Products** including senior leadership experience with respect to a large consumer products business
- **Risk Management** including experience handling major risk-related challenges
- **Public Policy** including senior governmental, regulatory, philanthropic or public policy leadership experience, or policy-making role in areas relevant to our business
- **Science / Medical Research / Innovation** including senior leadership experience or scientific/research role driving technical, engineering, medical or other research innovation

- **Technology / Data Analytics / e-commerce / Digital Marketing / Cyber** including senior leadership experience at a digital company or expertise in areas including e-commerce, data analytics, cloud engineered systems, digital marketing or cybersecurity
- **Diversity** including understanding the importance of diversity to a global enterprise with a diverse consumer base, informed by experience of gender, race, ethnicity and/or nationality
- **Developing and Emerging Markets / International Residence** including global business experience with a focus on developing and emerging markets, or residence or extensive time spent living outside of the United States

Attributes of Individual Nominees

All directors are also expected to possess certain personal traits and, in fulfilling its responsibility to identify qualified candidates for membership on the Board, the Nominating and Corporate Governance Committee considers the following attributes of candidates:

- Relevant knowledge, diversity of background, perspectives and experience in areas including business, finance, accounting, technology, marketing, international business, government, human capital management and talent development;
- Personal qualities of leadership, character, judgment and whether the candidate possesses a reputation in the community at large of integrity, trust, respect, competence and adherence to the highest ethical standards;
- Roles and contributions valuable to the business community; and
- Whether the candidate is free of conflicts and has the time required for preparation, participation and attendance at meetings.

Consideration of Board Diversity

 **54%** | **The Nominating and Corporate Governance Committee and the Board are keenly focused on ensuring that a wide range of backgrounds and experience are represented on our Board. 54% of our director nominees are women and/or ethnically diverse individuals.**

Throughout the director selection and nomination process, the Nominating and Corporate Governance Committee and the Board seek to achieve diversity within the Board with a broad array of viewpoints and perspectives that are representative of our global business. The Nominating and Corporate Governance Committee adheres to the Company's philosophy of maintaining an environment free from discrimination on the basis of race, color, religion, sex, sexual orientation, gender identity, age, national origin, disability, veteran status or any other protected category under applicable law. This process is designed to provide that the Board includes members with diverse backgrounds, perspectives and experience, including appropriate financial and other expertise relevant to the business of the Company.

While not a formal policy, PepsiCo's director nomination processes call for the consideration of a range of types of diversity, including race, gender, ethnicity, culture, nationality and geography. In fact, diversity is one of the enumerated criteria that the Board has identified as critical in maintaining among its current and potential directors. Accordingly, the Nominating and Corporate Governance Committee is committed to actively seeking out highly qualified women and minority candidates, as well as candidates with diverse backgrounds, skills and experience, to include in the pool from which Board nominees are chosen. The Board also annually assesses the diversity of its members as part of its assessment process.

Director Orientation and Continuing Education

We have a comprehensive orientation program for all new directors with respect to their role as directors and as members of the particular Board committees on which they will serve. This orientation program includes one-on-one meetings with senior management, visits to PepsiCo's operations when possible and extensive written materials to familiarize new directors with PepsiCo's business, financial performance, strategic plans, executive compensation program, and corporate governance policies and practices. Additional training is also provided when a director assumes a leadership role, such as becoming a Committee Chair.

We also have continuing education programs to assist directors in enhancing their skills and knowledge to better perform their duties and to recognize, and deal appropriately with, issues that may arise. These programs may be part of regular Board and Committee meetings or provided by qualified third parties on various topics. In addition, the Company pays for all reasonable expenses for any director who wishes to attend an external director continuing education program.

Board and Committee Assessments

Our Board continually seeks to improve its performance. A formal evaluation is conducted on an annual basis, and directors share perspectives, feedback and suggestions year-round, both during and outside of Board and Committee meetings. Pursuant to PepsiCo's Corporate Governance Guidelines and the Charters of each of the Board's Committees, the Board and each of its Committees conduct an evaluation at least annually.

Our processes enable directors to provide anonymous and confidential feedback on topics including:

- Board/Committee information and materials, including updates provided during the COVID-19 pandemic;
- Board/Committee meeting mechanics;
- Board/Committee composition and structure (including the mix of experience, skills, qualifications, viewpoints, backgrounds and demographic diversity);
- Board/Committee responsibilities and accountability (including with respect to strategy, risk management, operating performance, CEO and management succession planning, senior management development, corporate governance, sustainability and corporate culture);
- Board meeting conduct and culture; and
- Overall performance of Board members.

To promote effectiveness of the Board and each Committee, the results of the assessment are reviewed, and addressed by the Nominating and Corporate Governance Committee, the members of each Committee and the independent directors both alone in an executive session led by the independent Presiding Director and with members of management.

In 2020, in addition to written Board and Committee evaluations, we conducted individual director assessments facilitated by a third party.

This process of actively engaging in thoughtful discussions, including on topics ranging from Board and Committee composition to overall performance of Board members, has had a meaningful impact on Board refreshment and succession planning. As a testament to the effectiveness of this assessment process, in the last six years, the Board added seven of the thirteen director nominees, and in the last two years elected a new female director and a new racially diverse director. This refreshment demonstrates the Board's focus on maintaining an appropriate balance of attributes, viewpoints and experiences that align with the evolving needs of PepsiCo's long-term business strategy.

The Nominating and Corporate Governance Committee annually reviews the format of the evaluation process. As a result of the evaluation process, which helps identify opportunities to continue to improve the performance of the Board and the Committees, the Board and Committees continue to enhance practices and procedures as appropriate. The Board also reviews the Nominating and Corporate Governance Committee's periodic recommendations concerning the performance of the Board, each of its Committees and the Presiding Director.

Shareholder Recommendations and Nominations of Director Candidates

The Nominating and Corporate Governance Committee will consider recommendations for director nominees made by shareholders and evaluate them using the same criteria as for other candidates. Recommendations received from shareholders are reviewed by the Chair of the Nominating and Corporate Governance Committee to determine whether each candidate meets the minimum criteria set forth in the Corporate Governance Guidelines, and if so, whether the candidate's expertise and particular set of skills and background fit the current needs of the Board. Any shareholder recommendation must be sent to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577, and must include detailed background information regarding the suggested candidate that demonstrates how the individual meets the Board membership criteria.

Our By-Laws permit proxy access for shareholders. Shareholders who wish to nominate directors for inclusion in our Proxy Statement or directly at an Annual Meeting in accordance with the procedures in our By-Laws should see "2022 Shareholder Proposals and Director Nominations" on page 97 of this Proxy Statement for further information.

Corporate Governance at PepsiCo

Our Governance Philosophy

> **We believe strong corporate governance and an ethical culture are the foundation for financial integrity, investor confidence and sustainable performance.**

Strong corporate governance and a steadfast commitment to doing business the right way are and have been longstanding priorities at PepsiCo. Our strong tone at the top begins with our Board of Directors, which has demonstrated its focus on advancing openness, honesty, fairness and integrity in the Boardroom and across the Company through such actions as:

- Adopting Corporate Governance Guidelines for the Company that establish a common set of expectations to assist the Board and its Committees in performing their duties, reviewing these Guidelines at least annually, and updating the Guidelines as appropriate to reflect changing regulatory requirements, evolving best practices and input from our shareholders and other stakeholders;

- Adopting the Company's Global Code of Conduct and overseeing compliance, including ensuring corporate culture is on the Board agenda;

- Holding regular executive sessions between the Audit Committee and our Global Chief Compliance & Ethics Officer;

- Establishing a means for employees to raise issues to the Board and encouraging a culture of trust so that employees at every level feel comfortable speaking up about concerns; and

- Fostering a corporate culture of integrity and risk awareness through the Board's oversight over PepsiCo's integrated risk management framework, which includes the Board's review of specific high-priority risks on a regular basis throughout the year.

Key Corporate Governance Documents. The following key corporate documents are available at *www.pepsico.com* under "*About*" and are also available in print upon written request to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577: Corporate Governance Guidelines; the Global Code of Conduct; and the Charters of our Audit, Compensation, Nominating and Corporate Governance, and Sustainability, Diversity and Public Policy Committees of the Board.

Our Global Code of Conduct

> **PepsiCo is proud of its commitment to deliver sustained growth through empowered people acting with responsibility and building trust.**

This commitment is evidenced in part by our robust Global Code of Conduct, which is designed to provide our directors and employees with guidance on how to act legally and ethically while performing work for PepsiCo. PepsiCo works hard to communicate its values clearly and regularly throughout its operations, including by conducting an annual Global Code of Conduct training program for employees. Annually, all of PepsiCo's directors and executives, including all of our executive officers, certify their compliance with our Global Code of Conduct. Through these efforts, we are focused on developing a culture of empowering people across the Company to act with responsibility and to build trust by embracing the principles of our Global Code of Conduct and our core values: respect in the workplace; trust in the marketplace; fairness in our business relationships, honesty in business conduct; and purpose in our world.

Prohibition on Hedging and Pledging. To further align the interests of PepsiCo's directors, officers and employees with those of our shareholders, under PepsiCo's Global Code of Conduct and insider trading policy, the Company prohibits all directors, officers and employees from engaging in activities that are designed to hedge or offset any decrease in the market value of PepsiCo stock (including purchasing financial instruments such as prepaid variable forward contracts, collars, exchange funds or equity swaps or engaging in short sales). In addition, directors, officers and employees may not hold PepsiCo securities in a margin account or pledge PepsiCo stock or PepsiCo stock options as collateral for a loan or otherwise.

Our Board of Directors

Our Board of Directors represents the interests of our shareholders and oversees the Company's business and affairs pursuant to the North Carolina Business Corporation Act and our governing documents. Members of the Board, all of whom are elected annually, oversee the Company's business and affairs by, among other things, participating in Board and Committee meetings, reviewing materials provided to them, engaging with the Chairman and CEO and with key members of management and associates, bringing in outside experts, and discussing feedback from shareholders and other stakeholders.

Outstanding Board Member Attendance. Regular attendance at Board meetings and the Annual Meeting of Shareholders is expected of each director. In fiscal year 2020, our Board of Directors held six meetings and our Committees held 21 meetings in the aggregate. In addition, our Board held regular update calls regarding key developments relating to the COVID-19 pandemic and other strategy matters. In fiscal year 2020, our incumbent directors attended 100% of the total number of Board and applicable Committee meetings and Board update calls (in each case held during the period that such director served). All thirteen directors then serving attended the 2020 Annual Meeting of Shareholders.

Board Leadership Structure

PepsiCo's governing documents enable the Board to determine the appropriate Board leadership structure for the Company and allow the roles of Chairman of the Board and CEO to be filled by the same or different individuals. This approach allows the Board the opportunity to determine whether the two roles should be separate or combined based upon the Company's needs in light of the dynamic environment in which we operate and the Board's assessment of the Company's leadership from time to time.

The Board regularly considers and is open to different structures as circumstances may warrant. During its most recent evaluation of its leadership structure, the Board determined that the current combined Chairman and CEO structure, together with a strong independent Presiding Director with clearly defined and robust responsibilities as set forth on page 25, strikes the right balance between effective independent oversight of PepsiCo's business and Board activities and strong and consistent corporate leadership, and provides the best leadership structure for the Company at this time. This structure has and continues to provide the Company with a clear and unified strategic vision and is particularly beneficial at this time given the complex and dynamic consumer and retail landscape in light of the COVID-19 pandemic.

In making the leadership structure determination, the Board gave thorough consideration to a number of factors, including: (i) the strategic goals of the Company, (ii) the unique opportunities and challenges PepsiCo is facing, (iii) the breadth and complexity of PepsiCo's business and global footprint, (iv) the various capabilities of our directors, (v) the dynamics of our Board, (vi) best practices in the market, (vii) PepsiCo's shareholder base and investor feedback, (viii) the current industry environment and (ix) the status of PepsiCo's progress with respect to key strategic initiatives. The Board also reflected upon the Company's strong, independent oversight function exercised by our Board, which consists entirely of independent directors other than our Chairman and CEO, as well as the independent leadership provided by our independent Presiding Director and each of the four standing Board Committees, which consist solely of, and are chaired by, independent directors.

The Board recognizes the importance of the Company's leadership structure to our shareholders and will continue to regularly assess the Board leadership structure with careful consideration of the input obtained through engagement with our shareholders.

 



Ramon L. Laguarta
CHAIRMAN AND CEO

Ian Cook
PRESIDING DIRECTOR
*Former Chairman, President and Chief
Executive Officer, Colgate-Palmolive Company*



The independent directors believe that our current Chairman of the Board and CEO, Ramon L. Laguarta, as an experienced leader with deep operational experience, particularly in international markets, and extensive knowledge of the Company, food and beverage industry and risk management practices that Mr. Laguarta gained from working over 20 years at PepsiCo in a variety of executive and general management roles, serves as a highly effective bridge between the Board and management. In his role as Chairman and CEO, Mr. Laguarta is in the best position to be aware of key issues facing the Company, and effectively communicate with various internal and external constituencies about critical business matters. During this period of significant change for PepsiCo as we implement key strategic and ongoing transformation initiatives and navigate the rapidly evolving environment in light of the COVID-19 pandemic, the independent directors believe that the Company is best served by having one clear leader in both the Chairman and CEO roles who has the vision and leadership to execute on the Company's strategy and create shareholder value.

In recognition of his skills in overseeing the Company's strong governance policies and practices and his overall leadership and communication abilities, the independent members of the Board of Directors re-elected Ian Cook as the Presiding Director of the Board for his third three-year term beginning in 2019. As a result of his extensive experience leading a multinational consumer products company during his 40-plus year career at Colgate-Palmolive, Mr. Cook is uniquely positioned to work collaboratively with our Chairman and CEO, while providing strong independent oversight of management.

In addition to his core responsibilities as Presiding Director as described further below, Mr. Cook is an actively engaged director who regularly communicates with the Chairman and CEO and other members of the senior management on various topics of importance to the Company.

Role of Presiding Director. Our Corporate Governance Guidelines provide that if the Chairman of the Board is not an independent director, an independent director shall be designated as the Presiding Director by the independent members of the Board based on the recommendation of the Nominating and Corporate Governance Committee. Except as the independent directors may otherwise determine, the Presiding Director is appointed for a term of three years and no more than three consecutive three-year terms.

The Board evaluates the Presiding Director's performance annually under the guidance of the Nominating and Corporate Governance Committee. The duties of our independent Presiding Director are consistent with the responsibilities generally held by independent "lead directors" at other public companies.

Presiding Director Duties:
- Presides at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent directors
- Serves as a liaison between the Chairman of the Board and the independent directors
- Has authority to approve information sent to the Board
- Approves meeting agendas for the Board
- Approves meeting schedules to assure that there is sufficient time for discussion of all agenda items
- Has the authority to call meetings of the independent directors
- If requested by major shareholders, ensures that he or she is available for consultation and direct communication

In addition to these responsibilities and assisting the Board in the fulfillment of its responsibilities in general, Mr. Cook, as the Presiding Director, has over the past few years performed additional duties including:
- meeting with the Chairman and CEO after the executive sessions of independent directors held at each regularly scheduled Board meeting to provide feedback on the independent directors' deliberations;
- regularly speaking with the Chairman and CEO between Board meetings to discuss any matters of concern, often following consultation with other independent directors;
- meeting regularly with members of senior management other than the Chairman and CEO;
- leading our succession planning process; and
- speaking with shareholders, including on sustainability matters.



Director Independence

Independence Determination

The Company's Corporate Governance Guidelines provide that an independent director is a director who meets the Nasdaq definition of independence, as determined by the Board. This definition is included in the Corporate Governance Guidelines, which are available at *www.pepsico.com* under *"About" — "Corporate Governance."* In making a determination of whether a director has any relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, the Board of Directors considers all relevant facts and circumstances, including but not limited to the director's commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships.

Consistent with these considerations, the Board of Directors has affirmatively determined that all of our non-management director nominees, who are listed below, are independent within the meaning of the SEC and Nasdaq rules. The Board had also previously determined that William R. Johnson, who served on the Board during a portion of 2020, was independent, and Richard W. Fisher, who is not standing for re-election to the Board and will retire effective as of the 2021 Annual Meeting, is independent.

Independent Director Nominees		
Segun Agbaje	Dina Dublon	Robert C. Pohlad
Shona L. Brown	Michelle Gass	Daniel Vasella
Cesar Conde	Dave Lewis	Darren Walker
Ian Cook	David C. Page	Alberto Weisser

In arriving at the foregoing independence determination, the Board of Directors thoroughly considered the relationships described under "Transactions with Related Persons" on page 27 of this Proxy Statement and determined that they do not impair Mr. Pohlad's independence or his ability to exercise independent judgment in carrying out the responsibilities of a director.

Executive Sessions of Independent Directors

The independent directors hold regularly scheduled executive sessions of the Board and its Committees without Company management present. These executive sessions are chaired by the independent Presiding Director (at Board meetings) or by the independent Committee Chairs (at Committee meetings). The independent directors met in executive session at all of the regularly scheduled Board meetings held in 2020. Regular executive sessions are also held by each Committee.

Related Person Transactions

The Board of Directors has adopted written Related Person Transaction Policies and Procedures that generally apply to any transaction or series of transactions:

- in which the Company or a subsidiary was or is a participant;
- where the amount involved exceeds or is expected to exceed $120,000 since the beginning of the Company's last completed fiscal year; and
- in which the related person (i.e., a director, director nominee, executive officer, greater than five percent beneficial owner of the Company's Common Stock, or any immediate family member of any of the foregoing) has or will have a direct or indirect material interest.

The transactions described above are submitted to the Audit Committee for review and approval or ratification.

 

Review and Approval of Transactions with Related Persons

In determining whether to approve, ratify or disapprove of the entry into a related person transaction, the Audit Committee considers all relevant facts and circumstances and takes into account, among other factors:

• whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances;

• whether the transaction would impair the independence of an outside director; and

• whether the transaction would present an improper conflict of interest for any director or executive officer of the Company.

The Audit Committee has considered and adopted standing pre-approvals under the policy for limited transactions with related persons. The Company's General Counsel maintains a list of transactions deemed pre-approved under the policy for review by any Board member.

Transactions with Related Persons

Robert C. Pohlad, a director of the Company, indirectly owns one-third of the voting interests in the Minnesota Twins, a Major League Baseball team, and the remaining voting interests are indirectly owned by his brothers, William Pohlad and James Pohlad. The majority of the non-voting interests in the Minnesota Twins are owned indirectly by Mr. Pohlad and members of his immediate family and through trusts for the benefit of Mr. Pohlad's descendants and descendants of members of his immediate family. Members of Mr. Pohlad's immediate family are employed by the Minnesota Twins, including James Pohlad, who serves as Executive Chair and Chairman of the Board. In fiscal year 2020, PepsiCo made payments to the Minnesota Twins of approximately $216,000 in connection with a sponsorship agreement, and PepsiCo received payments of approximately $33,000 from the Minnesota Twins and an independent third party in connection with the sale of PepsiCo products at the Minnesota Twins' stadium. Transactions between the Minnesota Twins and PepsiCo, individually and in the aggregate, represented less than 1% of the annual revenues of the Minnesota Twins and PepsiCo for each of fiscal years 2020, 2019 and 2018. The sponsorship agreement and sale of PepsiCo products are ongoing, and Mr. Pohlad is not involved in negotiating these arm's-length transactions. The Board thoroughly considered these relationships and determined that they do not impair Mr. Pohlad's independence or his ability to exercise independent judgment in carrying out the responsibilities as a director of the Company.

Committees of the Board of Directors

The Board of Directors has four standing Committees: Audit, Compensation, Nominating and Corporate Governance, and Sustainability, Diversity and Public Policy. The table below indicates the current members of each Board Committee:

	Audit	Compensation	Nominating and Corporate Governance	Sustainability, Diversity and Public Policy
Segun Agbaje	E			
Shona L. Brown		👤		●
Cesar Conde	●			
Ian Cook (Presiding Director)			●	
Dina Dublon		●		👤
Richard W. Fisher*	E			
Michelle Gass	E			
Dave Lewis	E			
Ramon L. Laguarta				
David C. Page		●		●
Robert C. Pohlad			●	
Daniel Vasella		●	👤	
Darren Walker			●	●
Alberto Weisser	👤 E			

👤 = Committee Chair

E = Audit Committee Financial Expert

* Richard W. Fisher has reached the age of 72 and, pursuant to our policy, will not stand for re-election and will retire effective as of the 2021 Annual Meeting.

 

Audit Committee

Met **seven** times in 2020

Current Committee Members

Alberto Weisser **CHAIR**
Segun Agbaje
Cesar Conde
Richard W. Fisher
Michelle Gass
Dave Lewis

Primary Responsibilities

- Engaging and overseeing the Company's independent registered public accounting firm (taking into account the vote on shareholder ratification) and considering the independence, qualifications and performance of the independent registered public accounting firm

- Approving all audit and permissible non-audit services to be performed by the independent registered public accounting firm

- Reviewing and evaluating the performance of the lead audit partner of the independent registered public accounting firm and periodically considering whether there should be a rotation of the independent registered public accounting firm

- Overseeing the quality and integrity of PepsiCo's financial statements and its related accounting and financial reporting processes and internal control over financial reporting, and the audits of PepsiCo's financial statements, including reviewing with management and the independent registered public accounting firm PepsiCo's annual audited and quarterly financial statements and other financial disclosures, including earnings releases

- Reviewing and approving the internal audit department's audit plan, staffing, budget and responsibilities

- Reviewing PepsiCo's compliance with legal and regulatory requirements, by reviewing and discussing the implementation and effectiveness of PepsiCo's compliance program

- Establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding (a) accounting, internal accounting controls or auditing matters and other federal securities law matters and (b) confidential, anonymous submissions by employees of concerns regarding accounting or auditing matters or other federal securities law matters

- Reviewing and assessing the guidelines and policies governing PepsiCo's risk management and oversight processes, and assisting the Board's oversight of PepsiCo's financial, compliance and employee safety risks

- Reviewing and providing oversight of all related person transactions

- During 2020, the Audit Committee also reviewed and considered how COVID-19 impacted each of its areas of responsibility

Financial Expertise and Independence

The Board of Directors has determined that Segun Agbaje, Richard W. Fisher, Michelle Gass, Dave Lewis and Alberto Weisser satisfy the criteria adopted by the SEC to serve as "audit committee financial experts" and that all of the members of the Committee are independent directors pursuant to the applicable requirements under the SEC and Nasdaq rules.

No Audit Committee member concurrently serves on the audit committee of more than two other public companies.

Report

The Audit Committee Report is set forth beginning on page 41 of this Proxy Statement.

Compensation Committee

Met **five** times in 2020

Current Committee Members

Shona L. Brown **CHAIR**
Dina Dublon
David C. Page
Daniel Vasella

Primary Responsibilities

- Overseeing policies relating to compensation of the Company's executives and making recommendations to the Board with respect to such policies
- Overseeing engagement with shareholders on executive compensation matters
- Overseeing the design of all material employee benefit plans and programs of the Company, its subsidiaries and divisions
- Meeting at least annually with the CEO to discuss the CEO's self-assessment in achieving individual and corporate performance goals and objectives
- Evaluating and discussing with the independent directors the performance of the CEO and recommending the CEO's compensation to the independent directors based on the CEO's performance
- Overseeing the evaluation of the executive officers and other key executives deemed to be under the Compensation Committee's purview, and evaluating and determining the individual elements of total compensation for such officers
- Evaluating its relationship with any compensation consultant for any conflicts of interest and assessing the independence of any compensation consultant, legal counsel or other advisors
- Reviewing and reporting to the Board with respect to director compensation and stock ownership guidelines

Additional information on the roles and responsibilities of the Compensation Committee is provided in the Compensation Discussion and Analysis beginning on page 45 of this Proxy Statement.

Independence

The Compensation Committee is comprised entirely of directors who are independent under the SEC and Nasdaq rules for directors and compensation committee members.

Report

The Compensation Committee Report is set forth on page 81 of this Proxy Statement.

Compensation Advisor

The Compensation Committee has engaged FW Cook as its independent external advisor. The Compensation Committee reviewed its relationship with FW Cook, considered FW Cook's independence and the existence of potential conflicts of interest, and determined that the engagement of FW Cook did not raise any conflict of interest or other issues that would adversely impact FW Cook's independence. In reaching this conclusion, the Compensation Committee considered various factors, including the six factors set forth in the SEC and Nasdaq rules regarding compensation advisor conflicts of interest and independence.

Compensation Committee Interlocks and Insider Participation

Shona L. Brown, Dina Dublon, David C. Page and Daniel Vasella served on the Company's Compensation Committee during fiscal year 2020. No member of the Compensation Committee is now, or has been, an officer or employee of the Company. No member of the Compensation Committee had any relationship with the Company or any of its subsidiaries during 2020 pursuant to which disclosure would be required under applicable SEC rules pertaining to the disclosure of transactions with related persons. None of the executive officers of the Company currently serves or served during 2020 on the board of directors or compensation committee of another company at any time during which an executive officer of such other company served on PepsiCo's Board of Directors or Compensation Committee.

 

Nominating and Corporate Governance Committee

Met **five** times in 2020

Current Committee Members

Daniel Vasella **CHAIR**
Ian Cook
Robert C. Pohlad
Darren Walker

Primary Responsibilities

- Developing criteria and qualifications, including criteria to assess independence, for selecting director candidates and identifying qualified candidates for membership on the Board and its Committees
- Developing and recommending to the Board corporate governance guidelines and other corporate policies and otherwise performing a leadership role in shaping the Company's corporate governance policies and practices
- Reviewing Board succession plans and overseeing the development of the process and protocols regarding succession plans for the Company's CEO
- Making recommendations to the Board concerning the composition, size, structure and activities of the Board and its Committees
- Overseeing the process for evaluating the Board and its Committees, including assessing and reporting to the Board on the performance of the Board and its Committees

Independence

The Nominating and Corporate Governance Committee is comprised entirely of directors who meet the independence requirements under the Nasdaq rules.

Sustainability, Diversity and Public Policy Committee

Met **four** times in 2020

Current Committee Members

Dina Dublon **CHAIR**
Shona L. Brown
David C. Page
Darren Walker

Primary Responsibilities

- Assisting in the Board's oversight of risks related to matters overseen by the Committee
- Reviewing the Company's sustainability initiatives and engagement
- Reviewing the Company's diversity and inclusion policies, programs and initiatives
- Reviewing and monitoring key public policy trends, issues and regulatory matters and the Company's engagement in the public policy process
- Overseeing the Company's Political Contributions Policy and reviewing the Company's political activities and expenditures

Independence

The Sustainability, Diversity and Public Policy Committee is comprised entirely of directors who meet the independence requirements under the Nasdaq rules.

The Board's Role in Strategy Oversight

One of the Board's key responsibilities is overseeing the Company's strategy, and the Board has deep experience and expertise in the area of strategy development and insights into the most important issues facing the Company. Setting the strategic course of the Company involves a high level of constructive engagement between management and the Board. Our entire Board acts as a strategy committee and regularly discusses the key priorities of our Company, taking into consideration and adjusting the Company's long-term strategy with global economic, consumer and other significant trends, as well as changes in the food and beverage industries and regulatory initiatives.

- Annually, the Board conducts an extensive review of the Company's long-term strategic plans, its annual operating plan and capital structure.
- Throughout the year and at almost every Board meeting, the Board receives information and updates from management and actively engages with senior leaders with respect to the Company's strategy, including the strategic plans for our divisions, and the competitive environment.
- PepsiCo's independent directors also hold regularly scheduled executive sessions without Company management present, at which strategy is discussed.
- The Board also regularly discusses and reviews feedback on strategy from our shareholders and stakeholders.

During 2020, the Board was actively engaged in monitoring the impact of COVID-19 on the Company's strategy. The Board continues to receive regular updates, formally and informally, and participate in discussions with management about key developments relating to the pandemic.

The Board's Oversight of Risk Management

The Board recognizes that the achievement of our strategic and operating objectives involves taking risks and that those risks evolve over time. The Board has oversight responsibility for PepsiCo's integrated risk management framework, which is designed to identify, assess, prioritize, address, manage, monitor and communicate these risks across the Company's operations, and foster a corporate culture of integrity and risk awareness. Consistent with this approach, one of the Board's primary responsibilities is overseeing and interacting with senior management with respect to key aspects of the Company's business, including risk assessment and risk mitigation of the Company's top risks.

BOARD OVERSIGHT

Board of Directors

The Board has oversight responsibility for PepsiCo's integrated risk management framework

The Board has tasked designated Committees of the Board to assist with the oversight of certain categories of risk management, and the Committees report to the Board regularly on these matters

Audit Committee

Reviews and assesses the guidelines and policies governing the Company's risk management and oversight processes, and assists with the Board's oversight of financial, compliance and employee safety risks facing the Company

Nominating and Corporate Governance Committee

Assists the Board in its oversight of the Company's governance structure and other corporate governance matters, including succession planning

Compensation Committee

Reviews the Company's employee compensation policies and practices to assess whether such policies and practices could lead to unnecessary risk-taking behavior

Sustainability, Diversity and Public Policy Committee

Assists the Board in its oversight of the Company's policies, programs and related risks that concern key sustainability, diversity and inclusion and public policy matters

Oversight of COVID-19-Related Risks

Throughout the year, the Board and the relevant Committees receive updates from management with respect to various enterprise risk management issues and dedicate a portion of their meetings to reviewing and discussing specific risk topics in greater detail, including risks related to cybersecurity and COVID-19. During 2020, in addition to COVID-19 discussions as part of risk updates to the Board and the relevant Committees, the Board was provided with updates on COVID-19's impact to our business, financial condition and operations through memos, teleconferences or other appropriate means of communication. PepsiCo has COVID-19 risk protocols and responses embedded across its risk areas and will continue to evaluate its approach in addressing COVID-19-related risks as circumstances evolve.

MANAGEMENT OVERSIGHT

Division-Level and Key Country Risk Committees

Comprised of cross-functional senior management teams that work together to identify, assess, prioritize and address division- and country-specific business risks

Senior Management

Engages with and reports to PepsiCo's Board of Directors and the relevant Committees on a regular basis to address high-priority risks

 

At its February 2021 meeting, the Compensation Committee reviewed the results of the 2020 annual compensation risk assessment and concluded that the risks arising from the Company's overall compensation programs are not reasonably likely to have a material adverse effect on the Company.

The Company believes that the Board's leadership structure, discussed in detail under "Board Leadership Structure" on pages 24-25 of this Proxy Statement, supports the risk oversight function of the Board by providing for open communication between management and the Board and all directors are involved in the risk oversight. In addition, strong independent directors chair each of the Board's four Committees, which provide in-depth focus on certain categories of risks.

The Board's Role in Human Capital Management and Talent Development

The Board believes that human capital management and talent development are vital to PepsiCo's continued success. They are integral elements of our strategic framework and we strive to create a diverse and inclusive workplace with meaningful opportunities that will attract and retain the best and brightest in a competitive talent landscape.

Our Board's involvement in leadership development and succession planning is systematic and ongoing, and the Board provides input on important decisions in each of these areas. The Board has primary responsibility for succession planning for the CEO and oversight of other executive officer positions. The Nominating and Corporate Governance Committee oversees the development of the process and protocols regarding succession plans for the CEO, and annually reviews these protocols. To assist the Board, the CEO annually provides the Board with an assessment of senior managers and their potential to succeed to the position of CEO, developed in consultation with the Presiding Director and the Chair of the Nominating and Corporate Governance Committee. The Board meets regularly with high-potential executives, both in small group and one-on-one settings. During 2020, the Board oversaw the appointments of several direct reports of the CEO, including one female executive and two racially/ethnically diverse executives globally, demonstrating our focus on building a highly skilled and diverse executive team that brings a broad array of opinions and perspectives that are reflective of our global businesses.

With respect to the broader organization, our Board is actively engaged in the oversight of our corporate culture and is continuously focused on developing a culture that is aligned with our long-term strategy. This includes reinforcing a set of behaviors throughout the Company that we think are critical to empower performance, which we call *The PepsiCo Way*, including voicing opinions fearlessly, raising the bar on talent and diversity and acting with integrity. In addition, the Board and its applicable Committees regularly engage with employees at all levels of the organization to provide oversight on a broad range of other human capital management topics, including talent attraction and retention, diversity and inclusion, pay equity, health and safety, training and development and compensation and benefits. Employee feedback is considered in designing and evaluating employee programs and benefits and in monitoring current practices for potential areas of improvement.

In 2020, the Board amended its Public Policy and Sustainability Committee's charter to reflect the Committee's ongoing oversight over diversity and inclusion matters and to ensure that such topics remain central to the success of our business strategy. To highlight the Committee's responsibilities relating to diversity and inclusion matters, the Board changed the Committee's name to Sustainability, Diversity and Public Policy Committee.

Human Capital Management Highlights

PepsiCo, under the Board's oversight and guidance, has taken significant actions to enhance our diverse and inclusive culture, protect and train our associates and maintain our reputation as a great place to work.



Diversity and Inclusion

We believe that our culture of diversity and inclusion is a competitive advantage that fuels innovation, enhances our ability to attract and retain talent and strengthens our reputation. We continually strive to improve the attraction, retention, and advancement of diverse associates to ensure we sustain a high-caliber pipeline of talent that also represents the communities we serve.

In 2020, PepsiCo launched our more than $570 million Racial Equality Journey, an effort to break down systemic barriers to opportunity, starting with a set of initiatives in the United States focused on increasing Black and Hispanic representation at PepsiCo, supporting Black- and Hispanic-owned businesses and lifting up Black and Hispanic communities over the next five years. This commitment includes specific goals to increase Black and Hispanic managerial representation at PepsiCo by 2025. We also released our first workforce demographics data report, which will be updated every six months to show how we are progressing against our goals.

More information on our Racial Equality Journey and initiatives to advance diversity, as well as our U.S. 2019 Consolidated EEO-1 Report which will be submitted to the U.S. Equal Employment Opportunity Commission, can be found on our website at *www.pepsico.com/about/diversity-and-engagement*.



Health and Safety

Protecting the safety, health, and well-being of our associates around the world is PepsiCo's top priority. We strive to achieve an injury-free work environment. We also continue to invest in emerging technologies to protect our employees from injuries, including leveraging fleet telematics and distracted driving technology, resulting in reductions in road traffic accidents, and deploying wearable ergonomic risk reduction devices.

In addition, throughout the COVID-19 pandemic, we have remained focused on the health and safety of our associates and implemented significant changes that we determined were in the best interest of our employees, their families, our customers and consumers and the communities in which we operate. This has included a large portion of our workforce working remotely and the implementation of safety protocols and procedures for our frontline and other essential associates who continue to work on site. For example, we have deployed company-wide social distancing protocols, mandatory temperature checks and symptom screening while strengthening sanitation procedures and providing employees with personal protective equipment.

In the U.S., our biggest market, we provided all of our associates with 100% of pay for eligible quarantines and paid leave for eligible individuals who are considered high-risk or who live with a family member who is high-risk. We further provided reimbursement through our childcare benefit for eligible employees who need to pay for caregivers for children in the wake of various PepsiCo facility closures caused by COVID-19. To acknowledge the significant efforts of our frontline who continue to make, move and sell our products during this critical time, we also enhanced pay, benefits and well-being programs for our frontline associates. We further continued to provide health and financial wellness programs to help manage a variety of new stressors for employees. Additional information on our response to COVID-19 can be found on our website at *www.pepsico.com/news/story/covid-19*.



Training and Development

PepsiCo supports and develops its associates through a variety of global training and development programs that build and strengthen employees' leadership and professional skills, including career development plans, mentoring programs and in-house learning opportunities, such as PEP U Degreed, our internal global online learning resource. In 2020, PepsiCo associates completed over 875,000 hours of training. Additional information on how we are supporting the growth and development of our associates can be found on our website at *www.pepsico.com/sustainability/esg-topics-a-z#talent*.

 

Shareholder and Stakeholder Engagement

> **We believe that regular, transparent communication with our shareholders and other stakeholders is essential to PepsiCo's long-term success.**

We value the views of our shareholders and other stakeholders, and the input that we receive from them is a cornerstone of our corporate governance practices. Through these engagements, we seek to ensure that corporate governance at PepsiCo is a dynamic framework that can both accommodate the demands of a rapidly changing business environment and remain responsive to the priorities of our shareholders and other stakeholders.

We engage with our shareholders and other stakeholders year-round in a variety of ways:

- Our investor relations team regularly meets with shareholders, prospective shareholders and investment analysts. As appropriate, these meetings include our Chairman and CEO, Chief Financial Officer or leaders of our divisions. These meetings are generally focused on our portfolio strategy, financial and operating performance, and capital allocation.
- Members of our management team also regularly engage with shareholders and other stakeholders to discuss our sustainability strategy and initiatives, human capital management, Company culture, diversity, corporate governance and executive compensation practices and to solicit feedback on these and a variety of other topics of interest.
- Every year, during the two-month period before the Annual Meeting of Shareholders, we generally contact our 75 largest shareholders, who in 2020 represented approximately 47% of our outstanding shares of Common Stock, offering to discuss a broad range of topics.
- Subsequent to the Annual Meeting of Shareholders, we continue our outreach efforts to develop a better understanding of the feedback received from shareholders and issues important to our shareholders.

As reflected in our Corporate Governance Guidelines, our Presiding Director is available for consultation and direct communication, if requested by major shareholders. Our engagement program also involves directors, as well as senior executives and associates from many different parts of the Company, including from PepsiCo's communications, investor relations, executive compensation, compliance and ethics, legal, public policy and government affairs, and sustainability teams.

Following the 2020 Annual Meeting, we considered the voting outcomes for management and shareholder proposals, including the advisory shareholder proposal to reduce the threshold to call a special shareholder meeting, which received the support of approximately 45% of the votes cast. In response and in connection with a nearly identical proposal submitted for shareholders' vote at this year's Annual Meeting, the Nominating and Corporate Governance Committee and the Board carefully considered the proposal and the mix of views that we received on this topic during engagement with shareholders, and continue to believe that it is neither necessary nor in the best interests of the Company or its shareholders to take steps to implement this proposal, in light of our longstanding practice of regularly engaging with our shareholders and the Company's strong corporate governance policies and practices, including the fact that the Company already provides shareholders the right to call a special meeting by shareholders holding in the aggregate 20% or more of our outstanding shares.

In addition, we have had an ongoing dialogue with various other shareholders and stakeholders and regularly meet with diverse stakeholders often in collaboration with leading non-profit groups that bring together investors, non-governmental organizations and businesses in support of sustainability. During these meetings, our shareholders and other stakeholders engage with us on such topics as climate change, water scarcity, packaging, nutrition, public health, diversity, racial equality, gender pay parity, human rights and environmental matters related to PepsiCo's supply chain, sustainable agriculture, sustainability reporting, and various other issues. We are also engaged with other key stakeholders through our active participation in leading corporate governance organizations, such as the Harvard Law School Program on Corporate Governance, the Council of Institutional Investors, Society for Corporate Governance and the Stanford Institutional Investors' Forum.

Feedback Informs Our Board's Decisions. The Board and its Committees regularly receive updates on our engagement and a summary of communications is sent to the Board with each regularly scheduled Board meeting to provide insights into feedback from shareholders and other stakeholders and the scope of topics important to them. During the Board meetings, the directors are also provided with the opportunity to discuss and ask questions on shareholder feedback. Our engagement activities have resulted in our receiving valuable feedback from our shareholders and other stakeholders who have provided important external viewpoints that inform our decisions and our strategy. For example, as a result of the dialogue and collaboration with our shareholders and other stakeholders in recent years:

Governance

- The Board refined the roles of its Committees by establishing a Public Policy and Sustainability Committee in 2017. In 2020, the Board amended the Committee's charter and changed its name to Sustainability, Diversity and Public Policy Committee to reflect the Committee's ongoing oversight over diversity and inclusion matters. The Committee assists the Board in providing more focused oversight over PepsiCo's policies and programs and related risks that concern key sustainability, diversity and inclusion and public policy matters.
- We published a global workforce demographics data report and our U.S. 2019 Consolidated EEO-1 Report which will be submitted to the U.S. Equal Employment Opportunity Commission, available at *www.pepsico.com/about/diversity-and-engagement/progress-at-pepsico*.
- We amended our Articles of Incorporation in 2019 to eliminate supermajority voting standards, as approved by our shareholders.
- The Board amended our Corporate Governance Guidelines to:
  - decrease the total number of public company boards that a non-executive director can serve on from 5 to 4 and establish a limit of 2 total public company boards for directors who are public company executive officers;
  - highlight the Board's focus on diversity, by explicitly stating its commitment to actively seeking out highly qualified women and minority candidates, as well as candidates with diverse back-grounds, skills and experiences, to include in the pool from which Board nominees are chosen;
  - underscore the Board's involvement in human capital management and talent development, by adding those experiences to the list of attributes sought for individual directors; and
  - specify the Board's oversight role with respect to sustainability, an integral part of the Company's business strategy.
- The Board implemented a proxy access right for shareholders.

Sustainability

- We ensure that the regular engagement team includes a member with sustainability or public policy expertise, who is available for a dialogue with shareholders about sustainability matters.
- We continue to integrate purpose into our business strategy and brands with our 2025 sustainability goals that are designed to build on our progress and broaden our efforts in a way that responds to changing consumer and societal needs. We also enhanced our disclosure of the Company's sustainability progress by integrating our annual Sustainability Report into a web-based, interactive environmental, social and governance ("**ESG**") reporting platform, which we periodically update with information about PepsiCo's policies, programs, governance and performance against the 2025 goals.
- We published a report available at *www.pepsico.com/sustainability/esg-topics-a-z#packaging* that describes the substantial steps PepsiCo has taken over more than a decade to improve recycling in the U.S. and to advance our long-term approach to sustainable packaging for our food and beverage products.

Compensation

- After a comprehensive review and consideration of feedback from shareholders, in conjunction with PepsiCo's newly-articulated strategy and vision, the Compensation Committee implemented several changes to the overall executive compensation program in 2020, while continuing to maintain the long-term incentive as 100% performance-based.

 

Our Commitment to Sustainable Business Practices

We are focused on an approach called Winning with Purpose that will help make our Company *Faster, Stronger and Better* at meeting the needs of our shareholders, customers, consumers, partners and communities, while caring for our planet and inspiring our associates around the world.

Our long-term sustainability goals have been woven into all aspects of our business since we first articulated our purpose agenda over ten years ago, and we continue to believe our strong sustainability agenda will enable PepsiCo to run a successful global company that creates long-term value for society and our shareholders.

PepsiCo is pleased to share the progress we are making in our sustainability journey, as we continue to integrate purpose into our business strategy and brands while doing even more for our planet and people. In 2020, we continued to implement a set of focused initiatives around next generation agriculture, water stewardship, plastic packaging, products, climate change and people to help build a more sustainable food system. Our sustainability performance goals broaden our efforts in a way that responds to changing consumer and societal needs and focus on building a healthier future for all of our stakeholders. Our annual Sustainability Report and web-based interactive ESG reporting platform on the Company's website at *www.pepsico.com* under *"Sustainability"* presents our sustainability goals and provides data, as well as examples of our efforts to achieve these goals. Our first Human Rights Report, which was published in 2020 and provides comprehensive information on our efforts to advance human rights throughout our full value chain, can also be accessed on our website at *www.pepsico.com/sustainability/esg-topics-a-z#human-rights*.

To assist our Board in its oversight and to align with our sustainability agenda, the Board also refined the roles of its Committees by establishing a Public Policy and Sustainability Committee in 2017. In 2020, the Board amended this Committee's charter and changed its name to Sustainability, Diversity and Public Policy Committee to reflect the Committee's ongoing oversight over diversity and inclusion matters. This Committee, which is comprised entirely of independent directors, assists the Board in providing more focused oversight over the Company's policies, programs and related risks that concern key sustainability, diversity and inclusion and public policy matters.

Political Contributions Policy

In 2005, the Board of Directors adopted a Political Contributions Policy for the Company, which is amended from time to time. The Political Contributions Policy, together with other policies and procedures of the Company, guide PepsiCo's approach to political contributions. As specified in its Charter, the Sustainability, Diversity and Public Policy Committee oversees this policy and is responsible for reviewing the Company's key public policy trends, issues and regulatory matters, its engagement in the public policy process and the Company's political activities and expenditures. In addition, our Board receives information regarding the Company's public policy initiatives and developments as necessary.

In keeping with our goal of transparency, our Political Contributions Policy and our annual U.S. political contributions are posted at *www.pepsico.com* under *"Sustainability"—"ESG Topics A-Z"—"Public Policy Engagement, Political Activities and Contributions Guidelines"*. Additionally, over the years, we have significantly enhanced our website disclosure of political spending and lobbying activities by including the following information:

- a link to PepsiCo's quarterly federal lobbying reports;
- the total annual amount of PepsiCo's federal lobbying-related expenditures in the United States;
- information about our key lobbying priorities and our Board's oversight of political spending and lobbying activities;
- a list of U.S. trade associations and policy groups that lobby on behalf of PepsiCo to which PepsiCo contributes over $25,000 annually; and
- the names of the lobbyists with which we directly contract.

Communications with the Board

The PepsiCo Corporate Law Department reviews all communications sent to the Board of Directors and regularly provides to the Board a summary of communications that relate to the functions of the Board or a Board Committee or that otherwise warrant Board attention. Copies of such communications are also made available to the Board. Directors may at any time discuss the Board communications received by the Company. In addition, the Corporate Law Department may forward certain communications only to the Presiding Director, the Chair of the relevant Committee or the individual Board member to whom a communication is directed. Concerns relating to PepsiCo's accounting, internal accounting controls or auditing matters will be referred directly to members of the Audit Committee. Those items that are unrelated to the duties and responsibilities of the Board or its Committees may not be provided to the Board by the Corporate Law Department, including, without limitation, business solicitations, advertisements and surveys; requests for donations and sponsorships; job referral materials such as resumes; product-related communications; unsolicited ideas and business proposals; and material that is determined to be illegal or otherwise inappropriate.

Shareholders and other interested parties may send communications directed to the Board, a Committee of the Board, Presiding Director, independent directors as a group or an individual director by any of the following means:

By Phone 	**By Mail** 	**Online** 
1-866-626-0633	PepsiCo Board of Directors ATTN: Corporate Secretary PepsiCo, Inc. 700 Anderson Hill Road Purchase, New York 10577	Submit a communication through our website *www.pepsico.com* under *"About"* — *"Corporate Governance"* — *"Contacting the Board of Directors"*

 

2020 Director Compensation

Non-employee directors are compensated for their service on the Board as described below. Directors who are employees of the Company receive no additional compensation for serving as directors.

Annual Compensation

Every year, our Board of Directors reviews the competitiveness of our compensation program for non-employee directors. Based on the results of a competitive analysis, supported by the Board's independent compensation consultant, FW Cook, and upon the recommendation of the Compensation Committee, in 2020 the Board decided to maintain the current annual cash retainer of $120,000 and current annual equity retainer of $190,000.

ANNUAL DIRECTOR COMPENSATION



$120,000
Annual Cash Retainer

$190,000
Annual Equity Retainer

ADDITIONAL COMPENSATION

An additional $30,000 annual cash retainer
- Nominating and Corporate Governance Committee Chair
- Sustainability, Diversity and Public Policy Committee Chair

An additional $40,000 annual cash retainer
- Audit Committee Chair
- Compensation Committee Chair

An additional $50,000 annual cash retainer
- Presiding Director

The $190,000 annual equity retainer is provided in phantom units of PepsiCo Common Stock that are immediately vested and are payable on the first day of the calendar quarter following the first anniversary of the director's retirement or resignation from PepsiCo's Board of Directors, or as of a later date selected by the director. The number of phantom units of PepsiCo Common Stock granted to each director on October 1, 2020 was determined by dividing the $190,000 equity retainer value by the closing price of PepsiCo Common Stock on October 1, 2020, which was $140.80. As such, each director was granted 1,349 phantom units, each representing the right to receive one share of PepsiCo Common Stock and dividend equivalents. Dividend equivalents are reinvested in additional phantom units. Directors may also elect to defer their cash compensation into phantom units payable at the end of the deferral period selected by the directors.

Directors are reimbursed for expenses incurred to attend Board and Committee meetings and receive business travel and accident insurance coverage. Directors do not receive any meeting fees and do not have a retirement plan or receive any benefits such as life or medical insurance. Directors are eligible for matching of charitable contributions through the PepsiCo Foundation, which is generally available to all PepsiCo employees.

Initial Share Grant

Each newly appointed non-employee director receives a one-time grant of 1,000 shares of PepsiCo Common Stock when he or she joins the Board. These shares are immediately vested, but must be held until the director leaves the Board.

Governance Features

Our compensation program for non-employee directors operates with the following market-leading governance features:

Shareholder-Approved Cap on Pay. In 2016, our shareholders approved a cap on non-employee director pay as part of the renewal of the PepsiCo, Inc. Long-Term Incentive ("**LTI**") Plan. The cap imposes a limit on the awards that may be granted to any non-employee director in a single calendar year in the following amounts: $500,000 for annual equity awards, $500,000 for annual cash retainers, and $250,000 for one-time initial awards to any newly appointed or elected non-employee director. Our current compensation program for non-employee directors is well within these limits.

Stock Ownership Requirements. To reinforce our ownership philosophy, non-employee directors are required to own shares of PepsiCo Common Stock equal to at least $600,000 (five times the annual cash retainer). Shares or phantom units of PepsiCo Common Stock held either directly by the non-employee director (or immediate family members), in the director's deferred compensation account, or in a trust for the benefit of immediate family members, count towards satisfying the requirement.

Non-employee directors have five years from their appointment to meet their stock ownership requirement. All of our non-employee directors have met or are on track to meet their objectives within the five-year period.

Clawback Provision. Under the terms of our long-term incentive plans, non-employee directors who violate PepsiCo's Global Code of Conduct, who violate applicable non-compete provisions, or who engage in gross misconduct may be subject to financial consequences. Our long-term incentive plans permit PepsiCo to cancel a non-employee director's outstanding equity awards if PepsiCo determines that the non-employee director has committed any such violation. The long-term incentive plans also permit PepsiCo to claw back all gains from exercised stock options received within the 12 months preceding the violation.

Prohibition on Hedging and Pledging. Our insider trading policy prohibits all directors (including non-employee directors) from using any strategies or products (such as derivative securities or short-selling techniques) to hedge against the potential changes in the value of PepsiCo Common Stock. In addition, directors may not hold PepsiCo securities in a margin account or pledge PepsiCo stock or PepsiCo stock options as collateral for a loan.

Limited Trading Windows. Our directors (including non-employee directors) can only transact in PepsiCo securities during approved trading windows after satisfying mandatory clearance requirements.

2020 Non-Employee Director Compensation

The following table summarizes the compensation of the non-employee directors for the fiscal year ended December 26, 2020.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Segun Agbaje[4]	50,000	372,220	—	422,220
Shona L. Brown	160,000	190,000	—	350,000
Cesar Conde	120,000	190,000	—	310,000
Ian Cook	170,000	190,000	—	360,000
Dina Dublon	150,000	190,000	10,585	350,585
Richard W. Fisher	120,000	190,000	10,595	320,595
Michelle Gass	120,000	190,000	—	310,000
William R. Johnson[5]	50,000	—	—	50,000
Dave Lewis[6]	10,000	318,247	—	328,247
David C. Page	120,000	190,000	10,595	320,595
Robert C. Pohlad	120,000	190,000	—	310,000
Daniel Vasella	150,000	190,000	—	340,000
Darren Walker	120,000	190,000	—	310,000
Alberto Weisser	160,000	190,000	—	350,000

[1] The retainer fee reflects a payment of $60,000 made in arrears in June 2020 for service during the period December 1, 2019 through May 31, 2020 and a payment of $60,000 made in arrears in December 2020 for service during the period June 1, 2020 through November 30, 2020. The following directors elected to defer all or part of their 2019-2020 cash compensation into PepsiCo's director deferral program: Mr. Agbaje deferred his pro-rated $50,000 retainer fees into 342 phantom stock units; Mr. Fisher deferred $60,000 of his retainer fees into 411 phantom stock units; Sir Dave deferred his pro-rated $10,000 retainer fees into 68 phantom stock units; and Dr. Vasella deferred his $150,000 retainer fees into 1,077 phantom stock units. The number of phantom units of PepsiCo Common Stock Dr. Vasella deferred on June 1, 2020 and Messrs. Agbaje and Fisher, Sir Dave and Dr. Vasella deferred on December 1, 2020 was determined by dividing the deferred cash compensation by the closing price of PepsiCo Common Stock on the grant date (or the next trading day), which was $132.99 and $146.07, respectively.

[2] The amounts reported for stock awards represent the full grant date fair value of the phantom stock units granted in 2020 calculated in accordance with the accounting guidance on share-based payments.

[3] The amounts reported in this column represent PepsiCo Foundation matching gifts and the value of gifts. PepsiCo Foundation matching gift contributions are available to all PepsiCo employees and PepsiCo non-employee directors. Under the matching gift program, the PepsiCo Foundation matches cash or stock donations to recognized tax-exempt organizations and provides a double-match requested by an eligible individual who was a member of a qualified board of a tax-exempt organization and made a financial contribution to such organization during 2020, with PepsiCo Foundation annual contributions capped at a total of $10,000.

[4] Upon joining the Board on July 15, 2020, Mr. Agbaje received the one-time grant of 1,000 shares of PepsiCo Common Stock granted to all new directors. He also received a pro-rated annual cash retainer of $50,000 for service from July 15, 2020 through November 30, 2020, a pro-rated equity retainer of $47,500 for service from July 15, 2020 through September 30, 2020 and the $190,000 annual equity retainer on October 1, 2020 to compensate him for the period October 1, 2020 through September 30, 2021.

[5] Mr. Johnson retired from the Board effective May 6, 2020; therefore, his retainer fee includes a pro-rata amount of $50,000 for service from December 1, 2019 to May 6, 2020.

[6] Upon joining the Board on November 13, 2020, Sir Dave received the one-time grant of 1,000 shares of PepsiCo Common Stock granted to all new directors. He also received a pro-rated annual cash retainer of $10,000 for service from November 13, 2020 through November 30, 2020 and a pro-rated equity retainer of $174,167 to compensate him for the period November 13, 2020 through September 30, 2021.

Ratification of Appointment of Independent Registered Public Accounting Firm (Proxy Item No. 2)

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm (taking into account the vote on shareholder ratification). The Audit Committee has appointed KPMG LLP ("**KPMG**") as PepsiCo's independent registered public accounting firm for fiscal year 2021. KPMG has served as PepsiCo's independent registered public accounting firm since 1990. While we are not required by our By-Laws or otherwise to seek shareholder ratification of the appointment of KPMG as our independent registered public accounting firm, we are doing so as a matter of good corporate governance. If the shareholders do not ratify the appointment, the Audit Committee will take the vote into consideration when determining whether or not to retain KPMG. The Audit Committee believes that the continued retention of KPMG as our independent registered public accounting firm is in the best interests of our shareholders. Even if the selection of KPMG is ratified by shareholders, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Representatives of KPMG are expected to be present and available to answer appropriate questions at the 2021 Annual Meeting and will have an opportunity to make statements during the meeting if they desire to do so.

 **Our Board of Directors recommends that shareholders vote "FOR" the ratification of the appointment of KPMG as PepsiCo's independent registered public accounting firm for fiscal year 2021.**

Audit Committee Report

PepsiCo's Audit Committee reports to, and acts on behalf of, the Board. The Audit Committee is comprised solely of directors who satisfy applicable independence and other requirements of Nasdaq and applicable securities laws. A majority of the members of the Audit Committee are "audit committee financial experts" as defined by SEC rules and regulations.

The Audit Committee's purpose and responsibilities are set forth in its charter, which is approved and adopted by the Board and is available on PepsiCo's website at *www.pepsico.com* under *"About"—"Corporate Governance."* The Audit Committee's Charter is reviewed at least annually and updated, as appropriate, to address changes in regulatory requirements, authoritative guidance, evolving oversight practices and investor feedback.

During 2020, the Audit Committee met seven times and fulfilled each of its duties and responsibilities as outlined in its charter, including reviewing and assessing the guidelines and policies governing PepsiCo's risk management and oversight processes, overseeing PepsiCo's compliance with legal and regulatory requirements (including meeting with the Global Chief Compliance & Ethics Officer to discuss PepsiCo's compliance program), receiving an update on PepsiCo's Law Department's compliance with Part 205 of Section 307 of the Sarbanes-Oxley Act of 2002 regarding standards of professional conduct for attorneys and regularly meeting separately with PepsiCo's General Counsel, Global Chief Compliance & Ethics Officer, General Auditor, Chief Financial Officer and representatives of the independent registered public accounting firm (see page 29 of this Proxy Statement for additional information regarding the Audit Committee's responsibilities). During 2020, the Audit Committee also reviewed and considered how COVID-19 impacted each of its areas of responsibility, including its oversight of PepsiCo's independent registered public accounting firm, the quality and integrity of PepsiCo's financial statements and internal control over financial reporting, PepsiCo's internal audit function, and enterprise risk management processes.

Selection and Oversight of the Independent Registered Public Accounting Firm. The Audit Committee assists the Board with its oversight of PepsiCo's independent registered public accounting firm's qualifications and independence. The Audit Committee is responsible for appointing, compensating, retaining and overseeing the work of PepsiCo's independent registered public accounting firm, including approving any services provided by the firm, periodically reviewing and evaluating the performance of the lead audit partner, as well as overseeing the required rotation of KPMG's lead audit partner and, through the Audit Committee Chair as its representative, reviewing and considering the selection of the lead audit partner. KPMG has served as PepsiCo's independent registered public accounting firm since 1990. KPMG's current lead audit partner is required to rotate after completion of the fiscal year 2022 audit.

The Audit Committee recognizes the importance of maintaining the independence of PepsiCo's auditor, both in fact and in appearance. In 2020, the Audit Committee received and reviewed the written disclosures and the letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board ("**PCAOB**") regarding KPMG's communications with the Audit Committee concerning independence, and discussed with KPMG the firm's independence from PepsiCo and management. These discussions included, among other things, a review of the nature of, and fees paid to, KPMG for non-audit services and the compatibility of such services with maintaining KPMG's independence (see page 43 of this Proxy Statement for additional information). The Audit Committee concurred with KPMG's conclusion that they are independent from PepsiCo and its management.

The Audit Committee also periodically considers whether there should be a rotation of PepsiCo's independent registered public accounting firm. In addition to KPMG's independence from PepsiCo and management, the Audit Committee also considers several other factors in deciding whether to re-engage KPMG, including: the quality of KPMG's staff, work and quality control; KPMG's policies related to independence; KPMG's global reach; and KPMG's capability and expertise to perform an audit of PepsiCo's financial statements and internal control over financial reporting, given the breadth and complexity of PepsiCo's business and global footprint. The Audit Committee also discussed with KPMG the status or results of the PCAOB's reports on its inspections of KPMG and discussed with KPMG certain legal and regulatory proceedings, both pending and resolved, against KPMG.

Based on the foregoing, the Audit Committee has retained KPMG as PepsiCo's independent registered public accounting firm for the fiscal year 2021 and recommends that shareholders ratify this appointment (see page 41 of this Proxy Statement for additional information regarding the shareholder vote).

Review and Recommendation Regarding Financial Statements. PepsiCo's management is responsible for preparing PepsiCo's financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. KPMG is responsible for expressing an opinion on PepsiCo's financial statements and an opinion on PepsiCo's internal control over financial reporting based on its audits. The Audit Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of PepsiCo's financial statements.

In the performance of its oversight function, the Audit Committee met with management and KPMG to review and discuss PepsiCo's audited financial statements and internal control over financial reporting, asked management and KPMG questions relating to such matters and discussed with KPMG the matters required to be discussed by applicable PCAOB auditing standards. These meetings and discussions included a review of the critical accounting policies applied by PepsiCo in the preparation of its financial statements and the quality (and not just the acceptability) of the accounting principles utilized, the reasonableness of significant accounting estimates and judgments, the critical audit matters identified by KPMG during the audit, and the disclosures in PepsiCo's consolidated financial statements. Based on the reviews and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 26, 2020, for filing with the SEC.

The Audit Committee

Alberto Weisser, Chair	Richard W. Fisher
Segun Agbaje	Michelle Gass
Cesar Conde	Dave Lewis

The information contained in the above report will not be deemed to be "soliciting material" or "filed" with the SEC, nor will this information be incorporated into any future filing under the Securities Act of 1933, as amended (the "**Securities Act**"), or the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), except to the extent the Company specifically incorporates such report by reference.

Audit and Other Fees

The following table presents fees incurred for professional audit services rendered by KPMG, the Company's independent registered public accounting firm, for the audit of the Company's annual consolidated financial statements for fiscal years 2020 and 2019, and fees billed for other services rendered by KPMG in fiscal years 2020 and 2019.

	2020	**2019**
Audit fees[1]	$24,144,000	$23,828,000
Audit-related fees[2]	$1,480,000	$1,462,000
Tax fees[3]	$141,000	$314,000
All other fees[4]	$—	$—

[1] Audit fees for fiscal years 2020 and 2019 consisted of fees for the audits of the Company's annual consolidated financial statements, and the audit of the effectiveness of the Company's internal control over financial reporting, the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q and services related to statutory filings or engagements.

[2] Audit-related fees for fiscal years 2020 and 2019 consisted primarily of the audits of certain employee benefit plans, the issuance of comfort letters, agreed upon procedures and other attestation reports.

[3] Tax fees for fiscal years 2020 and 2019 consisted primarily of international tax compliance services.

[4] KPMG was not engaged in fiscal years 2020 or 2019 for any services other than those described above.

Pre-Approval Policy and Procedures

We understand the need for the independent registered public accounting firm to maintain its objectivity and independence, both in appearance and in fact, in its audit of PepsiCo's consolidated financial statements. Accordingly, the Audit Committee has adopted the PepsiCo Policy for Pre-Approval of Audit, Audit-Related and Non-Audit Services. The policy provides that the Audit Committee will engage the independent registered public accounting firm for the audit of PepsiCo's consolidated financial statements and audit-related, tax and other non-audit services in accordance with the terms of the policy. The policy provides that on an annual basis the independent registered public accounting firm's global lead audit partner will review with the Audit Committee the services the independent registered public accounting firm expects to provide in the coming year and the related fee estimates, and that the Audit Committee will consider for pre-approval a schedule of such services. The policy further provides that the Audit Committee will specifically pre-approve engagements of the independent registered public accounting firm for services that are not pre-approved through the annual process. The Audit Committee Chair is authorized under the policy to pre-approve any audit, audit-related, tax or other non-audit services between Audit Committee meetings, provided such interim pre-approvals are reviewed with the full Audit Committee at its next meeting. In addition, the Audit Committee receives a status report at each of its regularly scheduled meetings regarding audit, audit-related, tax and other non-audit services that the independent registered public accounting firm has been pre-approved to perform, has been asked to provide or may be expected to provide during the balance of the year. The Audit Committee pre-approved all services provided by KPMG during fiscal 2020 and 2019 in accordance with the Policy for Pre-Approval of Audit, Audit-Related and Non-Audit Services, except for $6,000 of fees incurred during 2019 (less than 0.1% of total fees) for a permitted non-audit service.

Advisory Approval of Executive Compensation (Proxy Item No. 3)

Pursuant to Section 14A of the Exchange Act, the Company asks shareholders to cast an advisory vote to approve the compensation of our Named Executive Officers disclosed in the "Executive Compensation" section beginning on page 45 of this Proxy Statement. While this vote is non-binding, PepsiCo values the opinions of its shareholders and, consistent with our record of shareholder engagement, will consider the outcome of the vote when making future compensation decisions.

In considering your vote, we invite you to review the Compensation Discussion and Analysis beginning on page 45 of this Proxy Statement. As described in the Compensation Discussion and Analysis, we believe that PepsiCo's executive compensation programs effectively align the interests of our executive officers with those of our shareholders by linking a significant portion of their compensation to PepsiCo's performance and by providing a competitive level of compensation designed to recruit, retain and motivate talented executives critical to PepsiCo's long-term success.

We are asking our shareholders to vote FOR, in an advisory vote, the following resolution:

"Resolved, the shareholders of PepsiCo approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the 2020 Summary Compensation Table, the other compensation tables and the related notes and narratives on pages 45-83 of this Proxy Statement for the 2021 Annual Meeting of Shareholders."

The Board has adopted a policy of providing annual advisory approvals of the compensation of our NEOs. The next advisory approval of executive compensation will occur at the 2022 Annual Meeting of Shareholders.

 **Our Board of Directors recommends that shareholders vote "FOR" the compensation of our Named Executive Officers.**

 

Executive Compensation

Compensation Discussion and Analysis

PepsiCo Strategy and Vision

In 2020, our continued commitment to becoming an even *Faster, Stronger and Better* organization allowed us to support our vision to *Be the Global Leader in Convenient Foods and Beverages by Winning with Purpose* as well as quickly adapt in a complex and unpredictable operating environment. Our primary focus was to keep our associates safe, support our communities and meet our consumers' and customers' needs.

FASTER	STRONGER	BETTER
Winning in the marketplace, being more consumer-centric and accelerating investment for top-line growth	Transforming our capabilities, cost and culture by operating as one PepsiCo, leveraging technology, winning locally and globally enabled	Integrating purpose into our business strategy and doing even more for the planet and our people

In order to effectively deliver on our *Faster, Stronger and Better* aspirations, we continued investing in innovation, marketing, manufacturing and go-to-market capacity in 2020, while maintaining disciplined capital allocation. We also took a series of actions to ensure the safety of our associates from COVID-19 and to help our communities.

Responding to COVID-19

The COVID-19 pandemic impacted the world in which we live and how we run our business. By embracing the behaviors of *The PepsiCo Way*, we revisited our guiding principles in early 2020 to quickly establish a crisis response plan and strengthen relationships with associates, communities, consumers and customers. Overall, in 2020, we incurred $774 million of incremental costs as a result of the COVID-19 pandemic, of which over 65% was related to incremental benefits and frontline incentives, as well as personal protective equipment and increased sanitation measures. Furthermore throughout 2020, PepsiCo continued its commitments to shareholders by returning cash via dividends and repurchasing shares.

Associates	• Acknowledged the significant efforts of our frontline associates who make, move and sell our products during these turbulent times by enhancing pay, benefits and well-being programs. • Deployed Company-wide social distancing protocols, mandatory temperature checks and symptom screening while strengthening hygiene and sanitation procedures, and providing associates with personal protective equipment.
Communities	• Contributed more than $60 million globally and catalyzed an additional $59 million in funding from others to bring food and other vital resources to communities most affected by COVID-19; as part of this effort, we funded protective gear for healthcare workers as well as testing and screening services, and distributed more than 145 million nutritious meals to at-risk populations. • Developed StreamO2, a potential life-saving therapeutic breakthrough that is designed to deliver breathing assistance to COVID-19 patients in Israel, from conception to execution in less than three months, using our existing SodaStream technology and capabilities.
Consumers	• Addressed shifts in consumer and customer demand and continued to invest in our supply chain, as well as scaled up our e-commerce and digital channels worldwide to ensure efficient distribution of products and delivery to consumers around the world. • Adjusted product promotions to capitalize on fewer shopping trips with larger basket sizes to minimize public exposure so consumers can safely get the products they want.
Customers	• Partnered with food service businesses to market the weekly "Great American Takeout" initiative and established "Stronger Together" protocols to help businesses reopen safely. • Prioritized manufacturing of in-demand products to maximize production capacity and to optimize supply chain efficiencies.

2020 PepsiCo Performance Highlights

PepsiCo delivered solid operating performance in 2020 despite macroeconomic challenges and economic uncertainty associated with the COVID-19 pandemic. To incentivize executive officers to deliver sustainable long-term value to shareholders, compensation is measured against key metrics which are critical for the execution of the Company's strategy. Highlights of our 2020 performance include:



Organic Revenue Growth[5]	Core Constant Currency EPS Growth[5]	Free Cash Flow Excluding Certain Items[5]
4.3%	2%	$7.0 Billion

TSR	Cash Returned to Shareholders
11.7%	$7.5 Billion

In late 2019, before the onset of the COVID-19 pandemic, to align our compensation programs with our accelerated growth imperative, the Compensation Committee approved a series of changes effective for the 2020 performance year, further strengthening the link between pay and performance. In addition, to drive forward our vision, all employees including NEOs now tie their individual performance objectives directly to each *Faster, Stronger and Better* aspiration.

PepsiCo Compensation Principles

Our executive compensation programs are designed to align the interests of our executive officers with our shareholders:

- We provide market-competitive programs that enable PepsiCo to attract and retain highly talented individuals.
- Pay is directly linked to the achievement of performance goals designed to foster the creation of sustainable long-term shareholder value.
- Our pay-for-performance principles dictate that our executive officers should only receive target payouts when PepsiCo achieves its internal performance targets. For this reason, certain financial targets for incentive pay are tied to external guidance and set at an appropriate level to ensure executive officers are motivated to deliver strong results to shareholders.

Consistent with our historical practice, in February 2020, PepsiCo announced financial targets and set performance goals for purposes of incentive plans for 2020, before the full impact of the pandemic was anticipated. Given the uncertainty associated with the COVID-19 pandemic, including how geographies, retail channels and consumer behavior would evolve over time, we announced in April 2020 that our previous financial outlook for 2020 was no longer applicable. In October 2020, we communicated updated full-year 2020 financial targets to our shareholders; however, for purposes of incentive compensation of executive officers, no changes were made to internal performance goals established by the Compensation Committee at the beginning of the year.

Treatment of COVID-19-related charges is discussed in further detail under the "2020 Annual Incentive Award" section of this Proxy Statement.

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[5] To evaluate performance in a manner consistent with how management evaluates our operating results and trends, the Compensation Committee applies certain Business Performance metrics that are measured on a non-GAAP basis as compensation performance measures to both long-term and annual incentive awards. Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 42-46 and 49 of PepsiCo's 2020 Annual Report on Form 10-K for the fiscal year ended December 26, 2020 for a more detailed description of the items excluded from these measures.

Impact of 2020 PepsiCo Performance on CEO Pay

Chairman and CEO Performance Summary

The Board of Directors evaluates the performance of Mr. Laguarta through a rigorous assessment of achievements relative to predetermined operational measures established by the Compensation Committee at the beginning of the year, with adjustments for individual performance. The annual incentive is fully at-risk based on performance and can range from 0% to 200% of target.

For 2020, Mr. Laguarta's annual incentive was determined by reference to the Business Performance metrics and Business Results under the "2020 Annual Incentive Award" section of this Proxy Statement, with primary focus on achievement of predetermined goals established at the beginning of the year for each of the following categories:

- Organic Revenue Growth[6],
- Free Cash Flow Excluding Certain Items[6],
- Relative Competitive Performance and
- Core Constant Currency Net Income Growth[6].

In addition to the Business Performance metrics, the Compensation Committee considered Mr. Laguarta's individual performance by assessing his progress relative to PepsiCo's short-term and long-term business strategy with an emphasis on the delivery of our aspirations to be *Faster, Stronger and Better* for our associates, communities, consumers, customers, planet and shareholders.

In 2020, Mr. Laguarta provided solid strategic leadership in a highly volatile and challenging environment to drive PepsiCo to achieve the strong financial performance previously highlighted, while continuing to remain focused on long-term value creation for its shareholders. While keeping the safety and well-being of associates a priority, Mr. Laguarta quickly reestablished guiding principles, pivoted resources and enabled his leadership team to effectively navigate the pandemic, focused on doing the right thing for stakeholders while minimizing business disruptions and executing with resilience.

Financial, operational and individual performance highlights under Mr. Laguarta's leadership in 2020 include:

Faster	• Delivered Organic Revenue Growth[7] of 4.5% in International divisions and 4% in North American divisions
	• Generated 6% Organic Revenue Growth[7] for Global Food and Snacks, as well as 2.5% Organic Revenue Growth[7] for Global Beverages
	• Achieved meaningful market share gains in the macro-snack and savory categories within FLNA
	• Gained savory share in a number of key markets, including Mexico, Brazil and China and LRB share in China, India, the United Kingdom and Germany during 2020
	• Executed the continued growth of e-commerce capabilities, expanding our global presence and successfully pivoting resources to capture new growth within channel

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[6] To evaluate performance in a manner consistent with how management evaluates our operating results and trends, the Compensation Committee applies certain Business Performance metrics that are measured on a non-GAAP basis as compensation performance measures to both long-term and annual incentive awards. Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 42-46 and 49 of PepsiCo's 2020 Annual Report on Form 10-K for the fiscal year ended December 26, 2020 for a more detailed description of the items excluded from these measures.

[7] Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP compensation performance measures relative to reported GAAP financial measures.

Stronger

- Led PepsiCo through the acquisition and operational integration of Pioneer Foods, Rockstar, BFY Brands, Inc. ("**BFY Brands**") and Be & Cheery, expanding geographic presence in key markets, unlocking categories and broadening product portfolio
- Expanded the SodaStream brand further into away-from-home channels with the introduction of SodaStream Professional, an eco-friendly hydration platform, building on accelerated growth of the brand
- Invested to increase our manufacturing capacity across the globe and to enhance our e-commerce channel with the launch of two new direct-to-consumer websites, enabling the capture of new shopping trends amongst consumers
- Implemented Net Revenue Management and Holistic Cost Management functions to transform cost structure and reinforce disciplined investments in our business
- Piloted a new technology platform in North America to accurately evaluate return on investment and effectiveness of marketing campaigns using consumer insights, allowing us to reduce expenditures by several million dollars and to be a better partner with retailers
- Appointed a new Chief Strategy and Transformation Officer to unlock potential in the digitalization space and accelerate profitable growth, leveraging our scale across different geographies



Better



- Achieved 100% renewable electricity for U.S. direct operations and announced plans to transition to renewable electricity globally
- Launched our Racial Equality Journey with a more than $570 million set of initiatives over five years with a focus on promoting and empowering Black and Hispanic communities
- Supported the economic inclusion of women through a new five-year, $20 million partnership with the U.S. Agency for International Development under the Women's Global Development and Prosperity Initiative, advancing our efforts to empower women in agriculture and help build a more sustainable food system
- Achieved goal to source 100% sustainable cane sugar globally by 2020
- Continued our mission to *Be the Global Leader in Convenient Foods and Beverages by Winning with Purpose*, reinforced by the way we conduct business through *The PepsiCo Way*, being named one of the "World's Most Attractive Employers for 2020" by Universum for a twelfth year and one of the "World's Best Employers" by Forbes, placing in the top 50 out of 750 companies
- Published PepsiCo's first-ever Racial Equality Journey Progress Report to provide transparency on our equality and inclusiveness commitments, increasing accountability, building greater trust and ensuring our diversity journey moves forward with purpose and speed



Chairman and CEO Pay Decisions

When Mr. Laguarta was appointed CEO in 2018, the Board of Directors took numerous factors into consideration to determine his compensation, including compensation for newly-appointed CEOs and target pay of CEOs of our peer group. The Board recommended to place Mr. Laguarta's total compensation below the median of peer group CEO compensation to provide room for future increases in target compensation assuming sustained performance and demonstrated leadership.

As disclosed in the 2020 Proxy Statement, in recognition of Mr. Laguarta's 2019 achievements, the Board of Directors approved a 15% increase to his base salary effective February 2020. To recognize Mr. Laguarta's sustained performance and leadership since becoming CEO and to ensure appropriate market pay competitiveness aligned with PepsiCo's pay philosophy, the Board approved an annual salary of $1.55 million for 2021, a 2020 annual cash incentive of $3.55 million and a 2021 LTI award with a grant date value of $13.25 million. The actual payout Mr. Laguarta will realize on his 2021 LTI award will depend upon achievement of Core Constant Currency EPS Growth, Organic Revenue Growth and Relative TSR Performance targets established by the Compensation Committee for the 2021-2023 performance period.

Chairman and CEO Pay-for-Performance Alignment

The PepsiCo TSR shown in the table below illustrates the year-to-year return, including stock price appreciation and reinvested dividends, on PepsiCo's Common Stock on a calendar year basis, indexed to a 2013 base year. As a comparison, the median TSR generated by PepsiCo's peer group is depicted below, indexed to a 2013 base year. The table also illustrates PepsiCo's year-to-year Core Constant Currency EPS Growth[2] on a fiscal year basis, adjusted for payout linked to our incentive plans and indexed to a 2013 base year.



[1] The above chart is prepared on a different basis than the 2020 Summary Compensation Table on page 68 of this Proxy Statement. SEC rules require disclosure of stock-settled awards in the year granted and disclosure of cash-settled awards in the year in which the relevant performance criteria are satisfied, whether or not payment is actually made in that year. Consistent with these rules, Mr. Laguarta's 2020 compensation reflected in the 2020 Summary Compensation Table includes the Performance Stock Units ("**PSUs**") granted in 2020 and Long-Term Cash ("**LTC**") awards granted in 2018, which is based on performance over the 2018-2020 performance period and paid out in March 2021.

[2] Please refer to Appendix A to this Proxy Statement for a description and reconciliation of this non-GAAP compensation performance measure relative to the reported GAAP financial measure. In calculating this compensation performance measure, PepsiCo's 2020 Core Constant Currency EPS Growth was adjusted to exclude certain charges taken as a result of COVID-19, PepsiCo's 2018 Core Constant Currency EPS Growth was adjusted to exclude certain gains associated with the sale of assets and insurance claims and settlement recoveries and PepsiCo's 2016 Core Constant Currency EPS Growth was adjusted to exclude the impact of the Venezuela deconsolidation that occurred in 2015.

[3] TSR is based on stock price appreciation and reinvested dividends of PepsiCo's peer group in effect for each performance year.

[4] LTI awards for the 2020 performance year consist of PSUs (66%) and LTC awards (34%) at target under our current LTI program design (further described in the "2020 Long-Term Incentive Awards" section beginning on page 61 of this Proxy Statement) and differ from the value reported in the 2020 Summary Compensation Table under the SEC rules. The above chart excludes the special PSU award that was granted to Mr. Laguarta in 2018.

Strong Compensation Governance

The Compensation Committee oversees the executive compensation program and evaluates the program against competitive practices, legal and regulatory developments and corporate governance trends. The Compensation Committee has incorporated the following market-leading governance features into our program.

What We Do

⊕ **Stringent clawback policy:** PepsiCo has a robust clawback policy, providing the right to cancel and recoup granted, earned and vested awards, wholly or partly, with a look-back period in the event of misconduct

⊕ **Double trigger vesting:** LTI awards provide for accelerated vesting only if an executive is involuntarily terminated without cause or resigns for good reason within two years of a change in control or if the awards are not assumed by the acquirer

⊕ **Responsible share usage:** Share utilization is below our peer group median due to our responsible usage of shares under the LTI Plan

⊕ **Rigorous stock ownership requirements:** Executive officers are required to own PepsiCo stock worth two to eight times their base salary (depending on position), with holding requirements extended for 12 months beyond employment

⊕ **Challenging incentive targets:** Certain targets for performance metrics are tied to external guidance typically communicated to shareholders at the beginning of the year

⊕ **Risk mitigation:** Our compensation programs include balanced performance metrics, clawback provisions and an oversight process to identify risk

What We Don't Do

⊗ **No employment agreements:** None of our executive officers have an employment agreement, separation or change in control agreement

⊗ **No supplemental executive retirement plans:** We do not have any supplemental executive retirement plans, as our NEOs participate in the same pension programs as other similarly situated employees

⊗ **No tax gross-ups:** We do not provide tax gross-ups on perks or benefits except in the case of standard expatriate tax equalization benefits available to all similarly situated employees

⊗ **No hedging and pledging:** Under our insider trading policy, executive officers are prohibited from hedging and pledging Company stock

⊗ **No resetting of financial targets:** We do not reset internal incentive goals used to determine performance-based award payouts for executive officers once established at the beginning of the performance period

⊗ **No repricing:** We do not reprice stock option awards and our plans expressly forbid exchanging underwater options for cash

Engagement with Our Shareholders

PepsiCo has a longstanding practice of regularly engaging with shareholders year-round. Every year, during the two-month period before the Annual Meeting of Shareholders, we generally contact our 75 largest shareholders who in 2020 represented approximately 47% of our outstanding shares of Common Stock, offering to discuss a broad range of topics, including executive compensation. Subsequent to the Annual Meeting of Shareholders, we continue our outreach efforts to develop a better understanding of the feedback received from shareholders and issues important to our shareholders.

Our Compensation Committee considered shareholder feedback in its annual review of program components, targets and payouts to maintain awareness of emerging executive compensation practices, ensure the continued strength of our pay-for-performance alignment and sustain strong shareholder support.



93%

At our 2020 Annual Meeting, shareholders again showed strong support for our executive compensation programs with 93% of the votes cast approving our advisory resolution.

As communicated in our 2020 Proxy Statement, to strengthen the link between PepsiCo's new business strategy and incentives, the Compensation Committee implemented several changes to the overall executive compensation program effective with the 2020 performance year.

 

Our Named Executive Officers

This Compensation Discussion and Analysis describes the compensation of the following NEOs:

Name and Title	
Ramon L. Laguarta	Chairman of the Board and CEO, PepsiCo
Hugh F. Johnston	Vice Chairman, Executive Vice President ("**EVP**") and Chief Financial Officer ("**CFO**"), PepsiCo
Kirk Tanner	CEO, PepsiCo Beverages North America ("**PBNA**")
Silviu Popovici	CEO, Europe
David Yawman	EVP, General Counsel and Corporate Secretary, PepsiCo[(1)]

(1) Mr. Yawman served as EVP, General Counsel and Corporate Secretary, PepsiCo until March 1, 2021 and is expected to leave the Company by the end of March 2021.

Components of Our Executive Compensation Program

The primary components of our executive compensation programs, summarized in the following table, ensure that pay is directly linked to the creation of sustainable long-term shareholder value.

Type	Component	Objective	Performance Metrics	Terms
Fixed Compensation	**Base Salary**	• Provide market-competitive fixed pay reflective of an executive officer's role, responsibilities and individual performance in order to attract and retain top talent • Ensure appropriate balance between internal pay equity and external market practice for executives with a comparable scope of responsibilities	• Subject to annual adjustment based on market data, internal equity, job responsibilities and individual performance	• Paid per local practice
Performance-Based Compensation	**Annual Incentive**	• Drive Company and business unit performance, including revenue growth, year-over-year market share growth, profitability and free cash flow • Deliver individual performance against specific business imperatives	• Performance measures linked to Company-wide performance or business unit performance depending on the NEO's position and scope of responsibilities • Individual performance tied to PepsiCo's strategic imperatives within the scope of the executive officer's responsibilities	• Paid in cash in the 1st quarter of the year following the performance period • Must be employed by the Company as of the end of the fiscal year to be eligible for a payout, unless retirement eligible
	LTI	• Align executive officers' rewards with returns delivered to PepsiCo's shareholders via sustained financial results and shareholder returns • Incentivize achievement of long-term value creation through stock performance objectives and critical financial and operating performance objectives over a three-year period	• Performance measures linked to three-year goals (for 2020, measures were Core Constant Currency EPS Growth, Organic Revenue Growth and TSR relative to proxy peers)	• Annual awards are granted on or around March 1 • Awards generally vest after three years if the executive is still employed by the Company, or upon retirement if retirement eligible, and subject to the achievement of performance criteria

2020 Target Pay Mix for Named Executive Officers

To align pay levels for NEOs with the Company's performance, our pay mix places the greatest emphasis on performance-based incentives.



CHAIRMAN AND CEO TARGET PAY MIX

Performance-Based Compensation 91%

9% Base Salary

18% Annual Incentive

73% Long-Term Incentive



NEO AVERAGE TARGET PAY MIX (EXCLUDING CHAIRMAN AND CEO)

Performance-Based Compensation 85%

15% Base Salary

22% Annual Incentive

63% Long-Term Incentive

Base Salary

The Compensation Committee annually reviews the salaries of our NEOs, as annual salary increases are not automatic or guaranteed. Mr. Yawman's base salary was increased by 7% in February 2020 to address external and internal pay competitiveness.

The base salaries paid to our NEOs in fiscal year 2020 are presented in the 2020 Summary Compensation Table on page 68 of this Proxy Statement.

Name	Base Salary as of 2019 Fiscal Year-End ($000)	Base Salary as of 2020 Fiscal Year-End ($000)	Percentage Increase
Ramon L. Laguarta	1,300	1,500	15%
Hugh F. Johnston	1,000	1,000	0%
Kirk Tanner	800	800	0%
Silviu Popovici	750	750	0%
David Yawman	700	750	7%

2020 Annual Incentive Award

We provide annual cash incentive opportunities to our NEOs under the PepsiCo, Inc. Executive Incentive Compensation Plan ("**EICP**"). Awards granted under the EICP are designed to drive Company, business unit and individual performance.

When determining the actual annual incentive award payable to each executive officer, the Compensation Committee considers both business and individual performance. The graphic below illustrates the calculation of the annual incentive award for each NEO, apart from the Chairman and CEO, whose compensation is discussed above.



Base Salary × Target Annual Incentive Opportunity (% of Salary) × [Business Performance × Individual Performance Multiplier] = Annual Incentive Award

 

Business Performance Metrics. Our annual incentive program applies metrics that executives directly influence to ensure a link between annual performance and actual incentive payments. The 2020 performance metrics which make up the Business Performance component of the annual incentive award are listed in the table below for each NEO:

	Ramon L. Laguarta PepsiCo	Hugh F. Johnston PepsiCo	Kirk Tanner PBNA	Silviu Popovici Europe	David Yawman PepsiCo
Organic Revenue Growth	●	●	●	●	●
Free Cash Flow Excluding Certain Items	●	●	●	●	●
Core Constant Currency EPS Growth	●				
Relative Competitive Performance	●	●	●	●	●
Core Constant Currency Net Income Growth	●	●			●
Core Constant Currency Operating Profit Growth			●	●	

Business Results. In determining annual incentive awards for 2020, the Compensation Committee considered actual Company performance against the pre-established performance targets noted in the table below. In accordance with our strong governance framework, we did not reset internal incentive targets established at the start of the performance period for executive officers, despite the headwinds and challenges triggered by the COVID-19 pandemic on our operating results.

The table below also reflects the actual results for Organic Revenue Growth, Free Cash Flow Excluding Certain Items, Core Constant Currency EPS Growth and Core Constant Currency Net Income Growth excluding certain charges taken as a result of the COVID-19 pandemic, as described in PepsiCo's 2020 Annual Report on Form 10-K for the fiscal year ended December 26, 2020. These charges include incremental frontline associate incentive pay, crisis childcare, leave benefits and personal protective equipment, as well as other charges as previously described.

Performance Metrics[8]	Initially Communicated Goals	Internal Performance Targets	Actual Results	Actual Results excluding COVID-19 Charges
Organic Revenue Growth	4%	4.6%	4.3%	4.3%
Free Cash Flow Excluding Certain Items[1]	Approximately $6.0 billion	$6.3 billion	$7.0 billion	$7.4 billion
Core Constant Currency EPS Growth	7%	7%	2%	10%
Core Constant Currency Net Income Growth	[2]	5.9%	1%	9%

[1] Initially Communicated Goal is the financial objective externally communicated (Free Cash Flow) in February 2020. Internal Performance Targets, Actual Results and Actual Results excluding COVID-19 Charges are the compensation performance measure (Free Cash Flow Excluding Certain Items).

[2] PepsiCo does not publicly disclose net income goals because such disclosure would result in competitive harm to PepsiCo.

PepsiCo's business unit performance targets and Relative Competitive Performance expectations, which were intended to be challenging, are not disclosed because such disclosure would result in competitive harm to PepsiCo. These targets were set at levels necessary to deliver our consolidated financial goals and generate value for shareholders.

In determining annual bonus payouts, each year the Compensation Committee considers actual business results relative to the internal performance targets outlined in the previous table, in addition to other quantitative and qualitative factors and may make adjustments from time to time to ensure that executives are neither rewarded nor penalized for extraordinary factors outside of their control as discussed further below.

As permitted under the terms of the EICP, the Compensation Committee determined to calculate the 2020 annual incentive awards based on actual results excluding COVID-19-related charges, in comparison to the internal performance targets set at the beginning of 2020. The Committee recognized that such incremental charges were beyond the control of the NEOs and imperative for the safety of our frontline associates and the continuity of our business, and were not known at the time the internal performance targets were established. In addition, following the evaluation of the complete 2020 performance year, the Compensation Committee implemented a cap of 110% to the Business Performance component of each NEO's target incentive opportunity.

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[8] Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 42-46 and 49 of PepsiCo's 2020 Annual Report on Form 10-K for the fiscal year ended December 26, 2020 for a more detailed description of the items excluded from these measures.

New Performance Metric: Relative Competitive Performance. As part of the changes made to PepsiCo's executive compensation programs for 2020, a Relative Competitive Performance metric was added to the Business Performance component of the annual incentive opportunity for the 2020 performance year. This measure assesses year-over-year market share change in applicable food and beverage categories such as savory, LRB, cereals and/or modern dairy, based on market share data reported by independent market research leaders and our analysis of other relevant factors, including data availability, data quality, strategic importance to a category, consumer perception and brand equity.

With the economic challenges driven by the pandemic, the importance of measuring our performance in comparison to peers was even more critical and Relative Competitive Performance became a key pillar of our strategy to ensure our business continued to deliver in light of the pandemic.

In line with PepsiCo's strategy to win in the marketplace by accelerating growth, we delivered market share gains despite headwinds driven by COVID-19 across a number of our U.S. and international markets, including the improvement of savory market share in Mexico, Brazil and China; LRB market share gains in China, India, the United Kingdom and Germany; and positive share trends in the total juices and juice drinks, ready-to-drink tea and coffee, and sparkling water categories in North America.

Individual Performance Metrics. The Compensation Committee evaluates individual performance based on objectives related to an individual's contribution to PepsiCo's strategic business imperatives, such as improving operating efficiencies, driving innovation, increasing customer satisfaction, enhancing environmental sustainability and managing and developing a diverse and talented workforce. The strategic business imperatives are intended to be challenging. They can be both qualitative and quantitative and vary for each executive officer. Individual Performance became a multiplier to Business Performance under the recent changes made to PepsiCo's executive compensation program to allow for enhanced differentiation in payouts among executives.

Our vision also includes commitments to multiple ESG initiatives. As such, each executive officer has integrated ESG goals into his or her individual performance objectives to achieve this vision. The Company takes great pride in integrating purpose into its business strategy across all geographies and all functions. Therefore, the Compensation Committee thoroughly reviews all ESG accomplishments, in conjunction with individual contributions to strategic business imperatives, to establish an executive officer's Individual Performance multiplier.

NEO Performance Summary. In determining annual incentive awards for 2020, the Compensation Committee considered the following accomplishments by NEOs, other than the Chairman and CEO, who is discussed earlier.

	NEO Performance	2020 Compensation ($000)

Hugh F. Johnston
Vice Chairman, EVP and CFO, PepsiCo

FASTER:

- Enabled PepsiCo to increase its dividend for the 48th consecutive year in 2020 and returned $7.5 billion in cash to shareholders through $5.5 billion of dividends and $2 billion in share repurchases in spite of economic uncertainties
- Oversaw the generation of approximately $1.8 billion in savings through productivity initiatives which were integral towards the improvement of go-to-market capabilities and execution efficiency
- Maintained PepsiCo's strong capital market structure, successfully completed debt offerings and continued effective controls over capital spending, delivering Free Cash Flow of approximately $7 billion excluding certain items[9]

STRONGER:

- Tightly managed discretionary spending and reduced non-essential advertising to optimize holistic cost management capabilities and ensure adequate liquidity to run businesses
- Expanded PepsiCo's Global Business Services platform, streamlining operating model to eliminate fragmented and duplicative processes, while implementing hubs in five global locations with no business disruption to deliver our technology and digitalization plan
- Supported expansion and efficiency of PepsiCo portfolio with business case development of the Rockstar acquisition

BETTER:

- Introduced greater precision and emphasis on businesses to adopt a zero-based budgeting mindset, leading to the identification of savings to fund new investments directly supporting sustainability objectives
- Continued to advance sustainability agenda by building on 2019 allocation of PepsiCo's Green Bond proceeds across packaging, decarbonization and water-use efficiency, as well as advancing several of the United Nation's Sustainable Development Goals


Percent of Target: 119%
$1,000
$2,079
$7,000
Base Salary
2020 Annual Incentive Award
2020 LTI Award

Mr. Johnston's 2020 Annual Incentive Award was determined in accordance with financial performance previously disclosed and the accomplishments highlighted to the left.

Mr. Johnston's 2020 LTI Award was granted in March 2020 in the form of 66% PSUs and 34% LTC.

[9] Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 42-46 and 49 of PepsiCo's 2020 Annual Report on Form 10-K for the fiscal year ended December 26, 2020 for a more detailed description of the items excluded from these measures.

NEO Performance	2020 Compensation ($000)

Kirk Tanner
CEO, PBNA

FASTER:

- Delivered Organic Revenue Growth[9] of 2% in a volatile and challenging retail environment

- Delivered double-digit Net Revenue growth for bubly and Starbucks and high single-digit growth for Gatorade

- Improved market share trends in the total juices and juice drinks, ready-to-drink tea and coffee, and sparkling water categories

- Enabled innovation of 10% of Net Revenue, building on strong performance by bubly, Starbucks Nitro Cold Brew, Mountain Dew Baja Blast and Mountain Dew Zero Sugar, with particular growth of Gatorade Zero exceeding $1 billion in estimated annual retail sales in 2020

STRONGER:

- Expanded presence in the energy category with the acquisition of Rockstar to improve positioning in this fast-growing consumer space

- Launched the Bottles-to-Go takeout program with Buffalo Wild Wings to unlock an opportunity with the to-go model

- Implemented holistic cost management initiatives to enable strong pricing gains across business and within key categories such as carbonated soft drinks and sports drinks

- Efficiently allocated resources between channels due to business disruptions in light of the pandemic, while simplifying supply chain processes to continue to deliver to consumers and customers

BETTER:

- Continued investment in Pepsi Zero Sugar which has grown in retail sales compared to prior fiscal year

- Collaborated with Black Restaurant Week using PBNA's national scale to strengthen and champion Black-owned businesses, reinforcing PepsiCo's Racial Equality commitments

- Named official beverage provider for Vanderbilt University campus, placing emphasis on achieving the university's sustainability objectives through partnership to eliminate water and soda plastic bottle usage in dining facilities, with an immediate first step taken by serving Aquafina in resealable aluminum cans

- Continued to further the mission of the "Every Bottle Back" initiative, a 10-year commitment to reduce the beverage industry's plastic footprint, evidenced by investments made in certain Texas, Oklahoma and Wisconsin cities to improve recycling access and curbside recycling programs



Mr. Tanner's 2020 Annual Incentive Award was determined in accordance with financial performance previously disclosed and the accomplishments highlighted to the left.

Mr. Tanner's 2020 LTI Award was granted in March 2020 in the form of 66% PSUs and 34% LTC.

---

[9] Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 42-46 and 49 of PepsiCo's 2020 Annual Report on Form 10-K for the fiscal year ended December 26, 2020 for a more detailed description of the items excluded from these measures.

 

NEO Performance	2020 Compensation ($000)

Silviu Popovici
CEO, Europe

FASTER:

- Continued to deliver Organic Revenue Growth, remaining resilient as the year progressed despite ongoing lockdowns, macroeconomic strains and movement restrictions across countries
- Enabled solid Organic Revenue Growth in certain key markets, such as Germany, the United Kingdom and Russia
- Accelerated growth within e-commerce channels in Europe
- Rolled out innovative products contributing to top-line growth, such as Walkers Baked Wotsits Flamin' Hot and Sizzling Steak flavors, as well as Walkers MAX Double Crunch

STRONGER:

- Operationalized three Global Business Services hubs in Poland and Russia to streamline processes, build capability, improve consistency and accelerate decision-making, allowing for reinvestment in our brands
- Transformed culture within Europe to embrace the seven guiding behaviors of *The PepsiCo Way* to allow PepsiCo to continue to achieve its vision, reinforced by being named a Top Employer in Europe for the 10th time

BETTER:

- Achieved 100% usage of recycled plastic for Tropicana products in nine Western Europe markets, aiming to remove 580 tons of virgin plastic per year across France, Belgium, Spain, Portugal, Italy, Norway, Sweden, Finland and Denmark
- Launched Lipton Iced Tea packaged using 100% recycled content in France, Germany, Belgium, the Netherlands and Poland, on track towards achieving PepsiCo's goal of utilizing 50% recycled plastic in Europe by 2030
- Joined the Fret 21 initiative, launched by the Agence de l'Environnement et de la Maîtrise de l'Énergie, committing to reduce greenhouse gas emissions from freight activities in France by 16% by 2022 and the carbon footprint on domestic and international transportation
- Continued moving toward a diverse and inclusive workplace through active partnership with Leading Executives Advancing Diversity, Europe's fastest-growing diversity and inclusion network



Percent of Target: 123%

$750 — Base Salary
$1,381 — 2020 Annual Incentive Award
$4,500 — 2020 LTI Award

Mr. Popovici's 2020 Annual Incentive Award was determined in accordance with financial performance previously disclosed and the accomplishments highlighted to the left. Despite the severity of measures implemented in Europe in response to the COVID-19 pandemic, Mr. Popovici rapidly responded to ensure we continued to protect our associates, support our communities and service our customers. In determining Mr. Popovici's 2020 Annual Incentive Award, the Compensation Committee also considered his leadership and other achievements, including market share gains and improvements achieved in numerous key markets in light of the challenging macroeconomic conditions, resulting in an increase to his annual incentive payout.

Mr. Popovici's 2020 LTI Award was granted in March 2020 in the form of 66% PSUs and 34% LTC.

NEO Performance	2020 Compensation ($000)

David Yawman
EVP, General Counsel and Corporate Secretary, PepsiCo

FASTER:
- Led legal strategy, negotiation, due diligence and regulatory clearance of the acquisition of Rockstar and acquisition of Pioneer Foods, driving transactions to close within a reasonable timeframe
- Simplified key Compliance & Ethics policies with a focus on high-risk areas of operations, and standardized procedures for compliance integration of newly acquired businesses such as Pioneer Foods

STRONGER:
- Strengthened Board of Directors' effectiveness through continued improvement of procedures and materials, including support of new Board member recruitment process
- Continued leadership and effective legal counsel on PepsiCo's position regarding significant litigation matters, managing appeals taken to courts and serving as a key advisor on legal and reputational issues
- Provided leadership in the transition of the Public Policy and Government Affairs function to its successor, ensuring a seamless transition in complex social, political and regulatory matters

BETTER:
- Published PepsiCo's first-ever Human Rights Report in an effort to build a more sustainable food system where all parties are treated with respect and dignity
- Partnered with the Global Diversity & Engagement Team, as well as functional leaders, to roll out the Unconscious Bias module under the Inclusive Leadership training suite
- Positioned PepsiCo to embrace and live the values of a strong compliance culture, ensuring ethical practices in all aspects of doing business, being named one of America's Most JUST Companies by Forbes in partnership with JUST Capital and being named among Ethisphere's World's Most Ethical Companies for the fourteenth consecutive year in 2020



Percent of Target: 110%

Base Salary	2020 Annual Incentive Award	2020 LTI Award
$750	$979	$3,100

Mr. Yawman's 2020 Annual Incentive Award was determined in accordance with financial performance previously disclosed and the accomplishments highlighted to the left.

Mr. Yawman's 2020 LTI Award was granted in March 2020 in the form of 66% PSUs and 34% LTC. Mr. Yawman will not receive a 2021 grant as he is expected to leave the Company by the end of March 2021.

 

2018 Long-Term Incentive Awards

PepsiCo's LTI program is 100% performance-based. The design helps ensure an appropriate level of focus on successfully attaining critical operating goals and sustained appreciation in shareholder value relative to our peers.

Awards granted included two distinct components: PSUs and LTC awards. Each executive's target grant value was based on his or her role. Actual grant values were between 0% and 125% of target based on long-term individual performance.

66%
Performance Stock Units

Based on operating metrics:
Core Constant Currency
EPS Growth and Core
Net ROIC Improvement



34%
Long-Term Cash

Based on TSR relative to
proxy peer group

Performance Stock Units

The PSUs incentivized our executive officers to focus on critical operating performance objectives that we believed translated to sustainable shareholder returns over the long-term. The PSUs paid out in PepsiCo shares, plus dividends accrued over the vesting period on earned shares.

50% weighting	**Earnings Per Share** *3-year average of annual Core Constant Currency EPS Growth rates* A metric followed by shareholders that incorporates key elements of financial success, including top-line growth in revenue, expense control, the effectiveness of investments made in the business over time and bottom-line profitability.
+	
50% weighting	**Return on Invested Capital** *3-year cumulative increase in Core Net ROIC* A metric followed by shareholders that measures the improvement in both capital spending and working capital management, enabling us to continue to improve the efficiency of our asset base.
=	
Payout	0 - 175% of Target

Long-Term Cash Award

The LTC award focused on relative TSR performance, strengthening alignment with long-term shareholder value creation. The LTC award was denominated and paid out in cash, reflecting PepsiCo's responsible use of shares under our LTI program.

100% weighting	**Relative TSR Performance** TSR performance relative to our proxy peer group over a 3-year performance period. PepsiCo's 3-year TSR ranking: **Threshold 25%ile** / **Target Median** / **Max 100%ile** Payout: **50%** / **100%** / **200%** *Target payout requires us to deliver positive 3-year TSR. Linear interpolation is used when ranking falls between percentages shown.*
Payout	0 - 200% of Target

Long-Term Incentive Award Payouts

2018 PSU Payout

As a result of investments made to accelerate growth initiatives, the 2018 PSUs paid out at 52.6% of target.



3-YEAR AVERAGE CORE CONSTANT CURRENCY EPS GROWTH[10]

| Threshold 5.7% | Target 7.7% | Max 10.2% |

Actual Result: 5.5%

| 40% Payout | 100% Payout | 175% Payout |



3-YEAR CORE NET ROIC IMPROVEMENT[10]

| Threshold +50 bps | Target +150 bps | Max +300 bps |

Actual Result: 160 bps

| 50% Payout | 100% Payout | 175% Payout |

- PepsiCo's three-year (2018-2020) average Core Constant Currency EPS Growth[10] compensation performance measure of 5.5% was below the threshold of 5.7% set by the Compensation Committee in March 2018

- In calculating this compensation performance measure, PepsiCo's 2018 Core Constant Currency EPS Growth was adjusted to exclude certain gains associated with the sale of assets and insurance claims and settlement recoveries, and PepsiCo's 2020 Core Constant Currency EPS Growth was adjusted to exclude certain charges taken as a result of the COVID-19 pandemic, as described in PepsiCo's 2020 Annual Report on Form 10-K for the fiscal year ended December 26, 2020

- PepsiCo's actual three-year (2018-2020) Core Net ROIC[10] compensation performance measure improved by 160bps, an increase that exceeded the 150bps target set by the Compensation Committee in March 2018

- In calculating this compensation performance measure, PepsiCo's Core Net ROIC Improvement was adjusted to exclude the impact of acquisitions from 2018 to 2020, including Rockstar, SodaStream, Pioneer Foods and Be & Cheery, to mitigate the impact of changes in foreign exchange rates from 2018 to 2020, and to exclude certain charges taken as a result of the COVID-19 pandemic, as described in PepsiCo's 2020 Annual Report on Form 10-K for the fiscal year ended December 26, 2020

Name	PSUs Granted	PSUs Earned	Payout of Target
Ramon L. Laguarta	28,448	14,964	52.6%
Hugh F. Johnston	33,190	17,458	52.6%
Kirk Tanner	16,690	8,779	52.6%
Silviu Popovici[(1)]	17,448	9,178	52.6%
David Yawman	11,349	5,970	52.6%

[(1)] The PSU grant shown above excludes Mr. Popovici's special award which vests in 2021 but is based on different performance metrics and targets, described on page 62 of this Proxy Statement.

2018 Long-Term Cash Award Payout

The 2018 LTC award paid out at 110% of target in light of our total return to shareholders, including dividends, outperforming the median of our proxy peer group over the three-year performance period.

3-YEAR RELATIVE TSR PERCENTILE VS. PROXY PEER GROUP



| Threshold 25th %ile | Target 50th %ile | Max 100th %ile |

Actual Result: 55th %ile

| 50% Payout | 100% Payout | 200% Payout |

- Based on PepsiCo's TSR of 35.4% for the three-year performance period ended on December 31, 2020, PepsiCo ranked at the 55th percentile relative to our proxy peer group

Name	LTC Granted ($000)	LTC Earned ($000)	Payout of Target
Ramon L. Laguarta	1,594	1,753	110%
Hugh F. Johnston	1,859	2,045	110%
Kirk Tanner	935	1,029	110%
Silviu Popovici	978	1,075	110%
David Yawman	636	699	110%

[10] Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP compensation performance measures relative to reported GAAP financial measures.

2020 Long-Term Incentive Awards

Beginning with the 2020 LTI award, PSUs are earned using 3-year Organic Revenue Growth instead of 3-year Core Net ROIC Improvement, reinforcing PepsiCo's vision to *Be the Global Leader in Convenient Foods and Beverages by Winning with Purpose*. To recognize the stretch nature of performance goals and to align with peer practices, the maximum PSU payout was increased to 200% of target.

In setting the value of the LTI awards for the March 2020 grants under the new plan design, the Compensation Committee considered the prior fiscal year's compensation targets and the importance of motivating the executive management team to be highly focused on our strategic mission and vision, and particularly on achieving our long-term growth objectives during this critical period of change and transformation. The 2020 LTI awards were the first long-term equity awards granted to the executive management team following the articulation of our new strategy in 2019, and the Compensation Committee wanted the 2020 LTI awards to provide strong alignment between the executive officers' incentives and the key drivers underlying our long-term growth strategy.

The vesting of LTI awards continues to be 100% performance-based, subject to the achievement of ambitious three-year financial targets aligned with the terms and conditions of PepsiCo's LTI program. The three-year cliff vesting provision also serves as a critical retention tool in an environment of competition for key talent.

Awards granted include two distinct components: PSUs and LTC awards. Each executive's target grant value is based on his or her role.



66%
Performance Stock Units

Based on operating metrics:
- Core Constant Currency EPS Growth
- Organic Revenue Growth

34%
Long-Term Cash

Based on TSR relative to proxy peer group

Performance Stock Units

The PSUs incentivize our executive officers to focus on critical operating performance objectives that we believe will translate to sustainable shareholder returns over the long-term. The PSUs will pay out in PepsiCo shares, plus dividends accrued over the vesting period on earned shares.

50% weighting	**Earnings Per Share** *3-year average of annual Core Constant Currency EPS Growth rates* A metric followed by shareholders that incorporates key elements of financial success, including top-line growth in revenue, expense control, the effectiveness of investments made in the business over time and bottom-line profitability.
+	
50% weighting	**Organic Revenue Growth** *3-year average of annual Organic Revenue Growth* A metric followed by shareholders that focuses on accelerated top-line growth and enhanced shareholder returns.
=	
Payout	0 - 200% of Target

Long-Term Cash Award

The LTC award focuses on relative TSR performance, strengthening alignment with long-term shareholder value creation. The LTC award is denominated and will pay out in cash, reflecting PepsiCo's responsible use of shares under our LTI program.

100% weighting	**Relative TSR Performance** TSR performance relative to our proxy peer group over a 3-year performance period.
			Threshold	**Target**	**Max**
	PepsiCo's 3-year TSR ranking:	**25%ile**	**Median**	**100%ile**
	Payout:	**50%**	**100%**	**200%**
	Target payout requires us to deliver positive 3-year TSR. Linear interpolation is used when ranking falls between percentages shown.
Payout	0 - 200% of Target

Special Long-Term Incentive Awards

Special PSU Award Grants

The Compensation Committee recognizes that retention of highly qualified leaders is critical to PepsiCo's continued strong performance and successful succession planning. Due to the breadth and depth of expertise they have gained through their careers, PepsiCo's senior leaders are often considered for senior roles outside of PepsiCo. Each year, the CEO presents an extensive analysis to the Compensation Committee that addresses talent retention considerations, taking into account the demonstrated performance and future potential of each senior officer, as well as the competitive landscape for executive talent and business disruption likely to be caused by unplanned departures.

As a result of this analysis, the Compensation Committee grants special performance-based awards to select talented leaders critical to our business continuity and growth.

As disclosed in prior years' Proxy Statements, the Board of Directors took into account the leadership transitions that occurred towards the end of 2017 with Mr. Laguarta's appointment to President, PepsiCo, followed by Mr. Popovici's appointment to President, Europe Sub-Saharan Africa ("**ESSA**"), and granted Mr. Laguarta and Mr. Popovici each a special PSU award on March 1, 2018. Mr. Laguarta received a special PSU award of 36,782 shares (at target) with a vesting date of March 1, 2022. Mr. Popovici received a special PSU award of 13,793 shares (at target) with a vesting date of March 1, 2021. Both awards could be earned over a three-year performance period (2018-2020) based on the achievement of three separate annual performance targets determined by the Compensation Committee each year.

The ultimate payout for each of these awards was calculated based on the average of the attainments for each of the three performance periods and can be earned between 0% to 125% of target, having no value to the executive unless the executive remains employed with PepsiCo for the relevant vesting period and the specified performance criteria are met. The awards are forfeited if the executive retires or terminates employment prior to the end of the vesting period or if the underlying performance goals are not attained.

For 2018, the performance goals related to PepsiCo and ESSA "Everyday Nutrition" revenue growth for Mr. Laguarta and Mr. Popovici, respectively. For 2019 and 2020, consistent with our articulated strategy to *Be the Global Leader in Convenient Foods and Beverages by Winning with Purpose* and increasing the appeal of our portfolio by reducing added sugars, sodium and saturated fats and adding more positive ingredients, the Compensation Committee determined it would be more appropriate to use the performance goals of Organic Revenue Growth to focus Messrs. Laguarta and Popovici on top-line growth goals that each directly influences, of which products meeting the criteria above continue to be a critical component. The 2019 and 2020 PepsiCo Organic Revenue Growth targets were each set at 4.6% per year as disclosed in prior years' Proxy Statements.

In February 2021, the Compensation Committee certified the achievement of the performance goals applicable to the special awards granted to Mr. Laguarta and Mr. Popovici. Based on the achievement of each of the three performance periods, Mr. Laguarta's PSUs were earned at 61% of target and 22,599 shares will be delivered to him in March 2022 contingent upon active employment through the vesting date. Similarly, based on the achievement of each of the three performance periods, Mr. Popovici's PSUs were earned at 43% of target and 5,874 shares were delivered to him in March 2021.

No new special PSU awards were approved in 2020.

Retirement and Benefit Programs

Pension and Post-Retiree Medical

- Our NEOs participate in the same retirement programs as other similarly situated employees and receive no enhancements in determining their benefits versus other employees
- PepsiCo maintains defined benefit pension plans for the majority of U.S. salaried employees hired before January 1, 2011 and defined contribution plans for U.S. salaried employees hired in 2011 or later
- A separate retirement plan is also maintained for certain employees working outside the U.S. who are unable to participate in their home country plans
- For certain legacy salaried Pepsi Bottling Group ("**PBG**") employees, defined benefit pension plan accruals were frozen in 2009 and employees transitioned to a defined contribution plan
- Effective December 31, 2025, accruals for salaried employees under the U.S. defined benefit pension plans will be frozen and employees will participate in the defined contribution plans going forward
- Details for participating executive officers are described in the "2020 Pension Benefits" section beginning on page 74
- Our NEOs are also eligible for retiree medical coverage on the same terms as other similarly situated employees
- No NEOs were provided enhanced coverage, such as executive life insurance

Health and Mobility Benefits

- Executive officers receive the same healthcare benefits as other similarly situated employees
- U.S.-based medical benefits are generally the same for all participants in the Company's healthcare program; however, our executive officers are required to pay two to three times as much as non-executive employees for their coverage
- International medical benefit plans vary, but executives typically receive the benefits offered in the relevant broad-based program
- PepsiCo's global mobility program facilitates the assignment of global talent to positions in other countries by minimizing any financial detriment or gain to the employee from an international assignment
- In 2020, Mr. Popovici participated in the mobility program due to his assignment in Switzerland
- Executive officers who relocate are supported under the mobility program available to all PepsiCo salaried employees, eligible for reimbursement for relocation expenses, such as household goods shipment and applicable taxes associated with moving

Perquisites

- Consistent with our pay-for-performance philosophy, we limit executive perquisites to a Company car allowance, an annual physical and personal use of Company aircraft
- Certain executive officers may also be required to use Company ground transportation
- Based on an independent security study, the Compensation Committee generally requires the CEO to use Company aircraft to enhance personal safety and to increase time available for business purposes
- Certain exceptions allow the use of commercial aviation provided that the PepsiCo Global Security Team has assessed the risk and trip itinerary in advance, establishing a travel security protocol
- Executives are fully responsible for their personal income tax liability associated with personal use of Company aircraft
- A select few executive officers who are permitted to use Company aircraft, other than the CEO, must reimburse PepsiCo for the full variable operating cost of personal flights in excess of a limited number of hours per year as established by the Compensation Committee
- Personal use of Company ground transportation and Company aircraft for executive officers other than the CEO must be approved by the CEO on a case-by-case basis

Executive Income Deferral

- Under the PepsiCo Executive Income Deferral Program (the "**EIDP**"), most U.S.-based executives can elect to defer up to 75% of their base salary and up to 100% of their annual cash incentive awards into phantom investment funds on a tax-deferred basis
- Executives may elect to have their deferral accounts notionally invested in market-based funds, including the PepsiCo Common Stock Fund
- The EIDP does not guarantee a rate of return, does not match deferrals and none of the funds provide "above market" earnings
- The EIDP is a non-qualified and unfunded program in which account balances are unsecured and at risk, with its material features described in the "2020 Non-Qualified Deferred Compensation" section beginning on page 78



Peer Group

The Compensation Committee utilizes a peer group to evaluate whether executive officer pay levels are aligned with Company performance on a relative basis. The Compensation Committee primarily identifies companies that are of comparable size (based on revenue and market capitalization), maintain strong consumer brands, have an innovative culture, compete with PepsiCo for executive talent and/or possess significant international operations. There were no changes to our peer group during the 2020 performance year.

PEPSICO 2020 COMPENSATION PEER GROUP

The 3M Company	International Business Machines Corp.	Pfizer Inc.
Anheuser-Busch InBev SA/NV	Johnson & Johnson	The Procter & Gamble Company
Apple Inc.	The Kraft Heinz Company	Starbucks Corporation
The Coca-Cola Company	McDonald's Corporation	Unilever PLC
Colgate-Palmolive Company	Microsoft Corporation	United Parcel Service, Inc.
Danone S.A.	Mondelēz International, Inc.	Walmart Inc.
General Electric Company	Nestlé S.A.	The Walt Disney Company
General Mills, Inc.	Nike, Inc.	

PEPSICO VS. PEER GROUP



* Based on the four fiscal quarters ended prior to December 26, 2020 and publicly available as of March 1, 2021

** Based on 2020 year-end

Governance Features of Our Executive Compensation Programs

We believe that PepsiCo's compensation programs should ensure that our executives remain accountable for business results and take responsibility for the assets of the business and its employees. Consistent with this objective, our Board has incorporated strong governance features into our executive compensation programs.

Risk Mitigation

PepsiCo's executive compensation programs include features intended to discourage employees from taking unnecessary and excessive risks that could threaten the financial health and viability of the Company.

   

Balanced Performance Metrics	**Accountability for Prior Business Unit Results**	**Emphasis on Long-Term Shareholder Value Creation**	**Stringent Clawback Provisions**
The annual incentive program utilizes balanced financial metrics consisting of top-line metrics (such as organic revenue), bottom-line metrics (such as operating profit) and metrics designed to enhance capital management (such as cash flow).	All or a portion of the annual incentive award for any executive officer who assumes a new leadership position in a different business unit is determined based on the prior business unit's results to hold the executive officer accountable for sustained performance.	LTI awards are the most significant element of executive officer pay and focus executives on creating long-term shareholder value, measured in terms of delivering exceptional long-term operating results and stock price changes relative to a comparator group.	Under PepsiCo's annual incentive, LTI and executive deferral programs, the Company has the right to cancel and recoup awards and gains from an executive in certain circumstances, such as if he or she engages in gross misconduct, violates applicable non-compete provisions, or causes or contributes to the need for an adjustment to the Company's financial results through gross negligence or misconduct.

 

Stock Ownership Requirements

Under PepsiCo's stock ownership guidelines, executive officers are required to own shares of PepsiCo Common Stock equal in value to a specified multiple of their annual base salary, as set forth below:



CEO ●●●●●●● **8x** annual salary

CFO and Business Unit CEOs ●●● **4x** annual salary

All Other Executive Officers ● **2x** annual salary

Shares of PepsiCo Common Stock or equivalents held by the executive officer (or immediate family members) in a 401(k) plan, in a deferred compensation account, or in a trust for the benefit of immediate family members count towards satisfying the requirement. Unexercised stock options and unvested PSUs and Restricted Stock Units ("**RSUs**") granted under the LTI Plan do not count towards satisfying the applicable stock ownership requirement.

Executive officers have five years from the date they first become subject to a particular level of stock ownership to meet the stock ownership requirement. All of PepsiCo's executive officers have met or are on track to meet their ownership requirements within the five-year period.

Executive officers who terminate or retire from PepsiCo are required to continue to hold 100% of the shares needed to meet the applicable level of stock ownership until at least six months after termination or retirement and to continue to hold at least 50% of the shares needed to meet the applicable level of stock ownership until at least twelve months after termination or retirement.

Share Retention Policy

To ensure that our executive officers exhibit a strong commitment to PepsiCo stock ownership, the Board adopted a Share Retention Policy in 2002. The policy limits the proceeds that an executive officer may receive in cash upon exercise of stock options during each calendar year to 20% of the aggregate value of all of the executive officer's in-the-money vested stock options. Any proceeds in excess of this 20% limit must be held in shares of PepsiCo Common Stock for at least one year after the date of exercise. In addition, executive officers are required to hold at least 50% of the shares, net of applicable tax withholding, received upon the vesting and payout of PSUs in furtherance of PepsiCo's stock ownership guidelines.

Executive officers who maintain the required level of stock ownership are exempt from the Share Retention Policy.

No Employment Contracts

None of our NEOs have an employment contract or separation agreement, and we do not maintain formal programs or policies that guarantee cash severance or continued access to health and welfare benefits in the event of an involuntary termination of employment. Consistent with our approach of rewarding performance, employment is not guaranteed, and either the Company or the NEO may terminate the employment relationship at any time. In some cases, the Compensation Committee or the Board may agree to provide separation payments and benefits to departing executives upon their termination. Such terminations are addressed on a case-by-case basis, taking into consideration the nature of the termination and a variety of other factors.

Change in Control Provisions

PepsiCo does not maintain formal policies for our NEOs that provide for predetermined cash severance, continued health and welfare benefits, pension service credit, tax gross-ups or any other change in control benefits other than change in control protections under the shareholder-approved LTI Plan.

The LTI Plan provides non-employee directors and all employees, including executive officers, change in control protection for their LTI awards. Outstanding unvested awards vest and performance-based awards are payable in accordance with their terms as if performance metrics have been achieved at the target performance level in the event that the participant is terminated without cause or resigns for good reason within two years following a change in control of PepsiCo (i.e., "double trigger" vesting) or if the acquiring entity fails to assume or replace the awards. We utilize "double trigger" vesting to ensure management talent will be available to assist in the successful integration following a change in control and to align with prevailing governance practices.

Prohibition on Hedging and Pledging

Our insider trading policy prohibits employees, including executive officers, from engaging in activities that are designed to hedge or offset any decrease in the market value of PepsiCo stock (including purchasing financial instruments such as prepaid variable forward contracts, collars, exchange funds or equity swaps or engaging in short sales). In addition, employees, including executive officers, may not hold PepsiCo securities in a margin account or pledge PepsiCo stock or PepsiCo stock options as collateral for a loan or otherwise.

Limited Trading Windows

Executive officers can only transact in PepsiCo securities during approved trading windows after satisfying mandatory clearance requirements.

Responsible Equity Grant Practices

PepsiCo's equity grant practices ensure all grants are made on fixed grant dates and at exercise prices or grant prices equal to the "fair market value" of PepsiCo Common Stock on such dates.

- Stock option, PSU and RSU grants are awarded under our shareholder-approved LTI Plan at "fair market value," defined as the average of the high and low stock prices rounded up to the nearest quarter on the date of grant. These formulas mitigate the impact of our stock price's intra-day volatility when setting the grant price of equity awards.

- PepsiCo does not backdate, reprice or grant stock options retroactively. Our shareholder-approved LTI Plan prohibits repricing of awards or exchanges of underwater options for cash or other securities without shareholder approval.

- Under our shareholder-approved LTI Plan, stock options, RSUs, PSUs and LTC awards generally require a three-year minimum vesting period.

- PepsiCo is responsible in the use of shares under our LTI Plan, with share utilization below our peer group median.

Tax Considerations

Historically, the Compensation Committee has considered the impact of Section 162(m) of the Internal Revenue Code in establishing compensation for our executive officers, with a primary objective of supporting PepsiCo's business needs and workforce strategy.

Effective with the January 1, 2018 taxation year, the Section 162(m) performance-based exception is no longer applicable and the $1 million deduction limit applies to the CEO, CFO and the top three other highest compensated executive officers in the year. The deduction limit also applies to all those who were subject to the limit in any prior year after 2016, and it continues to apply to compensation paid at any time, including after termination or retirement and after death.

 

Our Decision Making Process

COMPENSATION COMMITTEE

The Compensation Committee oversees and evaluates PepsiCo's executive compensation programs against competitive practices, regulatory developments and corporate governance trends.



JAN   FEB   MAR   APR   MAY   JUN   JUL   AUG   SEP   OCT   NOV   DEC

February Meeting
- Certifies performance-based incentive payouts
- Recommends CEO compensation to independent members of the Board without management input
- Approves performance goals and other objectives of the Chairman and CEO
- Approves executive officer compensation based on Company performance, market data, responsibilities and other factors

March Meeting
- Sets specific performance targets for executive officer incentive awards
- Reviews compensation-related disclosures for Proxy Statement

September Meeting
- Reports to the Board regarding director compensation and stock ownership guidelines
- Establishes peer group companies used to benchmark Company performance and executive officer compensation
- Reviews trends and best practices in executive compensation

November Meeting
- Reviews Committee Charter, Committee's assessment results and work plan for the following year
- Reviews and approves executive compensation policies, such as stock ownership and clawback provisions, as needed

Compensation Committee meetings may occur on a more frequent basis in the event of ad hoc matters for discussion or approval.

Independent Advisor	**PepsiCo Management**
The Compensation Committee has engaged FW Cook as its independent external advisor, and considers analysis and advice from FW Cook when making compensation decisions	PepsiCo's management team is responsible for providing input to the Compensation Committee with respect to compensation decisions for PepsiCo's executive officers (other than the Chairman and CEO)
• Provides recommendations on Chairman and CEO compensation directly to the Compensation Committee, without consulting management • Periodically reviews the Company's executive compensation programs, in cooperation with management, and advises the Committee of changes that may be made to better reflect evolving best practices and improve effectiveness • Periodically reviews the Company's compensation philosophy, target peer group and target competitive positioning for reasonableness and appropriateness • All services performed by FW Cook have been limited to executive and director compensation consulting • FW Cook is prohibited from undertaking any other work with PepsiCo management or employees and has direct access to Compensation Committee members without management involvement • The Compensation Committee assessed FW Cook's independence under SEC regulations and Nasdaq listing standards, and concluded that there is no conflict of interest	• Provides input regarding PepsiCo's business strategy and performance • The Chairman and CEO provides the Compensation Committee with a self-assessment based on achievement of the agreed-upon objectives and other leadership accomplishments • The Chairman and CEO provides the Compensation Committee with performance evaluations and pay recommendations for other executive officers

2020 Summary Compensation Table

The following table summarizes the compensation of the NEOs for the fiscal year ended December 26, 2020 in accordance with SEC rules. We encourage you to also review pages 47-49 for a description of how Chairman and CEO compensation is viewed by PepsiCo's Board.

| Name and Principal Position | Year[1] | Salary ($) | Bonus ($) | Stock Awards ($)[2] | Non-Equity Incentive Plan Compensation ($) | | | Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[6] | All Other Compensation ($)[7] | Total ($) |
					Subtotal for Annual Payouts ($)[3]	Subtotal for Long-Term Payouts ($)[4]	Total for Annual and Long-Term Payouts ($)[5]			
Ramon L. Laguarta Chairman of the Board and Chief Executive Officer	2020	1,469,231	—	9,694,125	3,550,000	1,753,125	5,303,125	4,344,395	676,106	21,486,982
	2019	1,300,000	—	8,022,328	3,100,000	1,354,688	4,454,688	2,654,833	438,968	16,870,817
	2018	996,923	—	4,427,104	1,800,000	1,238,875	3,038,875	1,132,418	1,232,076	10,827,396
Hugh F. Johnston Vice Chairman, EVP and CFO	2020	1,000,000	—	4,620,000	2,079,000	2,045,313	4,124,313	2,533,163	102,612	12,380,088
	2019	1,000,000	—	4,124,960	2,114,000	1,896,563	4,010,563	2,101,080	55,414	11,292,017
	2018	962,500	—	3,609,413	1,647,800	1,892,100	3,539,900	958,108	72,145	9,142,066
Kirk Tanner CEO, PBNA	2020	800,000	—	2,970,056	1,386,000	1,028,500	2,414,500	2,444,261	64,061	8,692,878
	2019	800,000	—	2,078,952	1,219,200	1,083,750	2,302,950	1,581,885	72,950	6,836,737
Silviu Popovici CEO, Europe	2020	750,000	—	3,573,412	1,381,100	1,075,250	2,456,350	240,751	1,029,101	8,049,614
	2019	742,308	—	2,513,372	1,185,900	294,780	1,480,680	231,730	1,163,924	6,132,014
	2018	700,000	—	2,397,503	1,139,300	74,420	1,213,720	140,209	1,699,602	6,151,034
David Yawman EVP, General Counsel and Corporate Secretary	2020	742,308	—	2,046,056	979,000	699,380	1,678,380	56,764	191,195	4,714,703

(1) Mr. Tanner was not an NEO prior to 2019 and, as a result, only his 2019 and 2020 compensation information is being disclosed in the Summary Compensation Table. Mr. Yawman was not an NEO prior to 2020 and, as a result, only his 2020 compensation information is being disclosed in the Summary Compensation Table.

(2) The amounts reported for stock awards represent the aggregate grant date fair value of stock awards calculated in accordance with the accounting guidance on share-based payments. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of these awards, please see Note 6 to the Company's consolidated financial statements in the Company's Annual Report on Form 10-K for the applicable fiscal year.

For 2020, the amounts reported in this column represent the grant date fair value of PSU awards and special PSU awards. If PepsiCo were to exceed its performance targets, grant recipients may earn up to 200% of the target number of PSUs granted and 125% of the target number of special PSUs granted. The following table reflects the grant date fair value of the PSU awards at below-threshold, target and maximum performance earn-out levels.

| Name | Value of 2020 PSU Awards | | |
	Below Threshold	At Target Level ($)	At Maximum 200% Level ($)
Ramon L. Laguarta	—	8,085,000	16,170,000
Hugh F. Johnston	—	4,620,000	9,240,000
Kirk Tanner	—	2,970,056	5,940,112
Silviu Popovici	—	2,970,056	5,940,112
David Yawman	—	2,046,056	4,092,112

In 2018, Messrs. Laguarta and Popovici received special PSU awards of 36,782 and 13,793 shares, respectively, with a maximum payout level of 45,978 and 17,241 shares, respectively. Grant date fair value is calculated based on the number of shares issuable at target achievement level. Because the performance-related payout is based on separate measurements of our financial performance for each year over a three-year performance period (2018-2020), and those separate performance targets are established at the beginning of each performance year, the accounting guidance on share-based payments requires the grant date fair value to be calculated at the commencement of each separate year of the performance cycle when the respective performance targets are approved. The amounts for 2020 represent the grant date fair value for special PSU awards at target that may be earned based on performance against 2020 targets. It excludes shares that were earned based on performance against 2018 and 2019 targets.

 

[3] As described in the "2020 Annual Incentive Award" section of the Compensation Discussion and Analysis beginning on page 52 of this Proxy Statement, the amounts reported reflect compensation earned for performance under the annual incentive compensation program for that year, paid in March of the subsequent year.

[4] As described in the "Long-Term Incentive Award Payouts" section of the Compensation Discussion and Analysis on page 60 of this Proxy Statement, the Long-Term Payout amounts reported for 2020 reflect compensation earned for performance over a three-year period (2018-2020) under the LTC award granted in 2018 and paid in March 2021.

[5] Represents the total of the Annual Payouts and Long-Term Payouts of Non-Equity Incentive Plan compensation.

[6] The amounts reported reflect the aggregate change in the actuarial present value of each NEO's accumulated benefit under the defined benefit pension plans in which they participate. The change in pension value reflects changes in age, service and earnings during 2020.

[7] The following table provides the details for the amounts reported for 2020 for each NEO:

Name	Personal Use of Company Aircraft ($)[A]	Car Allowance and Personal Use of Ground Transportation ($)[B]	Company Contributions to Defined Contribution Plans ($)[C]	Global Mobility ($)[D]	Tax Reimbursement ($)[E]	Charitable Contributions ($)[F]	Total All Other Compensation ($)
Ramon L. Laguarta	640,662	25,350	—	10,094	—	—	676,106
Hugh F. Johnston	77,262	25,350	—	—	—	—	102,612
Kirk Tanner	37,068	25,493	—	—	—	1,500	64,061
Silviu Popovici[G]	—	36,973	—	458,764	533,364	—	1,029,101
David Yawman	—	25,350	155,845	—	—	10,000	191,195

[A] Personal use of Company aircraft is valued based on the aggregate incremental cost to the Company. The aggregate incremental cost is generally calculated based on the variable operating costs that were incurred as a result of personal use of the aircraft (such as fuel, maintenance, landing fees, crew expenses, catering and en-route charges). Infrequently, an executive's spouse or other family member may fly on the Company aircraft as an additional passenger. There is no incremental cost associated with such usage. The NEOs are fully responsible for all personal income taxes associated with any personal use of Company aircraft. Given the heightened need for safe and efficient travel required in light of the unique COVID-19 pandemic, personal usage of aircraft by the CEO was higher in 2020 than in prior years since he was required, in accordance with the Company's security requirements and supported by an independent security study completed in 2019, to utilize Company aircraft in lieu of commercial travel in order to enhance his security and personal safety.

[B] Car allowance and personal use of ground transportation includes cash allowance for car usage, personal use of a Company-provided vehicle (taxable benefit value from personal usage) or the aggregate incremental cost to the Company for Company-provided ground transportation (such as fuel and the driver's compensation). Infrequently, an executive's spouse or other family member may share Company-provided ground transportation as an additional passenger. There is no incremental cost associated with such usage. The NEOs are fully responsible for all personal income taxes associated with any personal use of Company-provided ground transportation. The value shown for Mr. Popovici is the annual lease for his Company-provided vehicle as well as fuel used in 2020, converted into U.S. dollars based on an average monthly exchange rate of 1 CHF = 1.0708 USD for 2020.

[C] Mr. Yawman participated in the ARC and ARC-E programs described under the "2020 Pension Benefits" section beginning on page 74 and the "2020 Non-Qualified Deferred Compensation" section beginning on page 78.

[D] The amounts reported reflect the expense for benefits provided pursuant to PepsiCo's standard global mobility program as a result of Mr. Laguarta's relocation to the United States and Mr. Popovici's international assignment in Switzerland. These benefits include housing, cost-of-living and home-leave allowances and household goods storage. The global mobility program facilitates the assignment of employees to positions outside their home country by minimizing any financial detriment or gain to the employee from the international assignment.

[E] For Mr. Popovici, this reflects the total net amount of tax equalization designed to cover taxes on his compensation in excess of the taxes he would have incurred in his home country, in accordance with our standard mobility program.

[F] The amounts represent the value of the PepsiCo Foundation matching gifts and other charitable contributions for Messrs. Tanner and Yawman. PepsiCo Foundation matching gift contributions are available to all PepsiCo employees and PepsiCo non-employee directors.

[G] A portion of global mobility benefits provided to Mr. Popovici while in Switzerland was paid in Swiss Francs and converted into U.S. dollars based on an average monthly exchange rate of 1 CHF = 1.0708 USD for 2020.

2020 Grants of Plan-Based Awards

The following table summarizes grants of annual incentive awards, LTC awards and PSUs provided to NEOs in 2020. The material terms of PepsiCo's annual and LTI programs are described in the Compensation Discussion and Analysis beginning on page 45 of this Proxy Statement.

Name	Grant Date[1]	Approval Date[1]	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards[2]
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
Ramon L. Laguarta	—	2/10/2020	Annual Incentive[3][4]	—	2,933,333	5,866,667				
	3/1/2020	2/10/2020	Long-Term Cash[5]	—	4,165,000	8,330,000				
	3/1/2020	2/10/2020	PSUs[6]				—	61,600	123,200	8,085,000
	3/1/2020	—	Special PSUs[7]				—	12,260	15,325	1,609,125
Hugh F. Johnston	—	2/10/2020	Annual Incentive[3]	—	1,750,000	5,250,000				
	3/1/2020	2/10/2020	Long-Term Cash[5]	—	2,380,000	4,760,000				
	3/1/2020	2/10/2020	PSUs[6]				—	35,200	70,400	4,620,000
Kirk Tanner	—	2/10/2020	Annual Incentive[3]	—	1,200,000	3,600,000				
	3/1/2020	2/10/2020	Long-Term Cash[5]	—	1,530,000	3,060,000				
	3/1/2020	2/10/2020	PSUs[6]				—	22,629	45,258	2,970,056
Silviu Popovici	—	2/10/2020	Annual Incentive[3]	—	1,125,000	3,375,000				
	3/1/2020	2/10/2020	Long-Term Cash[5]	—	1,530,000	3,060,000				
	3/1/2020	2/10/2020	PSUs[6]				—	22,629	45,258	2,970,056
	3/1/2020	—	Special PSUs[8]				—	4,597	5,746	603,356
David Yawman	—	2/10/2020	Annual Incentive[3][4]	—	890,000	2,670,000				
	3/1/2020	2/10/2020	Long-Term Cash[5]	—	1,054,000	2,108,000				
	3/1/2020	2/10/2020	PSUs[6]				—	15,589	31,178	2,046,056

[1] Consistent with prior years, 2020 PSUs and LTC awards were approved by the Compensation Committee at its regularly scheduled meeting in February. The approval date for the awards was February 10, 2020 and the grant date was March 1, 2020. The special awards discussed in footnotes 7 and 8 were first authorized by the Compensation Committee on February 5, 2018.

[2] The amounts reported represent the aggregate grant date fair value of all PSUs granted to NEOs in 2020 calculated in accordance with the accounting guidance on share-based payments. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of the PSUs reported, please see Note 6 to the Company's consolidated financial statements in the Company's 2020 Annual Report on Form 10-K for the fiscal year ended December 26, 2020.

[3] The amounts reported reflect the potential range of 2020 annual cash incentive awards under the EICP, as described under the "2020 Annual Incentive Award" section in the Compensation Discussion and Analysis beginning on page 52 of this Proxy Statement.

[4] The targets and maximum annual incentives for Messrs. Laguarta and Yawman reflect pro-rated increases based on base salary adjustments received in February 2020.

[5] The amounts reported reflect the potential range of 2020 LTC award payouts under the shareholder-approved LTI Plan. The actual LTC award earned is determined based on the level of achievement attained with respect to the pre-established performance targets based on PepsiCo's TSR relative to the proxy peer group over the three-year performance period and will be paid out on the third anniversary of the grant date.

[6] The actual number of shares of PepsiCo Common Stock that are earned for the 2020 PSUs will be determined based on the level of achievement attained with respect to Core Constant Currency EPS Growth and Organic Revenue Growth consistent with the pre-established payout scale determined for the three-year performance period. If PepsiCo performs below the pre-established performance targets, the number of PSUs earned will be reduced below the target number. The amounts reported in the "target" column reflect the number of PSUs that may be paid out if the performance targets are achieved at 100%, and the amounts reported in the "maximum" column reflect the maximum number of PSUs that will be paid out if the performance targets are exceeded.

The PSUs earned by NEOs will vest and be paid out in shares of PepsiCo Common Stock on the third anniversary of the grant date subject to pro-rata vesting upon retirement between ages 55 and 61, inclusive, with at least 10 years of service, and full vesting upon retirement at age 62 or older with at least 10 years of service, in each case subject to achievement of the applicable performance targets over the full three-year performance period. As of 2020 fiscal year-end, Messrs. Laguarta and Johnston are eligible for pro-rata vesting. Notwithstanding the level of performance achieved, the Compensation Committee retains the discretion to reduce the number of shares issued in settlement of the 2020 PSU awards.

 

(7)   The amount reported reflects a special PSU award which was awarded to Mr. Laguarta in 2018 as described in the Compensation Discussion and Analysis. The award is scheduled to vest on the fourth anniversary of the grant date, subject to the achievement of annual performance targets over a three-year performance period (2018-2020), and subject to continued employment through March 1, 2022. Grant date fair value is calculated based on the number of shares issuable at target achievement level. Because the performance-related payout is based on separate measurements of our financial performance for each year over a three-year performance period (2018-2020), and those separate performance targets are established at the beginning of each performance year, the accounting guidance on share-based payments requires the grant date fair value to be calculated at the commencement of each separate year of the performance cycle when the respective performance targets are approved. The amounts for 2020 represent the grant date fair value for special PSU awards at target that may be earned based on performance against 2020 targets. It excludes shares that were earned based on performance against 2018 and 2019 targets.

(8)   The amount reported reflects a special PSU award which was awarded to Mr. Popovici in 2018 as described in the Compensation Discussion and Analysis. The award is scheduled to vest on the third anniversary of the grant date, subject to the achievement of annual performance targets over a three-year performance period (2018-2020), and subject to continued employment through March 1, 2021. Grant date fair value is calculated based on the number of shares issuable at target achievement level. Because the performance-related payout is based on separate measurements of our financial performance for each year over a three-year performance period (2018-2020), and those separate performance targets are established at the beginning of each performance year, the accounting guidance on share-based payments requires the grant date fair value to be calculated at the commencement of each separate year of the performance cycle when the respective performance targets are approved. The amounts for 2020 represent the grant date fair value for special PSU awards at target that may be earned based on performance against 2020 targets. It excludes shares that were earned based on performance against 2018 and 2019 targets.

2020 Outstanding Equity Awards at Fiscal Year-End

The following table lists all outstanding stock option, PSU and RSU awards as of December 26, 2020 for the NEOs. The material terms and conditions of the equity awards reported in this table are described in the Long-Term Incentive Awards sections of the Compensation Discussion and Analysis beginning on page 59 of this Proxy Statement. No LTI award granted to an NEO has been transferred to any other person, trust or entity.

| Name | Option Awards | | | | | | Stock Awards[1][2] | | | | | |
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Grant Date	Option Vesting Date	Option Expiration Date	Grant Date	Vesting Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ramon L. Laguarta							3/1/2020	3/1/2023	—	—	61,600	8,935,696
							3/1/2019	3/1/2022	—	—	56,897	8,253,479
							3/1/2018	3/1/2022	—	—	36,782[4]	5,335,597
							3/1/2018	3/1/2021	—	—	28,448	4,126,667
Hugh F. Johnston							3/1/2020	3/1/2023	—	—	35,200	5,106,112
							3/1/2019	3/1/2022	—	—	35,560	5,158,334
							3/1/2018	3/1/2021	—	—	33,190	4,814,541
Kirk Tanner							3/1/2020	3/1/2023	—	—	22,629	3,282,563
							3/1/2019	3/1/2022	—	—	17,922	2,599,765
							3/1/2018	3/1/2021	—	—	16,690	2,421,051
Silviu Popovici							3/1/2020	3/1/2023	—	—	22,629	3,282,563
							3/1/2019	3/1/2022	—	—	17,069	2,476,029
							3/1/2018	3/1/2021	—	—	17,448	2,531,007
							3/1/2018	3/1/2021	—	—	13,793[5]	2,000,813
David Yawman							3/1/2020	3/1/2023	—	—	15,589	2,261,340
							3/1/2019	3/1/2022	—	—	10,156	1,473,229
							3/1/2018	3/1/2021	—	—	11,349	1,646,286

[1] With the exception of the special awards discussed in footnotes 4 and 5 below, each of the PSU awards listed in the table vests three years after the grant date, subject to continued service with PepsiCo through the vesting date and achievement of applicable performance targets during a three-year performance period. Each of the awards that are not special awards will vest on a pro-rata basis upon retirement between ages 55 and 61, inclusive, with at least 10 years of service, and will vest in full upon retirement at age 62 or older with at least 10 years of service, subject to achievement of applicable performance targets. As of 2020 fiscal year-end, Messrs. Laguarta and Johnston are eligible for pro-rata vesting.

[2] The market value of unvested PSUs reflected in the table has been calculated by multiplying the number of unvested PSUs by $145.06, PepsiCo's closing stock price on December 24, 2020, the last trading day of the 2020 fiscal year.

[3] The numbers displayed in this column reflect the target number of PSUs awarded. Notwithstanding the level of performance achieved, the Compensation Committee retains the discretion to reduce the number of shares issued in settlement of these awards.

[4] The amount reported reflects a special PSU award which was awarded to Mr. Laguarta in 2018 as described in the Compensation Discussion and Analysis on page 62 of this Proxy Statement. The award is scheduled to vest on the fourth anniversary of the grant date, subject to the achievement of annual performance targets over a three-year performance period (2018-2020), and subject to continued employment through March 1, 2022.

[5] The amount reported reflects a special PSU award which was awarded to Mr. Popovici in 2018 as described in the Compensation Discussion and Analysis on page 62 of this Proxy Statement. The award is scheduled to vest on the third anniversary of the grant date, subject to the achievement of annual performance targets over a three-year performance period (2018-2020), and subject to continued employment through March 1, 2021.

 

2020 Option Exercises and Stock Vested

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[3]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[3]
Ramon L. Laguarta	16,941	1,204,648	17,759	2,327,317
Hugh F. Johnston	—	—	24,863	3,258,296
Kirk Tanner	—	—	14,208	1,861,958
Silviu Popovici	—	—	12,693	1,694,227
David Yawman	—	—	15,565	2,039,793

[1] All stock option exercises during 2020 were executed in a manner consistent with PepsiCo's Share Retention Policy, which is described in the "Governance Features of Our Executive Compensation Programs" section of the Compensation Discussion and Analysis beginning on page 64 of this Proxy Statement.

[2] The following table lists PSU and RSU awards that vested in 2020 for the NEOs.

Name	Type	Grant Date	Payout Date	Number of Shares Granted (#)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)	Dividend Equivalents Paid ($)
Ramon L. Laguarta	PSUs	3/1/2017	3/1/2020	23,491	17,759	2,327,317	187,315
Hugh F. Johnston	PSUs	3/1/2017	3/1/2020	32,887	24,863	3,258,296	262,238
Kirk Tanner	PSUs	3/1/2017	3/1/2020	18,793	14,208	1,861,958	149,854
Silviu Popovici	PSUs[A]	3/1/2017	3/1/2020	2,369	1,791	234,711	18,890
Silviu Popovici	RSUs[A]	3/1/2017	3/1/2020	7,107	7,107	931,372	74,961
Silviu Popovici	PSUs[B]	10/1/2017	10/1/2020	5,020	3,795	528,144	42,447
David Yawman	RSUs[C]	3/1/2014	3/1/2020	9,405	9,405	1,232,525	176,838
David Yawman	PSUs[A]	3/1/2017	3/1/2020	1,640	1,240	162,502	13,077
David Yawman	RSUs[A]	3/1/2017	3/1/2020	4,920	4,920	644,766	51,894

[A] The awards granted on March 1, 2017 to Messrs. Popovici and Yawman were awarded prior to their promotions to their senior executive officer roles and associated pay structure.

[B] The award granted to Mr. Popovici on October 1, 2017 was awarded in connection with his promotion to his senior executive officer role.

[C] The award granted to Mr. Yawman on March 1, 2014 was subject to continued employment through the payout date.

[3] The value realized on exercise of stock options is equal to the amount per share at which the NEO sold shares acquired on exercise (all of which occurred on the date of exercise), minus the exercise price of the stock options, times the number of shares acquired on exercise of the options. The value realized on vesting of stock awards is equal to the average of the high and low market prices of PepsiCo Common Stock on the date of vesting, times the number of shares acquired upon vesting. The number of shares and value realized on vesting include shares that were withheld at the time of vesting to satisfy tax withholding requirements.

2020 Pension Benefits

A summary of the defined benefit and defined contribution plans sponsored by PepsiCo that our NEOs participated in during 2020 are described in the tables below. Benefits for the NEOs who participate in these plans are generally determined using the same formula as for other eligible employees. NEOs receive no enhancements that are not available to other eligible employees in each plan.

In December 2020, PepsiCo announced that future service accruals for salaried employees would cease under the defined benefit pension plans outlined below, effective December 31, 2025 and going forward, all salaried employees would participate in the defined contribution plans. A similar change was put into effect in 2009 for certain legacy salaried PBG employees.

	PepsiCo Employees Retirement Plan A ("PERP-A")	PepsiCo Pension Equalization Plan ("PEP")	PepsiCo International Retirement Plan - Defined Benefit Program ("PIRP-DB")
Eligible NEOs	• Ramon L. Laguarta (early retirement eligible) • Hugh F. Johnston (early retirement eligible) • Kirk Tanner • David Yawman (frozen)		• Ramon L. Laguarta (frozen)
Type of Plan	Qualified defined benefit pension plan	Non-qualified defined benefit pension plan	Non-qualified defined benefit pension plan
Eligibility	U.S. salaried employees hired prior to January 1, 2011 and certain legacy salaried PBG employees hired prior to January 1, 2007	Employees eligible to participate in the PERP-A whose benefits under the PERP-A are affected by limitations imposed by the Internal Revenue Code on qualified plan compensation or benefits	Generally covers non-U.S. citizens hired prior to January 1, 2011 who were active participants in a defined benefit retirement plan sponsored by their home country and were unable to remain in that plan during their assignment outside their home country, designated for participation by PepsiCo
Form of Payment Upon Retirement	Benefits generally payable as a single life annuity, a single lump sum distribution, a joint and survivor annuity, a 10-year certain annuity or a combination of a partial lump sum and an annuity	• Benefits accrued and vested by December 31, 2004 are generally paid in the same form and at the same time the PERP-A benefits are paid • Benefits accrued or vested after December 31, 2004 are payable at termination (subject to a six-month delay under Section 409A of the Internal Revenue Code), in the form of a lump sum	Benefits payable as a single life annuity, a single lump sum distribution, a joint and survivor annuity, a 10-year certain annuity or a combination of a partial lump sum and an annuity
Benefit Timing	• Normal retirement benefits payable at age 65 with 5 years of service • Unreduced early retirement benefits payable as early as age 62 with 10 years of service • Reduced early retirement benefit payable at age 55 with 10 years of service, determined by reducing the normal retirement benefit by 4% for each year benefits begin prior to age 62		

 

	PERP-A	PEP	PIRP-DB
Retirement Benefit Formula	A single life annuity beginning at normal retirement age generally determined as follows: • 3% for each year of service up to 10 years, plus 1% for each year of service in excess of 10, multiplied by the executive's highest consecutive five-year average monthly earnings (base salary and annual incentive compensation, limited by Internal Revenue Code regulations), based on service and earnings up to December 31, 2025 • Reduced by 0.43% of the executive's highest consecutive five-year average monthly earnings up to his or her monthly Social Security covered compensation, multiplied by the executive's years of service up to 35	• Same terms and conditions as the PERP-A as determined without regard to the Internal Revenue Code limitations on compensation and benefits • Offset by the actual benefit payable under the PERP-A	• Substantially the same as the formula under the PERP-A and the PEP, without the Social Security offset • Offset by retirement benefits paid under any Company plan or government mandated retirement program
Disability/ Death Benefits	• All participants who become disabled after 10 years of service and remain disabled until retirement generally receive continued service for the duration of their disability, but not past December 31, 2025 • If an employee dies, the spouse or domestic partner of an employee who is retirement eligible is entitled to a pension equal to the survivor benefit under the 50% joint and survivor option. The surviving spouse, domestic partner or estate of an active retirement-eligible participant is also entitled to a one-time payment equal to the lump sum benefit accrued at death, offset by the lump sum value of any surviving spouse's or domestic partner's benefit that might be payable. This special death benefit is paid by the Company and not from the plan		If the participant dies, the spouse or domestic partner of an employee is entitled to a pension equal to the survivor benefit under the 50% joint and survivor option
Deferred Vested Benefits	• For a participant with five or more years of service who terminates employment prior to attaining either age 55 with 10 years of service or age 65 with 5 years of service • Benefit is equal to the retirement benefit formula amount calculated using the potential years of credited service had the participant remained employed to age 65 pro-rated by a fraction, the numerator of which is the participant's years of credited service at termination and the denominator of which is the participant's potential years of credited service had the participant remained employed to age 65 • Deferred vested benefits under the PERP-A and PIRP-DB are payable in an annuity commencing at age 65, however, a participant may elect to commence benefits as early as age 55 on an actuarially reduced basis to reflect the longer payment period. A participant who terminates from the PERP-A is eligible for a one-time lump sum benefit within 365 days of termination, provided that the participant does not have a PEP benefit that vested prior to 2005. A participant who terminates from the PIRP-DB is also eligible for a one-time lump sum benefit within 365 days of termination. Deferred vested benefits under PEP are payable in an annuity at the later of age 55 or termination (subject to a six-month delay under Section 409A of the Internal Revenue Code)		

	Savings Plan - Automatic Retirement Contribution Program ("ARC")	PepsiCo International Retirement Plan - Defined Contribution Program ("PIRP-DC")
Eligible NEOs	• David Yawman	• Silviu Popovici
Type of Plan	Qualified defined contribution plan	Non-qualified defined contribution plan
Eligibility	U.S. salaried employees hired on or after January 1, 2011 and certain legacy salaried PBG employees not currently accruing under the defined benefit pension plan	Generally covers non-U.S. citizens hired on or after January 1, 2011 who are unable to remain in their home country retirement plan during their assignment outside their home country and are designated for participation by PepsiCo
Form of Payment Upon Retirement	Benefits are payable as a single lump sum distribution or in installments	Benefits are payable as a single lump sum distribution
Benefit Timing	Vested account balance payable following retirement/termination	
Retirement Benefit Formula	• Contributions are determined by multiplying a percentage (range of 2% to 9% based on age and years of service) by eligible pay, subject to Internal Revenue Code limitations • PepsiCo provides a matching contribution of 50% up to either 4% or 6% of eligible pay, based on years of service	• Pay Credits are determined each year by multiplying the eligible pay credit percentage (ranging from 5% to 12%) by the eligible annualized pay • Interest Credits are allocated based on the 30-year Treasury rate • Offset by retirement benefits paid under any Company plan or government mandated retirement program
Disability/Death Benefits	If the participant dies, the spouse, domestic partner or beneficiary is entitled to receive the vested account balance	
Deferred Vested Benefits	Vested account balance payable following retirement/termination	

 

The Present Value of Accumulated Benefit reported in the 2020 Pension Benefits Table below represents the accumulated benefit obligation for benefits earned to date, based on age, service and earnings through the measurement date of December 26, 2020.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Ramon L. Laguarta[2]	PepsiCo International Retirement Plan - DB	21.0	4,196,317	—
	PepsiCo Employees Retirement Plan A	3.3	90,234	—
	PepsiCo Pension Equalization Plan		9,310,747	—
Hugh F. Johnston	PepsiCo Employees Retirement Plan A	30.8	1,497,033	—
	PepsiCo Pension Equalization Plan		14,904,046	—
Kirk Tanner	PepsiCo Employees Retirement Plan A	28.5	1,165,519	—
	PepsiCo Pension Equalization Plan		6,216,423	—
Silviu Popovici	PepsiCo International Retirement Plan - DC	3.3	631,649	—
David Yawman[3]	PepsiCo Employees Retirement Plan A	10.4	321,955	—
	PepsiCo Pension Equalization Plan		21,350	—

[1] These amounts have been calculated using actuarial methods and assumptions shown below in the fiscal year-end valuation under the guidance on employers' accounting for pensions with the assumption, required by SEC disclosure rules, that each NEO remains in service until retirement at the earliest date when unreduced retirement benefits would be available (i.e., age 62 or older); discount rate of 2.53% for the PepsiCo Employees Retirement Plan A, 2.38% for the PepsiCo Pension Equalization Plan and 2.55% for the PepsiCo International Retirement Plan; and benefits were converted to lump sums based on a 5.25% lump sum conversion rate at retirement.

[2] The amounts reported for Mr. Laguarta above reflect his transition to the U.S. on September 1, 2017. In 2017, Mr. Laguarta was credited service under the PepsiCo International Retirement Plan - DB commencing on his hire date in lieu of end-of-service benefits under his prior Spanish employment terms that he ceased to be eligible for upon his relocation to the U.S.

[3] Mr. Yawman's entitlement represents prior service he had accrued under the defined benefit pension plan before future service was frozen in 2009 as a legacy salaried PBG employee.

2020 Non-Qualified Deferred Compensation

Executive Income Deferral Program

Eligible NEOs	• Hugh F. Johnston • Kirk Tanner • David Yawman
Description	Non-qualified and unfunded program that allows certain U.S.-based eligible employees to defer a portion of their annual compensation to a later date. The participants' balances are unsecured, subject to the claims of PepsiCo's creditors and may be forfeited in the event of the Company's bankruptcy
Deferral Limits	Eligible PepsiCo executives may defer up to 75% of base salary and 100% of annual incentive cash compensation. The Company does not provide a matching contribution on any deferrals
Return on Plan Balance	Executives earn a return on their notional accounts based on investments in the phantom funds selected by the executives (listed in footnote 2 of the table below) from a list of phantom funds made available by the Company. The EIDP does not guarantee a rate of return and none of the funds provide above market earnings
Distributions	• At the time of election to defer, executives are required to choose to receive future payments on either a specific date or upon separation from service • Notwithstanding a participant's payment election, deferrals made after 2000 are paid in a lump sum at the time of separation from service in cases in which separation (other than retirement) occurs prior to the elected payment date • Payments of deferrals made after 2004 to executives who are specified employees under Section 409A of the Internal Revenue Code that are triggered by a separation from service are delayed six months following separation
Form of Payment	Made in cash and received as a lump sum or in installments (quarterly, semi-annually or annually) over a period of up to 20 years and up to age 80

For additional detail on PepsiCo's EIDP, refer to the "Executive Income Deferral" section of the Compensation Discussion and Analysis on page 63 of this Proxy Statement.

 

Supplemental Savings Program

Eligible NEO	• David Yawman
Description	The PepsiCo Automatic Retirement Contribution Equalization Plan (the "**ARC-E**") is a non-qualified, non-elective defined contribution deferred compensation plan sponsored by PepsiCo to provide benefits to employees whose benefits under the ARC portion of the PepsiCo Savings Plan are limited due to Internal Revenue Code limitations on qualified plan compensation and benefits
Eligibility	U.S. salaried employees hired on or after January 1, 2011 and certain legacy salaried PBG employees not currently accruing under the defined benefit pension plan
Form of Payment Upon Retirement	Benefits are payable as a single lump sum distribution
Benefits Timing	• Vested account balance payable following retirement/termination • Payments made to executives who are specified employees under Section 409A of the Internal Revenue Code that are triggered by a separation from service are delayed six months following separation
Retirement Benefits Formula	Contributions have the same terms and conditions as ARC described in the "2020 Pension Benefits" section on page 76 without regard to the Internal Revenue Code limitations on compensation and benefits. Total ARC and ARC-E contributions in any year cannot exceed an amount equal to the IRS annual compensation limit in effect for that year
Disability/Death Benefits	If the participant dies, the spouse, domestic partner or beneficiary is entitled to receive the vested account balance

The following table provides information regarding participation by NEOs in our non-qualified deferred compensation programs during 2020 and at fiscal year-end.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)[2]
Hugh F. Johnston	—	—	276,772	—	3,481,607
Kirk Tanner	—	—	44,345	—	287,587
David Yawman	—	127,772	164,342	164,229	1,624,256

[1] PepsiCo does not provide above-market or preferential rates and, as a result, the notional earnings are not included in the 2020 Summary Compensation Table.

[2] None of the amounts reported in this column are reflected in the 2020 Summary Compensation Table with respect to Messrs. Johnston and Tanner. Deferral balances of NEOs under the EIDP were notionally invested in the following phantom funds and earned the following rates of return in 2020: PepsiCo Common Stock Fund: 9.1%, BlackRock LifePath 2035 Fund: 12.53%, BlackRock International Equity Fund: 6.63%, BlackRock Small Cap Equity Index Fund: 21.84%, BlackRock Mid-Cap Equity Index Fund: 14.11%, BlackRock Large Cap Equity Index Fund: 17.09% and Defined Applicable Federal Rate (AFR) Fund: 1.64%.

Potential Payments on Termination or Change in Control

Termination of Employment/Retirement

None of our NEOs have any arrangement that provides for severance payments or severance benefits.

In the event an NEO retires, terminates or resigns from PepsiCo for any reason as of fiscal year-end, he or she would be entitled to a pension benefit and any outstanding balance calculated in accordance with the terms and conditions disclosed under the "2020 Pension Benefits" section beginning on page 74 of this Proxy Statement and under the "2020 Non-Qualified Deferred Compensation" section beginning on page 78 of this Proxy Statement.

Our NEOs' unvested annual LTI awards vest on a pro-rata basis upon retirement between ages 55 and 61, inclusive, and fully vest upon death, disability or retirement on or after age 62. In order to be retirement eligible, an executive must be at least age 55 with 10 or more years of service. For special awards, no accelerated vesting occurs upon retirement. In the event of death or long-term disability, special awards fully vest. Even after vesting, PSUs and LTC awards remain subject to achievement of pre-established performance targets.

The following table sets forth, for each NEO, the value of the unvested stock options, PSUs, RSUs and LTC awards and accrued dividend equivalents on PSUs and RSUs that would vest or be forfeited if the NEO's employment terminated on December 26, 2020, the last day of the 2020 fiscal year, due to termination without cause, retirement, death or long-term disability:

Name	Termination/ Retirement ($ in millions)[1]		Death/Long-Term Disability ($ in millions)[1]	
	Vest	Forfeit	Vest	Forfeit
Ramon L. Laguarta	16.7	20.6	20.6	—
Hugh F. Johnston	13.3	8.9	8.9	—
Kirk Tanner	—	12.3	12.3	—
Silviu Popovici	—	14.4	14.4	—
David Yawman	—	7.9	7.9	—

[1] The PSUs and RSUs were valued at a price of $145.06, PepsiCo's closing stock price on December 24, 2020, the last trading day of the 2020 fiscal year. Death and Long-Term Disability vesting amounts do not include the value of vested stock options that have already been earned or unvested PSUs, RSUs and LTC awards that an executive may have earned due to fulfilling the retirement eligibility criteria. As of 2020 fiscal year-end, Messrs. Laguarta and Johnston are eligible for pro-rata vesting of annual LTI awards.

Change in Control

PepsiCo has a long history of maintaining a "double trigger" vesting policy. This means that unvested stock options, PSUs, RSUs and LTC awards only vest if the participant is terminated without cause or resigns for good reason within two years following a change in control of PepsiCo or if the acquirer fails to assume or replace the outstanding awards.

For each NEO, the following table illustrates:

- the value of the stock options, PSUs, RSUs, LTC awards and accrued dividend equivalents on PSUs and RSUs that would vest upon a change in control of PepsiCo without termination of employment; and

- the value of the stock options, PSUs, RSUs, LTC awards and accrued dividend equivalents on PSUs and RSUs that would vest upon an NEO's termination without cause or resignation for good reason if the acquirer does not assume or replace the outstanding awards at the time of the change in control.

Name	Change in Control ($ in millions)	
	Total Benefit: Change in Control Only	Total Benefit: Qualifying Termination upon Change in Control[1]
Ramon L. Laguarta	—	20.6
Hugh F. Johnston	—	8.9
Kirk Tanner	—	12.3
Silviu Popovici	—	14.4
David Yawman	—	7.9

[1] The amounts reported in this column assume that both the change in control and termination occurred on December 26, 2020, the last day of the 2020 fiscal year. The stock options, PSUs and RSUs were valued based on PepsiCo's $145.06 closing stock price on December 24, 2020, the last trading day of the 2020 fiscal year. Amounts do not include vested options that have already been earned due to continued service or unvested PSUs, RSUs and LTC awards that an executive may have earned due to fulfilling the retirement eligibility criteria. As of 2020 fiscal year-end, Messrs. Laguarta and Johnston are eligible for pro-rata vesting of annual LTI awards.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 2020.

The Compensation Committee

Shona L. Brown, Chair

David C. Page

Dina Dublon

Daniel Vasella

The information contained in the above report will not be deemed to be "soliciting material" or "filed" with the SEC, nor will this information be incorporated into any future filing under the Securities Act or the Exchange Act except to the extent the Company specifically incorporates such report by reference.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing disclosure regarding the ratio of the annual total compensation of our CEO to that of our median employee. As a global organization, we have employees operating in 79 countries serving consumers and customers in more than 200 countries and territories. Our objective is to provide competitive compensation commensurate with an employee's position and geographic location, while also linking compensation to Company and individual performance.

To provide context for this disclosure, it is important to understand the scope of our operations.

- *Globally Diverse Workforce*. More than half of our employees are located outside the United States in locations where the cost of living is significantly below the U.S., including developing and emerging markets such as Mexico, Russia, Brazil, China, South Africa and India. The compensation elements and pay levels of our employees can vary dramatically from country to country based on market trends, cost of living and cost of labor. These factors, along with fluctuations in currency exchange rates, impact the median employee compensation and the resulting ratio.
- *Frontline is a Strategic Advantage*. PepsiCo has a large global frontline employee population driven by our direct store delivery model and in-house manufacturing and supply chain in many markets. We believe our frontline employees who make, merchandise, move and sell our products represent a strategic advantage for PepsiCo. PepsiCo's integrated approach enables us to bring innovative products and packages to market faster, allows us to react more quickly to changes in the marketplace and builds unmatched customer relationships at the store level.

Calculating Methodology

In 2020, to identify our median employee and calculate such employee's annual total compensation, we used consistent methodologies, estimates and assumptions that were used prior to 2020 to identify any previous median employees.

Gathering Data on our Worldwide Employee Population. Due to the complexity of collecting compensation information across all the countries in which we have employees and the limited employee headcount in some of those countries, we used the de minimis exemption allowed by applicable SEC rules to exclude approximately 5,283 employees from 41 countries as detailed below, bifurcated into our reportable segments in effect in 2020.

- Africa, Middle East and South Asia - 584: Bangladesh, Ethiopia, Lebanon, Nigeria
- Asia Pacific, Australia and New Zealand and China Region - 1,319: Hong Kong, Indonesia, Japan, Malaysia, New Zealand, Philippines, Singapore, South Korea, Taiwan, Vietnam
- Europe - 2,192: Austria, Azerbaijan, Belarus, Bosnia and Herzegovina, Cyprus, Czech Republic, Denmark, Estonia, Finland, Georgia, Hungary, Italy, Kazakhstan, Kyrgyzstan, Lithuania, Luxembourg, Norway, Sweden, Switzerland, Uzbekistan
- Latin America - 1,188: Bermuda, Bolivia, Costa Rica, El Salvador, Panama, Paraguay, Uruguay

The excluded employees represented less than 5% of our total global population of 292,417 as of October 1, 2020. In certain countries, our employment levels are subject to seasonal variations. After our use of the de minimis exemption, our employee population from which we determined our median employee consisted of 287,134 individuals from 38 countries.

We collected full-year 2019 compensation data for the October 1, 2020 employee population, relying on our internal payroll and tax records, rather than using statistical sampling. 11,755 employees who joined PepsiCo as a result of acquisitions which closed in 2020, including Be & Cheery, BFY Brands, Pioneer Foods and Rockstar were excluded from the analysis, as permitted under SEC regulations due to timing of transaction close.

Consistently Applied Compensation Measure. Our employees are compensated through multiple compensation elements that are highly dependent on the role, market practices and statutory requirements within each country where our employees are located. Because of the differences in compensation elements globally, we identified all cash-based compensation plus equity-based compensation that was realized in the measurement period as an appropriate representation of the annual total compensation for our employees in accordance with SEC rules.

- Compensation was annualized on a straight-line basis for full-time and part-time new hire employees who did not work a full fiscal year.
- We used the 12-month average exchange rate to convert each non-U.S. employee's total compensation to U.S. dollars, enabling the median to be identified.
- We calculated the total compensation for the median employee in the same manner in which we determine the compensation shown for our NEOs in the Summary Compensation Table, including the value of retirement benefits.

The Ratio

The following ratio of Mr. Laguarta's annual total compensation to the median employee's for our last completed fiscal year is a reasonable estimate calculated in a manner consistent with applicable SEC rules.

- The median employee's total compensation was $46,546.
- The total compensation was calculated in the same manner in which we determine the compensation shown for our NEOs in the Summary Compensation Table, including the value of retirement benefits.
- As reported in the Summary Compensation Table on page 68, our CEO's compensation was $21,486,982.

Based on this information, the ratio of Mr. Laguarta's annual total compensation to the median employee compensation for 2020 was estimated to be 462 to 1.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 26, 2020 with respect to the shares of PepsiCo Common Stock that may be issued under our equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))(c)
Equity compensation plans approved by security holders[1]	17,054,272[2]	$99.54[3]	51,561,388[4]
Equity compensation plans not approved by security holders	—	—	—
Total	17,054,272	$99.54[3]	51,561,388

[1] Includes the LTI Plan.

[2] This amount includes 6,127,341 PSUs and RSUs that, if and when vested, will be settled in shares of PepsiCo Common Stock. This amount also includes 286,876 phantom units under the PepsiCo Director Deferral Program that will be settled in shares of Common Stock pursuant to the LTI Plan at the end of the applicable deferral period. For PSUs for which the performance period has ended as of December 26, 2020, the amounts reported in the table reflect the actual number of PSUs earned above and below target levels based on actual performance measured at the end of the performance period. The amounts reported in the table assume target level performance for PSUs which have not vested as of December 26, 2020. If maximum earn-out levels are assumed for such PSUs, the total number of shares of PepsiCo Common Stock to be issued upon exercise and/or settlement of outstanding awards as of December 26, 2020 is 17,965,045.

[3] Weighted-average exercise price of outstanding options only.

[4] The shareholder-approved LTI Plan is the only equity compensation plan under which PepsiCo currently issues equity awards. As of May 2, 2007, the LTI Plan superseded the Company's prior plan, the shareholder-approved 2003 Long-Term Incentive Plan, and no further awards were made under the 2003 plan. The LTI Plan permits the award of stock options, stock appreciation rights, restricted and unrestricted shares, restricted stock units and performance shares and units. The LTI Plan authorizes a number of shares for issuance equal to 195,000,000 plus the number of shares underlying awards under the Company's prior equity compensation plans that are canceled or expired after May 2, 2007 without delivery of shares. Under the LTI Plan, any stock option granted reduces the available number of shares on a one-to-one basis, any RSU or other full value award granted before May 5, 2010 reduces the available number of shares on a one-to-one basis and any RSU or other full value award granted on or after May 5, 2010 reduces the available number of shares on a one-to-three basis.

Shareholder Proposals (Proxy Item Nos. 4-6)

Shareholders have submitted the following proposals for the reasons stated. The shareholder proposals will be voted on at our 2021 Annual Meeting if properly presented by the shareholder proponent or by a qualified representative on behalf of the shareholder proponent. In accordance with federal securities regulations, we have included the shareholder proposals, including any supporting statements and graphics, as submitted by the shareholder proponents. We do not believe that certain assertions in these shareholder proposals about PepsiCo are correct. We have not attempted to refute all of these inaccuracies. However, our Board of Directors has recommended a vote against each of these proposals for the reasons set forth following each proposal.

Shareholder Proposal – Special Shareholder Meeting Vote Threshold (Proxy Item No. 4)

John Chevedden, on behalf of Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY 11021, who owns at least 500 shares of PepsiCo Common Stock, has submitted the following proposal:

Proposal 4 – Special Shareholder Meeting Improvement

Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting. The Board of Directors would continue to have its existing power to call a special meeting.

Since the 2020 PepsiCo annual meeting there has been a dramatic development that makes shareholder meetings so much easier for management with a substantial cost reduction. Special shareholder meeting can now be online shareholder meetings which are so much easier on management. The 2020 pandemic has resulted in an avalanche of online shareholder meetings.

Management accountability is so well defended at online shareholder meetings that shareholders should have a corresponding greater flexibility in calling for a special shareholder meeting.

At an online meeting almost everything is optional. For instance a management narrative on the state of the company is optional. Also management answers to shareholder questions are optional even if management asks for questions.

Thus management hardly needs to prepare for an online shareholder meeting. It is astounding what management can get away with at an on line shareholder meeting. Thus shareholders should rightfully have more flexibility in requesting a special shareholder meeting.

The core purpose of such a meeting can simply be the announcement of the vote.

For instance the Goodyear shareholder meeting was spoiled by a trigger-happy management mute button for shareholders that was used to quash constructive criticism. AT&T would not even allow shareholders to speak.

Please see:
Goodyear's virtual meeting creates issues with shareholder
https://www.crainscleveland.com/manufacturing/goodyears-virtual-meeting-creates-issues-shareholder

Please see:
AT&T investors denied a dial-in as annual meeting goes online
https://whbl.com/2020/04/17/att-investors-denied-a-dial-in-as-annual-meeting-goes-online/1007928/

Plus PepsiCo shareholders are denied in perpetuity the right to act by written consent by the backward laws of North Carolina.

Please vote yes:
Special Shareholder Meeting Improvement – Proposal 4



 **Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.**

 

After careful consideration, including a review of market trends and investor feedback on a nearly identical and unsuccessful proposal in 2020 to reduce the stock ownership threshold needed to call a special meeting, the Board has determined that the action requested by the shareholder proposal is neither necessary nor in the best interests of PepsiCo or our shareholders for the following reasons:

- PepsiCo already provides a meaningful and balanced right to shareholders to call a special meeting.
- The current ownership threshold provides shareholders owning a meaningful minority of shares (at least 20% of our outstanding shares) with the right to call a special meeting while maintaining a threshold that prevents the potential unnecessary waste of corporate resources and disruption associated with a much smaller minority of shares calling a special meeting on frivolous grounds or to advance narrowly supported interests. Our current threshold can be met by as few as five of our shareholders acting together, whereas the proposed 10% threshold could be met with as few as two shareholders acting together.
- Shareholders have significant opportunities to engage with management and the Board throughout the year, in ways that are more cost effective.
- PepsiCo has strong corporate governance policies and practices in place that protect shareholder rights.

PepsiCo shareholders already have a meaningful right to call a special meeting and other ways to engage with the Board on important topics.

PepsiCo has long supported and continues to support various means for our shareholders to effectively communicate with the Board and senior management beyond the limited forum of a special meeting. We provide significant opportunity for shareholders to raise matters through the shareholder proposal process, at our annual meeting and throughout the year as described further below and in the "Communications with the Board" section beginning on page 38 of this Proxy Statement.

Our Board recognizes the importance of giving shareholders a meaningful right to call special meetings in appropriate circumstances. Our shareholders have had this existing right since 2010 when the Board amended our By-Laws and reduced the ownership threshold for calling a special meeting from a majority to 20% of our outstanding Common Stock, in part informed by feedback at the time from our shareholders. We regularly engage with many of our shareholders and contacted shareholders representing approximately 47% of our outstanding shares in connection with the 2020 Annual Meeting of Shareholders at which a nearly identical proposal submitted by the Proponent was rejected by shareholders. The Board believes that the current threshold is the most appropriate at this time based on the feedback the Board received from engagement with various shareholders. The Board also considered statistical research across the S&P 500 and determined that PepsiCo's existing 20% ownership threshold continues to be consistent with, and in most cases lower than, the thresholds of other S&P 500 companies that offer shareholders the right to call a special meeting. In fact, only approximately 19% of S&P 500 companies provide shareholders the right to call a special meeting at a threshold lower than 20% as of March 8, 2021.

By reducing the ownership threshold to 10%, a small minority of shareholders (currently as few as two) could use the special meeting platform solely to advance their own agenda, without regard to the interests of PepsiCo and its broader shareholder base. Because special meetings require considerable time, effort and resources, including significant costs in legal and administrative fees, as well as costs for preparing, printing and distributing materials and soliciting proxies (particularly for a company with a large retail shareholder base such as ours), we believe that special meetings should only be held to cover extraordinary matters considered by a reasonable percentage of outstanding shares to be of sufficient import or urgency that they cannot wait until the next annual meeting. Moreover, the form of the special meeting – in-person or remote – does not change the substantial commitment of time and financial resources required by the Company to prepare for such a meeting. The Board continues to believe maintaining the 20% ownership threshold preserves a reasonable and appropriate balance between providing shareholders with the right to call a special meeting while protecting against unnecessary waste of corporate resources and disruption associated with convening a special meeting.

We value the views of our shareholders and strong corporate governance practices have been a long-standing priority at PepsiCo.

We value the views of our shareholders, and the input that we receive from our shareholders through regular engagement is a cornerstone of our corporate governance practices. Through shareholder engagement, we have received valuable feedback and important external viewpoints that inform our decisions and our strategy. As evidence of our Board's focus on strong and effective corporate governance practices and responsiveness to shareholder perspectives, we have taken a number of actions based in part on shareholder input, including publicly disclosing a global workforce demographics data report and our 2019 U.S. Consolidated EEO-1 Report which will be submitted to the U.S. Equal Employment Opportunity Commission, amending our Articles of Incorporation to eliminate supermajority voting standards, implementing "proxy access," reducing the ownership threshold on the right to call a special meeting to the current 20% level and creating a Sustainability, Diversity and Public Policy Committee. The current special meeting right also augments other corporate governance best practices that we have in place to protect shareholder rights, such as the annual election of all directors and majority voting for the election of directors in uncontested elections.

For more information on our shareholder engagement and corporate governance practices, see the "Corporate Governance at PepsiCo" section beginning on page 23 of this Proxy Statement.

When viewed together with our strong corporate governance policies and practices, our robust shareholder engagement program and the many shareholder-friendly provisions that we have adopted, the Board believes that our current 20% special meeting threshold is appropriate and enhances shareholder rights while still ensuring appropriate support among shareholders is required to call a special meeting. Lowering the threshold would increase the potential for the unnecessary waste of corporate resources and disruption to corporate operations. Therefore, the Board believes the adoption of this proposal is unnecessary and not in the best interests of PepsiCo or our shareholders.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.

Shareholder Proposal – Report on Sugar and Public Health (Proxy Item No. 5)

John C. Harrington, Harrington Investments, Inc., 1001 2nd Street, Suite 325, Napa, California 94559, who owns 50 shares of PepsiCo Common Stock, has submitted the following proposal:

As the world grapples with COVID-19, many underlying health conditions suspected of making people vulnerable to the pandemic are also associated with elevated dietary intake of sugar: obesity, hypertension, cardiovascular disease, diabetes, and chronic kidney and liver diseases.

Therefore, our company's sugary products may be associated with two national health epidemics: sugar-related illnesses and vulnerability to the pandemic.

Moreover, the pandemic has highlighted issues of disproportionate health impacts of COVID-19 on people of color. According to a recent study, our industry's advertising of sugary drinks has increased 26% since 2013 to more than $1 billion, with Black children and teens seeing twice the amount of sugary drink ads as their white counterparts, and Hispanic preschoolers and children seeing over 40% more Pepsi ads today than seven years ago.

With the rise of diabetes in youth and a better understanding of the influence of marketing on consumption habits, the American Academy of Pediatrics (AAP) released a policy statement a decade ago, calling for a total ban on child-targeted and interactive junk food advertising. Yet our Company continues to market sugary drinks with advertising detrimentally influencing children's food preferences and health.

A growing number of jurisdictions have banned the sale of junk food and sugary drinks to children and numerous community campaigns as seeking to impose taxes as well as new labeling laws for sugary beverages. In 2019, the AAP and the American Heart Association released a joint statement in support of such taxes, potentially increasing risk associated with our company's business.

 

Additionally, a growing body of scientific evidence and industry documents are helping make the case for holding purveyors of sugar-sweetened products financially liable for the harms of their products, specifically increasing litigation risk for our Company.

To defend our products, our company has been funding lobbying efforts and misleading research such as that of the International Life Sciences Institute (ILSI), to preempt local control, restrict regulation, or confuse the science. Growing media and public scrutiny of ILSI has already caused Mars and Nestle to sever ties.

In contrast, the proponents believe our company should be part of the solution and should not be pushing sugary beverages through advertising or funding "educational" efforts that shift the blame from poor diet causing obesity to lack of exercise.

Resolved, that shareholders request the board issue a report on Sugar and Public Health, with support from a group of independent and nationally recognized scientists and scholars providing critical feedback on our company's sugar products marketed to consumers, especially those PepsiCo products targeted to children and young consumers. Such report to shareholders should be produced at reasonable expense, exclude proprietary or legally privileged information and be published no later than November 1ˢᵗ, 2021 and include an assessment of risks to the company's finances and reputation associated with changing scientific understanding of the role of sugar in disease causation.

 **Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.**

We recognize the role that PepsiCo must play, and we have taken meaningful steps to reduce sugar, responsibly market our products and improve choices in our beverage portfolio to help consumers reduce the amount of sugar in their diets and make more informed choices. The Board believes that the report called for in this proposal is duplicative and unnecessary given robust public disclosures by PepsiCo and several third-party organizations that conduct independent reviews of progress by PepsiCo and the industry on the topic of sugar and public health.

PepsiCo has set a robust and meaningful goal to reduce sugar in our beverage portfolio by 2025 and is committed to responsibly marketing our foods and beverages, particularly to children.

PepsiCo offers a broad range of no sugar and low sugar beverages, and added sugars reduction is a key part of PepsiCo's long-term strategy to meet consumers' needs and to help build a more sustainable food system. Informed by the guidelines on sugar intake provided by leading global and national nutrition and health authorities, we set a goal that by 2025 at least two-thirds of our global beverage portfolio volume will have 100 calories or fewer from added sugars per 12-ounce serving. We made progress towards this goal in 2019, increasing our compliance with this goal by 3 percentage points across our portfolio in our top 26 beverage markets (by revenue). These markets represent 79% of our global beverage volume, and as of 2019, 47% of our beverage portfolio in such markets met our added sugars reduction target. We are continuing to make progress towards this goal by reformulating our existing beverages to reduce added sugars in our products so that consumers can continue to enjoy them as part of a balanced diet, offering a variety of no sugar and low sugar products and smaller portion sizes, and working to introduce new products that have no sugar, low sugar and/or more of the nutritious ingredients our consumers desire. Through our added sugars reduction efforts, we believe we are not only addressing the concerns raised in this proposal but also are creating new opportunities for competitive advantage and future market growth. For further information on our strategy to helping to build a more sustainable food system, see our website at *www.pepsico.com/sustainability/overview*.

We have also taken meaningful steps to responsibly market our products, particularly in venues or through platforms through which children may be exposed to the advertisements. In accordance with our policies and industry standards, including the International Council of Beverages Associations (ICBA) Guidelines on Marketing to Children, we do not advertise any soft drinks of any kind, whether full sugar or zero sugar products, to children under 12, and we restrict direct sales of certain beverages to schools. A dedicated section of our website at *www.pepsico.com/sustainability/esg-topics-a-z#advertising-and-marketing-to-children-and-school-sales* provides further information to enable consumers, policymakers and other stakeholders to better understand our Company's policies and practices that inform our advertising and marketing strategy.

The requested report is duplicative and unnecessary.

Given the publicly available reporting by PepsiCo and third-party organizations, we believe the main objective of this proposal has already been addressed. We describe PepsiCo's approach and the substantial steps that we have taken to advance our added sugars reduction goal in our Corporate Sustainability Report available at *www.pepsico.com/ sustainability/focus-areas/product* and on a dedicated section of our website at *www.pepsico.com/sustainability/esg-topics-a-z#sugar*. Several third-party organizations already publish reports that address sugar and public health, as well as feedback on PepsiCo and the industry, including identifying strengths and opportunities for improvement. For example:

- The Access to Nutrition Foundation (ATNF), a respected independent non-profit organization based in the Netherlands and funded by the Bill & Melinda Gates Foundation, the Dutch Ministry of Foreign Affairs, the Robert Wood Johnson Foundation and the U.K.'s Department for International Development, publishes reports that not only provide a robust assessment of PepsiCo's goals and performance, but also a critical analysis and benchmarking on efforts of other leading food and beverage manufacturers to improve consumers' access to nutritious foods and beverages. These ATNF reports were designed through an extensive, multi-stakeholder consultative process to ensure that they would be a useful tool for a range of stakeholder groups, including investors, academia, policymakers, civil society organizations and industry members.

- In addition, in order to continue to drive transparency around this important issue, we collaborate with Partnership for Healthier America (PHA), an organization that works with the private sector to help improve the health of youth in the United States by addressing childhood obesity, for PHA to conduct an independent review and externally validate PepsiCo's data, methodology and progress against our sugar reduction goal.

- We also collaborate with our peers on industry initiatives, such as the U.S. Balance Calories Initiative to establish a national calorie goal to help reduce beverage calories consumed per person per day. Progress on this industry initiative is audited by an independent third-party organization. We are part of similar industry initiatives in several countries.

Engagement with and feedback from these third-party organizations and others inform our sustainability reporting and overarching sustainability strategy. We recognize and publicly disclose related risks, such as changes in the understanding of the role of sugar or other ingredients added in our products, including in our annual report, the latest of which is available at *www.pepsico.com/proxy21*. Because sustainability topics are integrated into, and not separate from, our business, the full Board considers sustainability issues a vital element of its business oversight. In addition, our Sustainability, Diversity and Public Policy Committee assists the Board in providing more focused oversight over the Company's policies, programs and related risks that concern key sustainability matters, including sugar and public health.

Given the robust public disclosures by PepsiCo and several independent third parties and the meaningful steps PepsiCo has taken, and plans to continue to take, to improve choices across our portfolio and to responsibly market our products, we believe the additional report requested by this proposal would be duplicative and unnecessary.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.

Shareholder Proposal – Report on External Public Health Costs (Proxy Item No. 6)

John Chevedden, on behalf of The John Bishop Montgomery Trust, 65 3rd Street, Suite 25, P.O. Box 1270, Point Reyes Station, CA, who owns 800 shares of PepsiCo Common Stock, has submitted the following proposal:

ITEM 6 – External Public Health Cost Disclosure

RESOLVED, shareholders ask that the board commission and disclose a report on the external public health costs created by the food and beverage business of our company (the "Company") and the manner in which such costs affect the vast majority of its shareholders who rely on overall market returns.

Our Company recently signed the Business Roundtable Statement of the Purpose of a Corporation (the "Statement"), which reads, "we share a fundamental commitment to all of our stakeholders. . . . We commit to deliver value to all of them, for the future success of our companies, our communities and our country."

 

However, the Company is a conventional corporation, so that directors' fiduciary duties emphasize the company and its shareholders, but not stakeholders (except to the extent they create value for shareholders over time). Accordingly, when the interests of shareholders and stakeholders such as workers or customers clash, the Company's primary duty excludes all but shareholders. North Carolina has not adopted any laws to let corporations avoid this duty.[1]

The World Health Organization assesses the unpriced social burdens of obesity as equaling almost 3% of global GDP annually.[2] This cost, year after year, is devastating to economic growth. Yet the Company does not disclose any methodology to address the public health costs of its business. Thus, shareholders have no guidance as to costs the Company is externalizing and consequent economic harm. This information is essential to shareholders, the majority of whom are beneficial owners with broadly diversified interests. As of the 2020 proxy statement, the Company's top three holders were Vanguard, BlackRock and State Street, which are generally indexed or otherwise broadly diversified.

Such shareholders and beneficial owners are unalterably harmed when companies follow Delaware's "shareholder primacy" model and impose costs on the economy that lower GDP, which reduces equity value.[3] While the Company may profit by ignoring costs it externalizes, diversified shareholders will ultimately pay these costs, and they have a right to ask what they are.

The company's prior disclosures and prior shareholder proposals do not address this issue, because they do not address the *costs the public health costs that the business imposes on shareholders as diversified investors who must fund retirement, education, public goods and other critical social needs.* This is a separate social issue of great importance. A study would help shareholders determine whether to seek a change in corporate direction, domicile, structure, or form in order to better serve their interests and to match the commitment made in the Statement.

Please vote for: External Public Health Cost Disclosure - Proposal 6



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[1] https://scholarship.law.unc.edu/cgi/viewcontent.cgi?article=4777&context=nclr

[2] https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

[3] See, e.g., https://www.advisorperspectives.com/dshort/updates/2020/11/05/market-cap-to-gdp-an-updated-look-at-the-buffett-valuation-indicator (total market capitalization to GDP "is probably the best single measure of where valuations stand at any given moment") (quoting Warren Buffet).

 **Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.**

As one of the world's largest food and beverage companies, PepsiCo embraces the role it can play in promoting a balanced diet that supports health and wellness and we have long been committed to being a part of the solution to the complex issue of the role of diet in obesity and undernutrition. Reformulation to reduce added sugars, sodium and saturated fat and expansion of our portfolio have been a cornerstone for our sustainability agenda since its inception. The Board believes PepsiCo is already effectively addressing the issues raised in this proposal through our ongoing sustainability initiatives, which include but are not limited to improving the nutritional profile of our products and overall product portfolio, working to provide simple, clear information on our packaging, rethinking packaging sizes, and leveraging the scale of our brands to drive positive change. For further information on PepsiCo's sustainability initiatives relating to our products, see our website at *www.pepsico.com/sustainability/focus-areas/product*.

It is not practicable to extrapolate PepsiCo's impact from all other factors that contribute to public health, and therefore the reporting called for in this proposal is neither practicable nor a good use of Company resources.

There are numerous factors that contribute to obesity, and we believe it is not feasible to accurately quantify external public health costs for specific food and beverage products or categories in isolation. The World Health Organization (WHO) assessment referenced in this proposal is based on a 2014 McKinsey Global Institute report that states obesity is impacted by numerous health, socio-economic and lifestyle factors, of which diet is just one of many important factors. In fact, the report considers 74 interventions across 18 different areas that have the highest likelihood of impacting obesity rates. It is our belief that existing research and analysis has effectively identified the multitude of factors that contribute to obesity and their collective public health costs, and that the time, money and people resources that would be required to produce the proposed report would be better spent on our significant existing efforts to mitigate those factors.

PepsiCo has taken aggressive steps to implement many of the actions recommended by the World Health Organization, including reformulation, portfolio diversification and responsible labeling and marketing practices.

We continue to take aggressive steps to implement actions recommended by the WHO Global Strategy on Diet, Physical Activity and Health and the WHO Global Action Plan for the Prevention and Control on Non-Communicable Diseases. Our multi-faceted approach includes:

- Innovating and reformulating our products to reduce added sugars, sodium and saturated fat (with reduction goals informed by leading global and national health authorities, including the WHO);
- Developing the PepsiCo Nutrition Criteria (based on guidance from leading global and national health authorities, including the WHO);
- Providing clear labeling information about product ingredients;
- Adhering to responsible marketing policies; and
- Meeting the highest standards for food quality and safety.

We are also increasing the number of more nutritious options in our portfolio through innovation and acquisition to offer more choices and meet consumer needs as part of a balanced diet. Recent acquisitions and strategic investments include:

- Bare Foods Co. (a producer of baked fruit and vegetable snacks);
- Health Warrior, Inc. (a producer of snacks with ingredients like chia and pumpkin seeds);
- Cytosport, Inc. (makers of Muscle Milk and Evolve Protein - enhanced protein beverages); and
- Pioneer Foods Group Ltd (one of South Africa's food and beverage companies with strong positions in cereals, juice, and other African nutritional food staples).

In general, alongside healthy lifestyle, education and more physical activity, we believe offering consumers choices by reformulating some of our products, widening and improving the nutritional composition of our portfolio, providing clear nutritional information on labels to help consumers make informed purchase decisions and following self-imposed marketing and advertising restrictions to protect children are the most effective ways we can help consumers achieve their dietary goals and advance the long-term interests of our stockholders and other stakeholders.

PepsiCo partners with organizations around the world to advance public health through the development of a sustainable food system.

In addition to advancing our product goals and adhering to responsible labeling and marketing policies, PepsiCo is committed to engaging in conversations with governments and other stakeholders around the world on public health topics, such as improving nutrition, addressing under-nutrition, supporting responsible marketing, promoting healthy lifestyles and developing nutrition programs. PepsiCo engages with policymakers and other stakeholders around the world to address diet-related chronic diseases, including by sharing technical expertise in areas such as how to reduce trans fats and through initiatives such as the Scaling Up Nutrition Business Network that supports efforts to address malnutrition together with the World Food Program and The Global Alliance for Improved Nutrition. While one company alone cannot solve the dual global public health challenges of obesity and undernutrition, we believe we are positioned to contribute to a better future for consumers through our enhanced portfolio.

Given our belief that it is not feasible to accurately provide the requested report due to the numerous factors that contribute to obesity and PepsiCo's ongoing commitment to follow the recommendations of the United Nations and the WHO in order to be a part of the solution through reformulation, portfolio diversification and responsible labeling and marketing practices, we do not believe the report requested by this proposal would be a worthwhile use of Company resources.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.

 

Ownership of PepsiCo Common Stock

Stock Ownership of Officers and Directors

The following table shows, as of March 1, 2021, the number of shares of our Common Stock beneficially owned and the number of phantom units of our Common Stock held in the Company's income deferral programs by each director (including each nominee), by each of the NEOs identified in the 2020 Summary Compensation Table on page 68 of this Proxy Statement, and by all current directors and executive officers as a group. Each phantom unit represents the economic equivalent of one share of our Common Stock. Except as otherwise noted, the directors and executive officers exercise sole voting and investment power over their shares shown in the table. None of the shares are subject to pledge.

As of March 1, 2021, our current directors and executive officers as a group beneficially owned less than 1% of our outstanding Common Stock.

Name of Individual or Group	Number of Shares of PepsiCo Common Stock Beneficially Owned[1]	Number of Phantom Units of PepsiCo Common Stock Held in PepsiCo's Deferral Programs[2]	Total
Segun Agbaje	700	2,064	2,764
Shona L. Brown	1,000	34,815	35,815
Cesar Conde	1,000	9,199	10,199
Ian Cook	3,569	32,535	36,104
Dina Dublon	2,455	33,821	36,276
Richard W. Fisher	1,000	11,569	12,569
Michelle Gass	1,000	3,742	4,742
Hugh F. Johnston	129,258	24,198	153,456
Ramon L. Laguarta	94,141	—	94,141
Dave Lewis	700	1,281	1,981
David C. Page	1,000	11,819	12,819
Robert C. Pohlad[3]	1,144,659	11,155	1,155,814
Silviu Popovici	41,102	—	41,102
Kirk Tanner	44,704	—	44,704
Daniel Vasella	14,011	57,300	71,311
Darren Walker	1,000	8,084	9,084
Alberto Weisser	1,000	21,350	22,350
David Yawman	31,230	—	31,230
All directors and executive officers as a group (23 persons)	1,611,261	262,932	1,874,193

[1] The shares shown include the following shares that directors and executive officers have the right to acquire within 60 days after March 1, 2021: (1) through the exercise of vested stock options: all directors and executive officers as a group, 22,148 shares; and (2) pursuant to other equity awards: Mr. Johnston, 10,167 shares; Mr. Laguarta, 9,005 shares; Mr. Popovici, 9,482 shares; Mr. Tanner, 5,749 shares; Mr. Yawman, 3,943 and all directors and executive officers as a group, 56,042 shares. In addition, the amounts reported include Common Stock equivalent amounts attributed to the following executive officers based on their respective holdings in the PepsiCo Savings Plan: Mr. Johnston, 284 shares; Mr. Tanner, 551 shares; and all executive officers as a group, 1,528 shares.

[2] Reflects phantom units of our Common Stock held in the PepsiCo Executive Income Deferral Program and the PepsiCo Director Deferral Program.

[3] The shares shown for Robert C. Pohlad include 900,000 shares held in a limited liability company over which Mr. Pohlad has shared voting and investment power and 27 shares held indirectly by his spouse.

Stock Ownership of Certain Beneficial Owners

The following table sets forth information regarding persons or groups known to the Company to be beneficial owners of more than 5% of our outstanding Common Stock.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Class Outstanding[1]
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	121,406,565[2]	8.8%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	100,057,368[3]	7.3%

[1] Based on the number of shares of Common Stock outstanding and entitled to vote at the 2021 Annual Meeting as of our record date, March 1, 2021.

[2] Based solely on the Schedule 13G/A filed by the Vanguard Group with the SEC on February 10, 2021 regarding its holdings as of December 31, 2020. The Vanguard Group also reported that, as of December 31, 2020, it had sole voting power for 0 shares of our Common Stock, sole dispositive power for 115,139,199 shares of our Common Stock, shared voting power for 2,403,498 shares of our Common Stock and shared dispositive power for 6,267,366 shares of our Common Stock.

[3] Based solely on the Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 29, 2021 regarding its holdings as of December 31, 2020. BlackRock, Inc. also reported that, as of December 31, 2020, it had sole voting power for 85,780,033 shares of our Common Stock, sole dispositive power for 100,057,368 shares of our Common Stock and shared voting power for and shared dispositive power for 0 shares of our Common Stock.

 

Information About the Annual Meeting

Voting Procedures

Who may vote at the Annual Meeting?

Only shareholders of record of our Common Stock as of the close of business on our record date, March 1, 2021, are entitled to receive notice of and to vote at the Annual Meeting and at any postponement or adjournment of the meeting. As of the record date, there were 1,380,047,582 shares of our Common Stock outstanding and entitled to vote at the Annual Meeting and each share of our Common Stock is entitled to one vote.

How do I vote?

Whether you are a shareholder of record (that is, if your shares are registered in your own name with our transfer agent) or a beneficial owner of shares held in street name (that is, if you hold your shares through a broker, bank or other holder of record), you can vote any one of four ways:

- **Via the Internet Prior to the Annual Meeting**. You may vote by visiting *www.proxyvote.com* and entering the 16-digit control number found in the Notice of Internet Availability of Proxy Materials (the "**Notice of Internet Availability**"), proxy card or voting instruction form.
- **By Telephone**. You may vote by calling the toll-free number found in the proxy card or voting instruction form or provided on the website listed on the Notice of Internet Availability.
- **By Mail**. If you received or requested printed copies of the proxy materials by mail, you may vote by proxy by filling out the proxy card (if you are a shareholder of record) or voting instruction form (if you are a beneficial owner) and sending it back in the envelope provided.
- **Via the Internet During the Annual Meeting**. Even if you plan to attend the Annual Meeting, you are encouraged to vote beforehand by Internet, telephone or mail. You may also vote during the Annual Meeting (up until the closing of the polls) by visiting *www.virtualshareholdermeeting.com/PEP2021*, entering the 16-digit control number found in the Notice of Internet Availability, proxy card or voting instruction form and following the instructions available on the website.

What happens if I do not give specific voting instructions when I deliver my proxy?

- **Shareholder of Record**. The persons named as proxies will vote your shares in accordance with your instructions. Except as noted below with respect to shares held in the PepsiCo Savings Plan, if your properly executed proxy does not contain voting instructions, the persons named as proxies will vote your shares in accordance with the voting recommendations of the Board.
- **Beneficial Owner of Shares Held in Street Name**. If you are the beneficial owner of shares held in street name, you have the right to direct your bank or broker how to vote your shares, and it is required to vote your shares in accordance with your instructions. If you do not give instructions to your bank or brokerage firm, under stock exchange rules, it will nevertheless be entitled to vote your shares with respect to "routine" matters, but it will not be permitted to vote your shares with respect to "non-routine" matters. In the case of a non-routine matter, your shares will be considered "broker non-votes" on that proposal.

Proxy Item No. 2 (ratification of the appointment of the independent registered public accounting firm) is a matter the Company believes will be considered "routine."

Proxy Item No. 1 (election of directors), Proxy Item No. 3 (advisory approval of executive compensation), and Proxy Item Nos. 4-6 (shareholder proposals) are matters the Company believes will be considered "non-routine."

If you are a beneficial owner and do not give voting instructions to your bank or brokerage firm on certain matters, the Company believes your bank or broker may vote your shares with respect to Proxy Item No. 2, but not Proxy Item Nos. 1 or 3-6.

Can employees who participate in PepsiCo's Savings Plan vote?

Yes. If you are an employee who participates in the PepsiCo Savings Plan (a portion of which constitutes an Employee Stock Ownership Plan), you can vote the shares (if any) that are deemed to be in your account in the PepsiCo Savings Plan as of the close of business on March 1, 2021.

To do so, you must sign and return the proxy card or vote by the Internet or telephone, as instructed in the proxy materials you received in connection with these shares in the PepsiCo Savings Plan. Voting instructions must be received no later than 11:59 p.m. Eastern Daylight Time on May 2, 2021, so that the trustee (who votes the shares on behalf of the participants of the PepsiCo Savings Plan) has adequate time to tabulate the voting instructions. The trustee will vote those shares you instruct. If you do not provide voting instructions, the trustee will vote your PepsiCo Savings Plan shares in the same proportion as the PepsiCo Savings Plan shares of other participants for which the trustee has received proper voting instructions.

What constitutes a quorum in order to hold and transact business at the Annual Meeting?

The presence in person or by proxy of the holders of record of a majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter. Votes "for" and "against," "abstentions" and "broker non-votes" will all be counted as present to determine whether a quorum has been established. Once a share of the Company's Common Stock is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and any adjournments of the meeting unless a new record date is or must be set for the adjourned meeting. If a quorum is not present at the opening of the meeting, the meeting may be adjourned from time to time by the vote of a majority of the votes cast on the motion to adjourn.

What is the voting requirement to approve each of the proposals?

Assuming the existence of a quorum at the Annual Meeting:

- Each director nominated pursuant to Proxy Item No. 1 must receive a vote "for" their election from a majority of the votes cast;
- For all other matters, the affirmative vote of a majority of the votes cast is required to approve each proposal.

Abstentions and broker non-votes are not treated as cast either for or against a matter, and therefore will not affect the outcome of the vote.

Can I revoke my proxy or change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting by voting again via the Internet prior to or during the Annual Meeting or by telephone, by completing, signing, dating and returning a new proxy card or voting instruction form with a later date. Only your latest dated proxy we receive at or prior to the Annual Meeting will be counted. However, your virtual attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again.

Who will count the votes?

We have retained representatives of Broadridge Investor Communication Solutions, Inc. as the inspectors of election to tabulate the votes and certify the vote results.

Where can I find the voting results of the Annual Meeting?

We expect to announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Form 8-K filed with the SEC within the time period prescribed by SEC rules.



How are proxies solicited and what is the cost?

We are providing these proxy materials in connection with the solicitation by our Board of Directors of proxies to be voted at our Annual Meeting. We bear all expenses incurred in connection with the solicitations of proxies. We have engaged Innisfree M&A Incorporated to solicit proxies for an estimated fee of $18,500, plus expenses.

In addition to the solicitation of proxies by mail and electronically, PepsiCo intends to ask brokers and bank nominees to solicit proxies from their principals and will pay the brokers and bank nominees their expenses for the solicitation. Our directors, officers and employees also may solicit proxies by mail, telephone, electronic or facsimile transmission or in person. They will not receive any additional compensation for these activities.

Attending the Annual Meeting

How can I attend the Annual Meeting?

In light of ongoing concern regarding COVID-19, and to promote the health and well-being of our employees, shareholders, directors, officers and other stakeholders, we have planned for this year's Annual Meeting to be a virtual-only meeting. Shareholders will not be able to physically attend the Annual Meeting. To be admitted to the virtual 2021 Annual Meeting, you will need to log-in to *www.virtualshareholdermeeting.com/PEP2021* using the 16-digit control number found in the Notice of Internet Availability, proxy card or voting instruction form. If you are a beneficial owner of shares, you may contact the bank, broker or other institution where you hold your account if you have questions about obtaining your control number. Guests without a control number may also attend the meeting, but will not have the option to vote shares or ask questions.

The Annual Meeting will begin promptly at 9:00 a.m. Eastern Daylight Time on May 5, 2021. Online access to the webcast will open at approximately 8:45 a.m. Eastern Daylight Time to allow time for you to log-in and test your device's audio system. We encourage you to access the meeting in advance of the designated start time. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on *www.virtualshareholdermeeting.com/PEP2021*. A replay of the Annual Meeting webcast will be available on our website at *www.pepsico.com* in the Investors section after the Annual Meeting for at least 30 days.

Will I be able to ask questions and participate in the virtual Annual Meeting?

Shareholders of record and beneficial owners of shares will be able to participate in the Annual Meeting by asking questions and voting their shares as outlined above. This year's shareholders Q&A session will include questions submitted both during and in advance of the meeting. You may submit a question in advance of the meeting at *www.proxyvote.com* after logging in with the 16-digit control number found in the Notice of Internet Availability, proxy card or voting instruction form. Questions may be submitted online shortly prior to, and during, the Annual Meeting by logging in with the 16-digit control number at *www.virtualshareholdermeeting.com/PEP2021*. We will answer questions during the Annual Meeting that are pertinent to the Company as time permits. If we receive substantially similar written questions, we may group such questions together and provide a single response to avoid repetition and allow time for additional question topics.

Additional information regarding the rules and procedures for participating in the virtual Annual Meeting will be provided in our rules of conduct for the Annual Meeting, which shareholders can view during the meeting at the meeting website.

2021 Proxy Materials

Why am I receiving these proxy materials?

Our Board of Directors has made these materials available to you on the Internet or has delivered printed versions of these materials to you by mail in connection with the Board of Directors' solicitation of proxies for use at our Annual Meeting of Shareholders. As a shareholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

What is included in these materials?

These proxy materials include:

* this Proxy Statement for the Annual Meeting; and
* our Annual Report for the fiscal year ended December 26, 2020.

If you received printed versions of these materials by mail, these materials also include the proxy card or voting instruction form for the Annual Meeting.

Why did I receive a Notice of Internet Availability in the mail instead of printed proxy materials?

In accordance with SEC rules, instead of mailing a printed copy of our proxy materials to all of our shareholders, we have elected to furnish such materials to selected shareholders by providing access to these documents over the Internet. Accordingly, on or about March 24, 2021, we sent a Notice of Internet Availability to most of our shareholders.

These shareholders have the ability to access the proxy materials on a website referred to in the Notice of Internet Availability or request to receive a printed set of the proxy materials by calling the toll-free number or emailing the address found on the Notice of Internet Availability. We encourage you to take advantage of the availability of the proxy materials on the Internet in order to help save natural resources and reduce the cost to print and distribute the proxy materials.

How can I get electronic access to the proxy materials?

The Notice of Internet Availability provides you with instructions regarding how to:

* view our proxy materials for the Annual Meeting on the Internet;
* vote your shares after you have viewed our proxy materials;
* request a printed copy of the proxy materials; and
* instruct us to send our future proxy materials to you electronically by email.

> **PepsiCo will plant a tree for every shareholder that signs up for electronic delivery. Choosing to receive your future proxy materials by email will lower our costs of delivery and will help reduce the environmental impact of our Annual Meeting. Since 2016, we have planted nearly 76,000 trees based on the number of shareholders who have signed up for electronic delivery.**

Copies of the proxy materials are available for viewing at *www.pepsico.com/proxy21*.

You may have received proxy materials by email. Even if you received a printed copy of our proxy materials, you may choose to receive future proxy materials by email. If you do so, you will receive an email next year with instructions containing a link to view those proxy materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it or for so long as the email address provided by you is valid.

What is "householding"?

If you are a beneficial owner, your bank or broker may deliver a single Proxy Statement and Annual Report, along with individual proxy cards, or individual Notices of Internet Availability to any household at which two or more shareholders reside unless contrary instructions have been received from you. This procedure, referred to as householding, reduces the volume of duplicate materials shareholders receive and reduces mailing expenses. Shareholders may revoke their consent to future householding mailings or enroll in householding by contacting Broadridge at 1-866-540-7095, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Alternatively, if you wish to receive a separate set of proxy materials for this year's Annual Meeting, we will deliver them promptly upon request to PepsiCo's Manager of Shareholder Relations at PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577 or (914) 253-3055 or *investor@pepsico.com*.

 

Where can I find the Annual Report?

The 2020 Annual Report to Shareholders, including financial statements, was delivered or made available with this Proxy Statement.

A copy of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 26, 2020 (including the financial statements, schedules and a list of exhibits) will be sent without charge upon the request of any shareholder to PepsiCo's Manager of Shareholder Relations at PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577 or *investor@pepsico.com*. You also may obtain our Annual Report on Form 10-K over the Internet on the SEC's website at *www.sec.gov*, or on our website at *www.pepsico.com* under "*Investors*" — "*Financial Information*" — "*SEC Filings*."

Other Matters

The Board of Directors knows of no other matters to be brought before the Annual Meeting. If any other business should properly come before the Annual Meeting or any postponement or adjournment thereof, the persons named in the proxy will vote on such matters according to their best judgment.

2022 Shareholder Proposals and Director Nominations

Shareholder Proposals for Inclusion in the Proxy Statement for the 2022 Annual Meeting

PepsiCo welcomes comments or suggestions from its shareholders. If a shareholder wishes to have a proposal formally considered at the 2022 Annual Meeting of Shareholders and included in the Company's Proxy Statement for that meeting, we must receive the proposal in writing on or before the close of business on November 24, 2021 and the proposal must otherwise comply with Rule 14a-8 under the Exchange Act.

Director Nominations for Inclusion in the Proxy Statement for the 2022 Annual Meeting

The Board has implemented a proxy access provision in our By-Laws, which allows a shareholder or group of up to 20 shareholders owning in aggregate three percent or more of our outstanding Common Stock continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to 20% of the number of directors in office or two nominees, whichever is greater, provided the shareholder(s) and nominee(s) satisfy the requirements in the By-Laws. If a shareholder or group of shareholders wishes to nominate one or more director candidates to be included in the Company's Proxy Statement for the 2022 Annual Meeting of Shareholders pursuant to these proxy access provisions in Section 2.9 of our By-Laws, we must receive proper written notice of any such nomination no earlier than the close of business on October 25, 2021 and no later than the close of business on November 24, 2021, and the nomination must otherwise comply with our By-Laws. If, however, the 2022 Annual Meeting is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, we must receive such notice no earlier than the close of business on the 150th day prior to such meeting and no later than the close of business on the later of the 120th day prior to such meeting or the 10th day following the public announcement of the meeting date.

Other Proposals or Director Nominations for Presentation at the 2022 Annual Meeting

Under our By-Laws, if a shareholder wishes to present other business or nominate a director candidate at the 2022 Annual Meeting of Shareholders, we must receive proper written notice of any such business or nomination no earlier than the close of business on January 5, 2022 and no later than the close of business on February 4, 2022. If, however, the 2022 Annual Meeting is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, we must receive such notice no earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the public announcement of the meeting date. Any such notice must include the information specified in the By-Laws. If a shareholder does not meet these deadlines, or does not satisfy the requirements of Rule 14a-4 of the Exchange Act, the persons named as proxies will be allowed to use their discretionary voting authority when and if the matter is raised at the Annual Meeting.

All notices of proposals or nominations, as applicable, must be addressed to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577.

Appendix A—Reconciliation of GAAP and Non-GAAP Information

($ in millions, except per share amounts; unaudited)

Organic revenue and organic revenue excluding COVID-19 charges, core constant currency EPS and core constant currency EPS (with 2016 growth excluding the impact of the Venezuela deconsolidation, 2018 growth excluding the impact of certain gains and 2020 growth excluding the impact of COVID-19 charges for calculation of this compensation performance measure), free cash flow, free cash flow excluding certain items and free cash flow excluding certain items and COVID-19 charges, core net ROIC improvement (with 2020 3-year growth excluding the impact of the SodaStream, Pioneer Foods, Rockstar and Be & Cheery acquisitions, COVID-19 charges and cumulative impact of foreign exchange translation for calculation of this compensation performance measure), core constant currency net income (refers to core constant currency net income attributable to PepsiCo) and core constant currency net income excluding COVID-19 charges are non-GAAP financial measures. In addition to using these measures as compensation performance measures, we use these non-GAAP financial measures internally to make operating and strategic decisions, including the preparation of our annual operating plan and evaluation of our overall business performance. We believe presenting non-GAAP financial measures provides additional information to facilitate comparison of our historical operating results and trends in our underlying operating results, and provides additional transparency on how we evaluate our business. We also believe presenting these measures allows investors to view our performance using the same measures that we use in evaluating our financial and business performance and trends.

We consider quantitative and qualitative factors in assessing whether to adjust for the impact of items that may be significant or that could affect an understanding of our ongoing financial and business performance or trends. The core non-GAAP financial measures contained in the Proxy Statement exclude the impact of the following items:

- *Mark-to-Market Net Impact:* Mark-to-market net gains and losses on commodity derivatives in corporate unallocated expenses. These gains and losses are subsequently reflected in division results when the divisions recognize the cost of the underlying commodity in operating profit.

- *Restructuring and Impairment Charges:* Expenses related to the multi-year productivity plans publicly announced in 2019, 2014, and 2012, as applicable.

- *Inventory Fair Value Adjustments and Merger and Integration Charges:* In 2020, inventory fair value adjustments and merger and integration charges of $255 million primarily related to our acquisitions of Pioneer Foods, Rockstar, Be & Cheery and BFY Brands. The charges are primarily related to fair value adjustments to the acquired inventory included in the acquisition-date balance sheets and closing costs, employee-related costs, contract termination costs, changes in the fair value of contingent consideration and other integration costs. These merger and integration charges also include liabilities to support socioeconomic programs in South Africa, which are irrevocable conditions of our acquisition of Pioneer Foods. In 2019, inventory fair value adjustments and merger and integration charges of $55 million primarily related to our acquisition of SodaStream. The charges are primarily related to fair value adjustments to the acquired inventory included in SodaStream's balance sheet at the acquisition date, as well as merger and integration charges, including employee-related costs. In 2018, merger and integration charges of $75 million related to our acquisition of SodaStream. These charges include closing costs, advisory fees and employee-related costs. In 2013, merger and integration charges of $10 million related to our acquisition of Wimm-Bill-Dann Foods OJSC.

- *Net Tax Related to the Tax Cuts and Jobs (TCJ) Act:* In 2019, net tax benefit of $8 million related to the TCJ Act. In 2018, net tax benefit of $28 million related to the TCJ Act. In 2017, provisional net tax expense of $2.5 billion associated with the enactment of the TCJ Act. Included in the net tax expense of $2.5 billion was a provisional mandatory one-time transition tax of approximately $4 billion on undistributed international earnings. This mandatory one-time transition tax was partially offset by a provisional $1.5 billion benefit resulting from the required remeasurement of our deferred tax assets and liabilities to the new, lower U.S. corporate income tax rate.

- *Other Net Tax Benefits:* In 2018, other net tax benefits of $4.3 billion related to the reorganization of our international operations. Also, in 2018, non-cash tax benefits of $717 million associated with both the conclusion of certain international tax audits and our agreement with the IRS resolving all open matters related to the audits of taxable years 2012 and 2013. In 2015, non-cash tax benefit of $230 million associated with our agreement with the IRS resolving substantially all open matters related to the audits for taxable years 2010 through 2011, which reduced our reserve for uncertain tax positions for the tax years 2010 through 2011. In 2013, non-cash tax benefit of $209 million associated with our agreement with the IRS resolving all open matters related to the audits for taxable years 2003 through 2009, which reduced our reserve for uncertain tax positions for the tax years 2003 through 2012.

- *Charges Related to Cash Tender and Exchange Offers:* In 2018, interest expense of $253 million in connection with our cash tender and exchange offers, primarily representing the tender price paid over the carrying value of the tendered notes.

- *Charges Related to the Transaction with Tingyi (Cayman Islands) Holding Corp. (Tingyi):* In 2016, impairment charge of $373 million to reduce the value of our 5% indirect equity interest in KSF Beverage Holding Co., Ltd. (KSFB), formerly known as Tingyi-Asahi Beverages Holding Co. Ltd., to its estimated fair value. In 2015, charge of $73 million related to a write-off of the value of a call option to increase our holding in KSFB to 20%.

- *Charge Related to Debt Redemption:* In 2016, interest expense primarily representing the premium paid in accordance with the "make-whole" redemption provisions to redeem all of our outstanding 7.900% senior notes due 2018 and 5.125% senior notes due 2019 for the principal amounts of $1.5 billion and $750 million, respectively.

- *Pension-Related Settlement Charges / (Benefits):* In 2020, pension settlement charges of $205 million related to lump sum distributions exceeding the total of annual service and interest cost. In 2019, pension settlement charges of $220 million related to the purchase of a group annuity contract and settlement charges of $53 million related to one-time lump sum payments to certain former employees who had vested benefits. In 2016, pension settlement charge of $242 million related to the purchase of a group annuity contract. In 2015, benefits of $67 million associated with the settlement of pension-related liabilities from previous acquisitions. In 2014, lump sum settlement charges of $141 million related to payments for pension liabilities to certain former employees who had vested benefits.

- *Venezuela Impairment Charges:* In 2015, charges of $1.4 billion related to the impairment of investments in our wholly-owned Venezuelan subsidiaries and beverage joint venture.

- *Venezuela Remeasurement Charges:* In 2014, a $105 million net charge related to our remeasurement of the bolivar for certain net monetary assets of our Venezuelan businesses. In 2013, net charge of $111 million related to the devaluation of the bolivar for our Venezuelan businesses.

Additionally, free cash flow excluding certain items is a measure management uses to monitor cash flow performance. Since net capital spending is essential to our product innovation initiatives and maintaining our operational capabilities, we believe that it is a recurring and necessary use of cash. As such, we believe investors should also consider net capital spending when evaluating our cash from operating activities. We also consider certain other items (included in the Net Cash Provided by Operating Activities Reconciliation table below) in evaluating free cash flow that we believe investors should consider in evaluating our free cash flow results.

ROIC is net income attributable to PepsiCo plus interest expense after-tax divided by the sum of quarterly average debt obligations and quarterly average common shareholders' equity. This metric serves as a measure of how well we use our capital to generate returns. Core net ROIC is ROIC adjusted for quarterly average cash, cash equivalents and short-term investments, after-tax interest income, and items that are not indicative of our ongoing performance. We believe the calculation of ROIC and core net ROIC provides useful information to investors and is an additional relevant comparison of our performance to consider when evaluating our capital allocation efficiency.

As described above, some of these non-GAAP financial measures were further adjusted for certain charges taken as a result of the COVID-19 pandemic in 2020, such as costs related to expanded benefits and frontline incentives, the provision of personal protective equipment and increased sanitation, allowances for expected credit losses, upfront payment reserves and inventory write-downs. For further information regarding these COVID-19 charges, refer to pages 30-32 and 67 of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 26, 2020.

For more information regarding these non-GAAP financial measures, including further information on the excluded items for years 2020 and 2019, see pages 42-46 and 49 of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 26, 2020.

Non-GAAP information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with U.S. GAAP. In addition, our non-GAAP financial measures may not be the same as or comparable to similar non-GAAP measures presented by other companies.

Net Revenue Growth Reconciliation

	Year Ended 12/26/2020
Reported Net Revenue Growth	5%
Impact of:	
Foreign Exchange Translation	2
Acquisitions and Divestitures	(3)
Organic Revenue Growth	4.3%
Impact of COVID-19 Charges	—
Organic Revenue Growth excluding COVID-19 Charges	4.3%

Diluted EPS Performance Reconciliation

	Year Ended							
	12/26/2020	12/28/2019	12/29/2018	12/30/2017	12/31/2016	12/26/2015	12/27/2014	12/28/2013
Reported Diluted EPS	$ 5.12	$ 5.20	$ 8.78	$ 3.38	$ 4.36	$ 3.67	$ 4.27	$ 4.32
Mark-to-Market Net Impact	(0.04)	(0.06)	0.09	(0.01)	(0.08)	—	0.03	0.03
Restructuring and Impairment Charges	0.17	0.21	0.18	0.16	0.09	0.12	0.21	0.08
Inventory Fair Value Adjustments and Merger and Integration Charges	0.17	0.03	0.05	—	—	—	—	0.01
Net Tax Related to the TCJ Act	—	(0.01)	(0.02)	1.70	—	—	—	—
Other Net Tax Benefits	—	—	(3.55)	—	—	(0.15)	—	(0.13)
Charges Related to Cash Tender and Exchange Offers	—	—	0.13	—	—	—	—	—
Charges Related to the Transaction with Tingyi	—	—	—	—	0.26	0.05	—	—
Charge Related to Debt Redemption	—	—	—	—	0.11	—	—	—
Pension-Related Settlement Charges / (Benefits)	0.11	0.15	—	—	0.11	(0.03)	0.06	—
Venezuela Impairment Charges	—	—	—	—	—	0.91	—	—
Venezuela Remeasurement Charges	—	—	—	—	—	—	0.07	0.07
Core Diluted EPS	$ 5.52	$ 5.53	$ 5.66	$ 5.23	$ 4.85	$ 4.57	$ 4.63	$ 4.37
Reported Diluted EPS Performance	(2)%	(41)%	160%	(23)%	19%	(14)%	(1)%	
Core Diluted EPS Performance	—%	(2)%	8%	8%	6%	(1)%	6%	
Impact of Foreign Exchange Translation	2	1	1	1	3	11	3	
Core Constant Currency Diluted EPS Performance	2%	(1)%	9%	9%	9%	10%	9%	
Impact of Excluding Certain Items[a]	n/a	n/a	(1)	n/a	n/a	n/a	n/a	
Impact of Excluding Venezuela from 2015 base[b]	n/a	n/a	n/a	n/a	2.5	n/a	n/a	
Impact of excluding COVID-19 Charges	8	n/a	n/a	n/a	n/a	n/a	n/a	
Core Constant Currency Diluted EPS Performance, Excluding Above Items	10%	(1)%	7%	9%	12%	10%	9%	
2018-2020 Three-Year Growth Average	5.5%[c]							

n/a - Adjustment was not applicable for purposes of calculating this performance measure.

[a]   Represents the impact of excluding certain gains associated with the sale of assets and insurance claims and settlement recoveries.

[b]   Represents the impact of the exclusion of the 2015 results of our Venezuelan businesses, which were deconsolidated effective as of the end of the third quarter of 2015.

[c]   Average percentage is based on unrounded amounts.

Note - Certain amounts above may not sum due to rounding.

Net Cash Provided by Operating Activities Reconciliation

	Year Ended 12/26/2020
Net Cash Provided by Operating Activities	$ 10,613
Capital Spending	(4,240)
Sales of Property, Plant and Equipment	55
Free Cash Flow	6,428
Discretionary Pension Contributions	339
Net Cash Tax Benefit Related to Discretionary Pension Contributions	(133)
Payments Related to Restructuring Charges	257
Net Cash Tax Benefit Related to Restructuring Charges	(48)
Tax Payments Related to the TCJ Act	80
Payments Related to Merger and Integration Charges	131
Net Cash Tax Benefit Related to Merger and Integration Charges	(19)
Margin posted against our futures contracts	(81)
Free Cash Flow Excluding Certain Items	6,954
Payments Related to COVID-19 Charges	562
Net Cash Tax Benefit Related to COVID-19 Charges	(116)
Free Cash Flow Excluding Certain Items and COVID-19 Charges	$ 7,400

ROIC

	Year Ended	
	12/26/2020	12/30/2017
Net Income Attributable to PepsiCo	$ 7,120	$ 4,857
Interest Expense	1,252	1,151
Tax on Interest Expense	(278)	(415)
	$ 8,094	$ 5,593
Average Debt Obligations	$ 41,402	$ 38,707
Average Common Shareholders' Equity	13,536	12,004
Average Invested Capital	$ 54,938	$ 50,711
ROIC	14.7 %	11.0 %

ROIC Growth Reconciliation

	Year Ended		2020 Growth versus 2017
	12/26/2020	12/30/2017	
ROIC	14.7%	11.0%	370 bps
Impact of:			
Average Cash, Cash Equivalents and Short-Term Investments	3.4	7.6	
Interest Income	(0.2)	(0.5)	
Tax on Interest Income	0.1	0.2	
Mark-to-Market Net Impact	(0.1)	—	
Restructuring and Impairment Charges	0.3	0.3	
Inventory Fair Value Adjustments and Merger and Integration Charges	0.4	—	
Pension-Related Settlement Charges	0.2	—	
Net Tax Related to the TCJ Act	0.1	4.5	
Other Net Tax Benefits	1.0	0.1	
Charges Related to the Transaction with Tingyi	—	(0.1)	
Venezuela Impairment Charges	—	(0.2)	
Core Net ROIC	19.9%	22.9%	(298)bps
3-Yr Cumulative Impact of Foreign Exchange Translation	(0.1)		(13)
Impact of Certain Acquisitions[a]	3.3	—	328
Impact of COVID-19 Charges	1.4	—	143
Core Net ROIC, Excluding Above Items	24.5%	22.9%	160 bps[b]

[a] Includes impacts of Pioneer Foods, Rockstar and Be & Cheery acquisitions in 2020 and SodaStream acquisition in 2019.

[b] Represents one of the performance measures used to determine the payout of the NEOs' 2018 PSU awards.

Note - Certain amounts above may not sum due to rounding.



Net Income Attributable to PepsiCo Reconciliation

	Year Ended		
	12/26/2020	12/28/2019	Growth
Net Income Attributable to PepsiCo	$ 7,120	$ 7,314	(3)%
Mark-to-Market Net Impact	(58)	(87)	
Restructuring and Impairment Charges	231	298	
Inventory Fair Value Adjustments and Merger and Integration Charges	237	47	
Pension-Related Settlement Charges	158	211	
Net Tax Related to the TCJ Act	—	(8)	
Core Net Income Attributable to PepsiCo	$ 7,688	$ 7,775	(1)
Impact of Foreign Exchange Translation			2
Core Constant Currency Net Income Attributable to PepsiCo Growth			1
Impact of COVID-19 Charges			8
Core Constant Currency Net Income Attributable to PepsiCo Growth Excluding COVID-19 charges			9%

PBNA, International, North America, Global Food and Snacks and Global Beverages Net Revenue Growth Reconciliations

	Year Ended 12/26/2020				
	PBNA	International	North America	Global Food and Snacks	Global Beverages
Reported Net Revenue Growth	4%	4%	5%	6%	3%
Impact of:					
Foreign Exchange Translation	—	5	—	3	1
Acquisitions and Divestitures	(2)	(5)	(1)	(4)	(1)
Organic Revenue Growth	2%	4.5%	4%	6%	2.5%

Note - Certain amounts above may not sum due to rounding.

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" In 2020, nothing could stop our frontline workers from making, moving, and selling our products. They have been out there, day after day, creating smiles for our company and, most importantly, for our consumers, our customers, and our communities. To our entire frontline workforce around the world, on behalf of the entire PepsiCo family, I say a huge, heartfelt *thank you.* "

— Ramon L. Laguarta

